UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

(Amendment No. 1)

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.:

Fort Technology Inc.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

Ontario, Canada	325 Front Street West, 2nd Floor, Toronto, Ontario, M5V 2Y1, Canada
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Gabriel Kabazo

Chief Executive Officer

325 Front Street West

2nd Floor

Toronto, Ontario M5V 2Y1

Tel: (604) 833-6820

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Trading Symbol(s)	Name of each exchange on which each class is to be registered
Common shares, no par value per share	FRTT	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of April 30, 2026: 11,362,318 common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company. Yes ☐ No ☒

i

Fort Technology Inc.

INTRODUCTION

In this registration statement on Form 20-F, “we,” “us,” “our,” the “Company and ” “Fort” refer to Fort Technology Inc.

We are an e-commerce consumer products goods, or CPG, company focused on the assembly and sale of pest control products via the Amazon Marketplace, or Amazon, utilizing the Fulfillment by Amazon, or FBA, and Fulfillment by Merchant, or FBM, models. As at the date of this registration statement, we sell our products in the U.K., Germany, France, Italy, and other European countries and we plan to sell our products in the U.S. in the future. On February 6, 2025, we, being Fort Technology Inc. (then known as Impact Acquisitions Corp., or Impact, a capital pool company listed on the TSX Venture Exchange), entered into a share purchase agreement, or the Share Purchase Agreement, with Nexera Technologies Ltd. (formerly known as Jeffs’ Brands Ltd.), or Nexera, a company incorporated under the laws of the State of Israel, and Fort Products Limited, or Fort UK, a wholly-owned U.K.-based subsidiary of Nexera, pursuant to which, on the terms and subject to the conditions of the Share Purchase Agreement, Nexera sold all of the issued and outstanding shares Fort Products Limited to us, or the Acquisition. The Acquisition closed on July 7, 2025. In connection with the consummation of Acquisition, we changed our name from “Impact Acquisitions Corp.” to “Fort Technology Inc.”. Pursuant to the Share Purchase Agreement, among other things, Nexera sold to us, all of the issued and outstanding common shares of Fort UK, in consideration for 7,142,857 of our common shares and up to an additional 4,714,287 contingent right shares, each entitling the holder thereof to acquire one of our common shares for no additional consideration upon the achievement of certain pre-determined milestones, representing a post-closing equity interest in us of 75.02% . Upon the effectiveness of the listing of our common shares on the Nasdaq Capital Market (“Nasdaq”), 1,571,429 common shares, representing contingent right shares pursuant to the Share Purchase Agreement will be issued to Nexera as the achievement of one of the milestones.

Our reporting currency and functional currency is the United States dollar. Amounts denominated in United States Dollars are stated as “$” “dollars” or “USD”. Unless otherwise expressly stated or the context otherwise requires, references in this registration statement to “CAD$” are to Canadian dollars, “NIS” are to New Israeli Shekel, and “GBP” and “£” are to Great British Pound.

On October 1, 2025, we effected a one-for-seven (1-for-7) consolidation of our issued and outstanding common shares and on such date, our common shares began trading on a post reverse share split basis on the TSX Venture Exchange (“TSXV”). On February 18, 2026, we effected a one-for-two (1-for-2) consolidation of our issued and outstanding common shares and on such date, our common shares began trading on a post reverse share split basis on the TSXV. Unless the context expressly indicates otherwise, all references to share and per share amounts referred to herein reflect the amounts after giving effect to the aforementioned share consolidations.

Unless otherwise indicated, or the context otherwise requires, references in this registration statement on Form 20-F to financial and operational data for a particular year refer to the fiscal year of our Company ended December 31 of that year.

We report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. Unless derived from our financial statements or otherwise noted, amounts presented in this registration statement are translated at the rate of CAD$ 1.37 = US$ 1.00, the exchange rate between the Canadian dollar and the U.S. dollar and 0.74 GBP = US$ 1.00, each as reported by the Bank of Canada as of December 31, 2025.

This registration statement includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications.

EMERGING GROWTH COMPANY STATUS

We qualify as an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or JOBS Act, and we may take advantage of certain exemptions, including exemptions from various reporting requirements that are otherwise applicable to public traded entities that do not qualify as emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act.

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Given that we currently report and expect to continue to report our financial results under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of our initial public offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the aggregate worldwide market value of our common shares, including common shares represented by warrants, held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

As a foreign private issuer and an emerging growth company, we are permitted to provide less detailed disclosure regarding executive compensation. Thus, for so long as we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to not be subject to more stringent executive compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

Implications of Being a Controlled Company

Upon the effectiveness of the listing of our common shares on Nasdaq, Nexera will hold approximately 70.94% of our issued and outstanding common shares and will be able to exercise approximately 70.94% of the total voting power of our issued and outstanding common shares as of such date. As a result, we will be a “controlled company” as defined under the Nasdaq Listing Rules and qualify for exemptions from certain Nasdaq corporate governance requirements. Although we do not intend to utilize any exemptions from the Nasdaq corporate governance standards upon the effectiveness of the listing of our common shares on Nasdaq, we may utilize any or all of these exemptions at any time at our discretion until we cease to be a “controlled company.”

For so long as we are a “controlled company”, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that requires a compensation committee comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors or by a nominations committee that consists entirely of independent directors with a written charter or board resolution addressing the nominations process.

Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq Listing Rules, we could elect to rely on one or more of these exemptions in the future. If we elect to rely on any such exemptions, you will not have the same protections afforded to shareholders of companies that are subject to these corporate governance requirements. Our status as a “controlled company” could cause our common shares to look less attractive to certain investors or otherwise harm the trading price of the common shares. For more information including a more detailed description of risks related to being a “controlled company,” see Item 3.D “Key Information - Risk Factors–General Risk Factors–We will be a “controlled company” as defined under the Nasdaq Listing Rules. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq Listing Rules, we could elect to rely on one or more of these exemptions in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.”

TRADEMARKS

All trademarks or trade names referred to in this registration statement are the property of their respective owners. Solely for convenience, the trademarks and trade names in this registration statement are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this registration statement may be deemed to be “forward-looking statements”. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs, and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate.

The forward-looking statements made in this registration statement relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this registration statement to reflect events or circumstances after the date of this registration statement or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements are listed below. The below is also a summary of the risk factors described in Item 3.D “Key Information - Risk Factors” of this registration statement.

MARKET, INDUSTRY AND OTHER DATA

Market data and certain industry data and forecasts used throughout this registration statement were obtained from sources we believe to be reliable, including market research databases, publicly available information, reports of governmental agencies, and industry publications and surveys. We have relied on certain data from third party sources, including industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry. While we are not aware of any misstatements regarding the industry data presented in this registration statement, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” and elsewhere in this registration statement.

Statements made in this registration statement concerning the contents of any agreement, contract or other document are summaries of such agreements, contracts or documents and are not a complete description of all of their terms. If we filed any of these agreements, contracts or documents as exhibits to this registration statement or to any previous filing with the Securities and Exchange Commission, or SEC, you may read the document itself for a complete understanding of its terms.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

For the names, business addresses and functions of our directors and senior management, see “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management” and “Item 6. Directors, Senior Management and Employees – C. Board Practices.”

B.	Advisers

Our principal legal advisers with respect to U.S. federal laws is Greenberg Traurig, P.A., located at 132 Menachem Begin Road, Tel Aviv, Israel. Our principal legal advisers with respect to Canadian corporate laws is MLT Aikins LLP, located at Suite 2600 - 1066 West Hastings Street, Vancouver, BC V6E 3X1 Canada.

C.	Auditors

Our independent auditor is Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, Certified Public Accountants, located at Derech Menachem Begin 132, Tel Aviv, 6701101 Israel.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

The following table sets forth our capitalization as of December 31, 2025:

●	on an actual basis; and

●	on a pro forma basis giving effect to (i) the issuance of 1,571,429 common shares, representing contingent right shares, which will be issued upon the effectiveness of the listing of our common shares on Nasdaq as the achievement of one of the milestones pursuant to the Share Purchase Agreement, and (ii) the issuance of 1,949,794 common shares and warrants to purchase 1,949,794 common shares upon the automatic conversion of August 2025 Convertible Debentures (as defined below) immediately following the effectiveness of the listing of our common shares on Nasdaq, as if such events had occurred on December 31, 2025.

You should read this information together with our financial statements and the related notes and with “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this registration statement.

	As of December 31, 2025
U.S. dollars in thousands	Actual (audited)	Pro Forma (unaudited)
Cash	$605	$605
Convertible debentures	3,127	-

Shareholders’ equity:
Common shares and additional paid in capital	6,884	9,404
Stock-based compensation reserve	185	185
Convertible debentures reserve	150	-
Retained earnings	(4,426)	(4,426)

Total shareholders’ equity	2,793	5,920

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

Our business faces significant risks. You should carefully consider the risks described below, together with all of the other information in this registration statement. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer and the price of our securities could decline. This registration statement also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other Securities and Exchange Commission, or SEC, filings. See “Cautionary Note Regarding Forward-Looking Statements” above.

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” below. These risks include, among others, the following:

Risks Related to Our Businesses, Strategies, Technology, and Industry

●	Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

●	We will require additional capital to fund our operations. Failure to obtain this necessary capital if needed may force us to delay, limit, or terminate our product development efforts or other operations.

●	We face risks regarding our ability to compete in the pest control industry in the future.

●	We may not be able to manage our growth effectively, and such rapid growth may adversely affect our corporate culture.

●	We are heavily dependent on the success of our pest control products, for which we do not hold any patents. We cannot give any assurance that any of our current or future pest control products will receive regulatory approval in additional markets, which is necessary before they can be commercialized.

●	Our e-commerce operations are reliant on Amazon and FBA/FBM and changes to Amazon, Amazon’s services and their terms of use may harm our business.

●	Our business depends on our ability to build and maintain strong product listings on e-commerce platforms.

●	We currently have no marketing or sales staff and rely in large part on the Amazon Marketplace search mechanism to source new customers.

●	If we fail to acquire new customers or retain existing customers, including end customers with respect to sales generated using the FBA or FBM model, or fail to do so in a cost-effective manner, we may not be able to achieve profitability.

●	If we fail to offer high-quality customer support, our business and reputation may suffer.

●	Potential growth of our businesses is based on international expansion, making us susceptible to risks associated with international sales and operations.

●	Our business, including our costs and supply chain, is subject to risks associated with sourcing, importing and warehousing.

●	Our eCommerce operation’s operating results are subject to seasonal fluctuations.

Risks Related to Our Pest Control Business Operations

●	From time to time, we may sign letters of intent and/or enter into term sheets or other similar arrangements that are subject to negotiation of definitive agreements. There can be no assurance that we will enter into any such definitive agreements.

●	We will need to expand our organization and as such we may experience difficulties in recruiting needed additional employees and consultants, which could disrupt our operations.

●	We may not be successful in our efforts to identify, or market additional pest control products.

●	The use of any of our pest control products could result in product liability or similar claims that could be expensive, damage our reputation and harm our business.

●	If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

●	The regulatory approval processes of the EPA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our pest control products, our business will be substantially harmed.

Risks Related to Third Parties

●	We rely on third parties to manufacture our pest control products.

●	Risks associated with the suppliers from whom our products are sourced could materially adversely affect our financial performance, as well as our reputation and brand.

●	Our eCommerce operations, including the costs and supply chain, are subject to risks associated with sourcing, importing and warehousing.

●	Our dependence on third parties to provide overseas transportation and domestic distribution services may impact the delivery and quality of our transportation and logistics services, and any disruption to these services could result in a disruption to our business, negative publicity, and a slowdown in the growth of our customer base, materially and adversely affecting our business, financial condition, and results of operations.

●	Our eCommerce operations rely on data provided by third parties, the loss of which could limit the functionality of our platforms, cause us to invest in the wrong product or disrupt our business.

●	Our failure or the failure of third parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information and practices, could damage our reputation and brands and substantially harm our business and operating results.

Risks Related to our Intellectual Property

●	Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

●	We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

●	We may not be able to protect our intellectual property rights throughout the world

●	The inability to acquire, use or maintain our trademarks and domain names for our sites could substantially harm our business and operating results.

●	Intellectual property rights do not necessarily address all potential threats.

Risks Related to Commercialization of our Pest Control Products

●	If the market opportunities for our existing or future pest control products are smaller than we believe they are, our revenue may be adversely affected, and our business may suffer.

●	We face intense competition and the possibility that our competitors may source, develop or commercialize pest control products that are similar, more advanced or more effective than our products, which may adversely affect our financial condition and our ability to successfully commercialize our products.

●	Any significant disruption in service on our websites or in our computer systems, a number of which are currently hosted or provided by third-party providers, could materially affect our ability to operate, damage our reputation and result in a loss of customers, which would harm our business and results of operations.

●	Our eCommerce operations’ efforts to acquire or retain customers, and our efforts to sell new products or increase sales of our existing products, may not be successful, which could prevent us from maintaining or increasing sales and achieving profitability.

●	Our eCommerce operations are subject to risks related to online payment methods.

●	We may not accurately forecast revenues, profitability and appropriately plan our expenses.

Risks Related to Legal and Regulatory Matters

●	We may be subject to general litigation, regulatory disputes and government inquiries.

●	A failure to comply with current laws, rules and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business, financial performance, results of operations or business growth.

●	If our products experience any recalls, product liability claims, or government, customer or consumer concerns about product safety, our reputation and operating results could be harmed.

●	Any failure by us or our vendors to comply with product safety, labor or other laws, or our standard vendor terms and conditions, or to provide safe factory conditions for our or their workers may damage our reputation and brand and harm our business.

●	We are subject to U.S. governmental regulation and other legal obligations related to privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.

●	In Europe, where we expanded our business operations as part of our growth, the data privacy and information security regime continues to evolve and is subject to increasing regulatory scrutiny.

●	Even following receipt of any regulatory approval for our pest control products, we will continue to be subject to regulation of our advertising practices.

●	Our operations are subject to environmental laws and regulations that may increase costs of operations and impact or limit our business plans.

Risks Related to our International Operations

●	Conditions in Israel may affect our operations.

●	Exchange rate fluctuations between foreign currencies and the U.S. Dollar may negatively affect our earnings.

Risks Related to Our Status as a Public Company and Ownership of our Common Shares

●	Our executive officers, directors and principal shareholders will maintain the ability to exert significant control over matters submitted to our shareholders for approval.

●	There has been no prior public market in the United States for our common shares, and an active trading market in the United States may not develop. Our securities will be traded on more than one market or exchange and this may result in price variations.

●	If our existing shareholders sell common shares, either on the TSX Venture Exchange or Nasdaq, after our anticipated listing, the market price of our common shares could decline.

●	Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, results of operation or financial condition. In addition, current and potential shareholders could lose confidence in our financial reporting, which could have a material adverse effect on the price of our common shares.

●	As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable Nasdaq requirements.

●	We are an “emerging growth company”.

●	Because we are a corporation continued in the Province of Ontario and some of our directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

●	We will incur significant increased costs as a result of the listing of our securities for trading on Nasdaq.

●	We may be subject to securities litigation, which is expensive and could divert management attention.

Risks Related to Our Businesses, Strategies, Technology, and Industry

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. For the year ended December 31, 2025, we reported a net loss of $5,830 thousand, compared to a net profit of $360 thousand for the year ended December 31, 2024.

Our quarterly, year-to-date and annual expenses as a percentage of our revenues may differ significantly from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause our share price to fall. Each of the following factors, among the other risks described herein, may affect our operating results:

●	our ability to penetrate the pest control industry with our products;

●	our ability to generate revenue from our products;

●	the amount and timing, of operating costs and capital expenditures related to the maintenance and expansion of our businesses, and operations;

●	our focus on long-term goals over short-term results;

●	the global economic situation; and

●	seasonal fluctuations that impact the demand for pest control products.

We will require additional capital to fund our operations. Failure to obtain this necessary capital if needed may force us to delay, limit, or terminate our product development efforts or other operations.

Commercialization of our products and developing further product candidates, including conducting experiments and field studies, obtaining and maintaining regulatory approval and commercializing any products approved for sale, is a time-consuming, expensive and uncertain process that takes years to complete. We expect our expenses to continue and to increase in connection with our ongoing activities, particularly as we advance our commercialization activities. We may expand our operations, and as a result of many factors, some of which may be currently unknown to us, our expenses may be higher than expected. Securing additional financing may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. If we are unable to raise additional capital when required or on acceptable terms, we may be required to take certain actions, including the following:

●	significantly delay, scale back or discontinue the development or commercialization of our product candidates;

●	seek strategic partners for the manufacturing, sales and distribution of our products or any of our other product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available; and

●	relinquish, or license on unfavorable terms, our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves.

The occurrence of any of the events described above would have a material adverse effect on our business, operating results and prospects and on our ability to develop our product candidates.

We face risks regarding our ability to compete in the pest control industry in the future.

We operate in a highly competitive industry with fragmented markets and low barriers to entry. Our revenues and earnings are affected by changes in competitors’ services, technological advances by our competitors, markets, and prices and general economic issues. We compete with other large pest control companies, as well as numerous smaller pest control companies and do-it-yourself options, for a finite number of customers. We believe that the principal competitive factors in the market areas that we serve are quality and speed of service, customer proximity, customer satisfaction, brand awareness and reputation, terms of guarantees, technical proficiency and price. Although we believe that our customer experience and quality service are excellent, we cannot assure investors that we will be able to maintain our competitive position in the future.

If we do not compete effectively with these competitors, our revenue may not grow. We have experienced competition from a number of pest control companies and expect continued competition in the future. Our competitors may announce new products, services or enhancements that better meet the needs of customers or changing industry standards. Increased competition may cause price reductions, reduced gross margins and reduced growth in sales, any of which could have a material adverse effect on our business, results of operations and financial condition. We face substantial competition from established competitors, many of which may have greater financial, research and marketing resources than it does. Many of these companies also have a larger customer base, have longer operating histories or have greater name recognition than we do. There can be no assurance that we will successfully differentiate our current and proposed products from the products of our competitors, or that the marketplace will consider our products to be superior to competing products. Because of the industry in which we operate, we expect to face additional competition from new entrants. To maintain our competitive position, it is believed that we will be required to continue to invest in research and development, marketing and regulatory approvals. There can be no assurance that we will have sufficient resources to continue to make these investments, that we will be able to make the technological advances necessary to maintain our competitive position, or that our products will receive market acceptance. Our competitors may be able to respond more quickly to changes in customer requirements and devote greater resources to the enhancement, promotion and sale of their products. We may not be able to compete successfully in the future, and increased competition may result in price reductions, reduced profit margins, loss of market share and an inability to generate cash flows that are sufficient to maintain or expand our development of new products.

We may not be able to manage our growth effectively, and such rapid growth may adversely affect our corporate culture.

We expect to rapidly and significantly expand our operations and anticipate expanding further as we pursue our growth strategies over the next several years. These expectations are based on our demonstrated ability to successfully launch and scale our operations in the United Kingdom, where we have established operating processes, supplier relationships, and market-specific expertise. We believe this operating model is replicable across other European markets due to similar regulatory frameworks, customer demand characteristics, and distribution channels, as well as our ability to efficiently ship products from our U.K. warehouses to Amazon fulfillment centers across Europe due to their close geographic proximity.

Building on this foundation, we have begun implementing our strategy to expand into additional European countries. We have successfully launched operations in several key markets, including France, Italy, and Germany, and we intend to leverage the operational expertise, infrastructure, and lessons learned from these initial expansions to enter additional European markets. We currently expect the most significant phase of this expansion to occur over the next two to three years, subject to market conditions, regulatory considerations, and our ability to secure sufficient operational and financial resources.

Such expansion increases the complexity of our business and places a significant strain on our management, operations, technical systems, financial resources and internal control over financial reporting functions. Our current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our future operations, especially as we employ personnel in several geographic locations.

We are currently in the process of transitioning certain of our business and financial systems to systems on a scale reflecting the increased size, scope and complexity of our operations, and the process of migrating our legacy systems could disrupt our ability to timely and accurately process information, which could adversely affect our results of operations and cause harm to our reputation. As a result, we may not be able to manage our expansion effectively.

Our entrepreneurial and collaborative culture is important to us, and we believe it has been a major contributor to our success. We may have difficulties maintaining our culture or adapting it sufficiently to meet the needs of our future and evolving operations as we continue to grow, in particular as we grow internationally.

In addition, we are currently in the process of developing and maintaining our culture as a public company, with the attendant changes in policies, practices, corporate governance and management requirements. Failure to successfully develop or maintain such a culture could have a material adverse effect on our business, results of operations, financial condition and prospects.

We are heavily dependent on the success of our pest control products, for which we do not hold any patents. We cannot give any assurance that any of its current or future pest control products will receive regulatory approval in additional markets, which is necessary before they can be commercialized.

To date, we have invested substantially all of our efforts and financial resources to source and market our pest control products. Our future success is dependent on our ability to continue to source our current products from third party suppliers and to successfully source, obtain regulatory approval for, and then successfully market and commercialize new products in the future. We hold no patents over our pest control products and cannot prevent our competitors from selling the same or similar products under different branding.

Our ability to sell our products in new markets is subject to environmental regulations and the grant of other necessary regulatory approvals from each jurisdiction in which the products are to be sold. There is no guarantee that we will be able to obtain and maintain such regulatory approval for all or any of our new or existing products in new or existing markets.

We generally plan to seek regulatory approval to commercialize our existing pest control products in the U.S., and additional jurisdictions in Europe. To obtain regulatory approvals we must comply with the numerous and varying regulatory requirements of such countries and/or provinces and states therein regarding safety, environmental protections, commercial sales, pricing and distribution of our products. Even if we are successful in obtaining approvals in some new jurisdictions, we cannot ensure e wit will obtain approval in any other jurisdictions or maintain our current approvals. If we are unable to obtain and maintain approval for our existing and new products in existing and new jurisdictions, our revenue and results of operations would be negatively affected.

Our e-commerce operations are reliant on Amazon and FBA and changes to Amazon, Amazon’s services and their terms of use may harm our business.

Our products are sold predominantly on Amazon and orders are fulfilled entirely by Amazon utilizing the FBA model. In order to continue to utilize Amazon and the FBA model, we must comply with the applicable policies and terms of use relating to these services. Such policies and terms of use may be altered or amended at Amazon’s sole discretion, including changes regarding the cost of securing these services, and changes that increase the burden of compliance with its requirements, may cause us to significantly alter our business model or incur additional costs in order to comply, which could negatively impact our results of operations. Non-compliance with applicable terms of use and policies can result in the removal of one or more products from the marketplace and suspension of fulfillment services either of which could have a material adverse effect on our business and results of our operations. Although we exert efforts in order to ensure ongoing compliance and no notices of non-compliance have been received to date, we cannot assure you that events of this kind will not occur in the future.

We rely on other information technologies and systems to operate our business and to maintain our competitiveness, and any failure to invest in and adapt to technological developments and industry trends could harm our business.

We depend on sophisticated information technologies and systems, technology and systems used for websites and apps, customer service, logistics and fulfillment, supplier connectivity, communications and administration. As our operations grow in size, scope and complexity, we will need to continuously improve and upgrade our systems and infrastructure to offer an increasing number of consumer-enhanced services, features and functionalities, while maintaining and improving the reliability and integrity of our systems and infrastructure.

Our future success also depends on our ability to assimilate different analytical tools as well as internal methodologies, including logistics and fulfillment platform which leverages, to meet rapidly evolving e-commerce trends and demands. The emergence of alternative platforms may require us to continue to invest in new and costly technology. We may not be successful, or we may be less successful than our competitors, in adopting technologies that operate effectively across multiple e-commerce platforms, which would negatively impact our business and financial performance. New developments in other areas, such as cloud computing providers, could also make it easier for competitors to enter our markets due to lower up-front technology costs. In addition, we may not be able to maintain our existing systems or replace our current systems or introduce new technologies and systems as quickly or cost effectively as we would like. Failure to invest in and adapt to technological developments and industry trends may have a material adverse effect on our business, results of operations, financial condition and prospects.

Our business depends on our ability to build and maintain strong product listings on e-commerce platforms. We may not be able to maintain and enhance our product listings if we receive a substantial number of customer complaints, negative publicity or otherwise fail to live up to customers’ expectations, any of which could materially adversely affect our business, results of operations and growth prospects.

Maintaining and enhancing our product listings is critical in expanding and growing our business. However, a significant portion of our perceived performance to the customer depends on third parties outside of our control, including suppliers and logistics providers such as FedEx, UPS, postal services and other third-party delivery agents and online retailers, mainly Amazon. Because our agreements with our online retail partners are generally terminable at will, we may be unable to maintain these relationships, and our results of operations could fluctuate significantly from period to period. Because we rely on third party logistics companies, like FedEx, to deliver our products, we are subject to shipping delays or disruptions caused by inclement weather, natural disasters, labor activism, health epidemics or bioterrorism. In addition, because we rely on national, regional and local transportation companies for the delivery of some of our other products, we are also subject to risks of breakage or other damage during delivery by any of these third parties. If these third parties do not meet our or our customers’ expectations, our brands may suffer irreparable damage. In addition, maintaining and enhancing our current and future brands may require us to make substantial investments, and these investments may not yield sufficient returns. If we fail to promote and maintain our brands, or if we incur excessive expenses in this effort, our business, operating results and financial condition may be materially adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brands may become increasingly difficult and expensive. Maintaining and enhancing our brands will depend largely on our ability to anticipate market trends and customer demand and to provide high quality products to our customers and a reliable, trustworthy and profitable sales channel to our suppliers, which we may not be able to do successfully.

A substantial number of customer complaints or negative publicity about our sites, products, delivery times, customer data handling and security practices or customer support, especially on blogs, social media websites or our sites, could rapidly and severely diminish consumer views of our products and result in harm to our brands. Customers may also make safety-related claims regarding products sold through our online retail partners, such as Amazon, which may result in an online retail partner removing the product from its marketplace. Such removal may materially impact our financial results depending on the product that is removed and the length of time that it is removed. We also use and rely on other services from third parties, such as our telecommunications services, and those services may be subject to outages and interruptions that are not within our control.

Our efforts to acquire or retain customers, and our efforts to sell new products or increase sales of our existing products, may not be successful, which could prevent us from maintaining or increasing our sales.

If we do not successfully promote and sustain our new and/or existing product listings and brands through marketing and other tools, we may fail to maintain or increase our sales. Promoting and positioning our brands and product listings will depend largely on the success of our marketing efforts, our ability to attract customers cost effectively and our ability to consistently provide a high-quality product and maintain consumer satisfaction. We also use promotions to drive sales, which may not be effective and may adversely affect our gross margins. Our investments in marketing may not effectively reach potential customers, potential customers may decide not to buy our products or the spending of customers that purchase from us may not yield the intended return on investment, any of which could negatively affect our financial results. The failure of our marketing activities could also adversely affect our ability to promote our product listings and sell our products, and to develop and maintain relationships with our customers, retailers and brands, which may have a material adverse effect on our business, results of operations, financial condition and prospects.

We currently have no marketing or sales staff and rely in large part on the Amazon Marketplace search mechanism to source new customers.

While we sell some of our products direct to consumers via our webpages, the majority of our sales occur on the Amazon Marketplace and we rely on the Amazon Marketplace search mechanism and Amazon’s search engine optimization tools to promote our products to Amazon customers and other potential customers searching for pest control products on internet search browsers. If Amazon fails to promote our products or lists the products of competitor’s in its search results ahead of our products, our ability to grow our business and generate revenue may be adversely affected.

If we fail to acquire new customers or retain existing customers, including end customers with respect to sales generated using the FBA or FBM model, or fail to do so in a cost-effective manner, we may not be able to achieve profitability.

Our success depends on our ability to acquire and retain customers, including end customers from e-commerce platforms, such as Amazon, in a cost-effective manner. In order to expand our customer base, we must appeal to and acquire customers who have historically used other channels to purchase the wide variety of products we offer and may prefer alternatives to our offerings, such as those offered by other vendors on Amazon, traditional brick-and-mortar retailers and the websites of our competitors or our suppliers’ own websites. We expect competition in e-commerce generally to continue to increase. Competitors have introduced lower cost or differentiated products that are perceived to compete with our products. If we are unable to correctly anticipate market trends and customer demand, our ability to sell our products could be impaired. If we fail to deliver quality products, or if customers do not perceive the products we offer to be of high value and quality, we may not be able to acquire new customers. If we are unable to acquire new customers who purchase products in numbers sufficient to grow our business, we may not be able to generate the scale necessary to drive beneficial network effects with our suppliers, our net revenue may decrease and our business, financial condition and operating results may be materially adversely affected.

We believe new customers, including end customers from e-commerce platforms, such as Amazon, can originate from word-of-mouth and other non-paid referrals from existing customers. Therefore, we must ensure that our existing customers, including customers from e-commerce platforms, such as Amazon, remain loyal to us in order to continue receiving those referrals. If our efforts to satisfy our existing customers are not successful, we may lose these customers or we may not be able to acquire new customers in sufficient numbers to continue to grow our business, or we may be required to incur significantly higher marketing expenses in order to acquire new customers. For example, since 2016, Amazon has maintained a policy whereby they will purge all reviews they believe are paid for. While we do not ask customers to leave a positive review or change a review, some of our reviews may be purged by Amazon in accordance with this policy if Amazon believes they were questionable or not authentic. If Amazon purges reviews or if we are unable to maintain our positive reviews, it may adversely affect our ability to acquire new customers or retain existing ones.

In addition, we believe that Amazon has, from time to time, placed limitations on the daily volume of reviews that may be provided for any specific product listing. This limitation or others relating to customer engagement with our product listings could impact the success of our product listings, which could adversely impact our financial performance.

If we fail to offer high-quality customer support, our business and reputation may suffer.

High-quality education and training of customer support personnel to deliver high-quality customer support are important for the successful retention of existing customers. Providing this education, training and support requires that our support personnel have specific knowledge and expertise of our products and markets, making it more difficult for us to hire experienced personnel and to scale up our support operations. The importance of high-quality customer support will increase as we expand our business and pursue new customers. If we do not provide effective and timely ongoing support, our ability to retain existing customers may suffer, and our reputation with existing or potential customers may be harmed, which would have a material adverse effect on our business, results of operations, financial condition and prospects. As we rely on Amazon Marketplace’s customer support services for the majority of our customer support, the quality, timeliness, and availability of customer support to our customers is not in our control unless we expend significant time and resources developing our internal customer support capabilities, and even if such capabilities are developed customers may still choose to utilize Amazon Marketplace customer support over direct customer support offered by us.

Our efforts to expand our business into new brands, products, services, technologies and geographic regions will subject us to additional business, legal, financial and competitive risks and may not be successful.

Our business success depends to some extent on our ability to expand our consumer offerings by launching new brands, products and services and by expanding our existing offerings into new geographic regions.

Our strategy is to use our skills to determine which markets to enter and optimize the mix of products and services that we offer.

Launching new brands, products and services requires significant upfront investments, including investments in marketing (namely digital marketing and pay per click), information technology and additional personnel. We operate in highly competitive industries with relatively low barriers to entry and must compete successfully in order to grow our business. We may not be able to generate satisfactory revenue from these efforts to offset these costs. Any lack of market acceptance of our efforts to launch new brands, products or services or to expand our existing offerings could have a material adverse effect on our business, prospects, financial condition and results of operations. Further, as we continue to expand our fulfillment capability or add new businesses with different requirements, our logistics networks will become increasingly complex and operating them will become more challenging. There can be no assurance that we will be able to operate our networks effectively.

We have also entered and may continue to enter new markets and provide product offerings in which we have limited or no experience, which may not be successful or appealing to our customers.

The consumer packaged goods, or CPG, industry is subject to evolving standards and practices, as well as changing consumer needs, requirements and preferences. Our ability to attract new customers and increase revenue from existing customers depends, in part, on our ability to enhance and improve our existing tools that enable us to pinpoint new markets and introduce new products. The success of any enhancements or new instruments depends on, in part, market-accepted pricing levels and overall market acceptance. We may not be successful in these efforts, which could result in significant expenditures that could impact our revenue or distract management’s attention from current offerings.

Increased emphasis on the sale of new products could distract us from sales of our existing products in existing markets, negatively affecting our overall sales. We have invested and expect to continue to invest in new businesses, products, features, services and technologies. Such endeavors may involve significant risks and uncertainties, including insufficient revenue from such investments to offset any new liabilities assumed and expenses associated with these new investments, inadequate return of capital on our investments, distraction of management from current operations and unidentified issues not discovered in our due diligence of such investments that could cause us to fail to realize the anticipated benefits of such investments and incur unanticipated liabilities. Because these new strategies and offerings are inherently risky, no assurance can be given that they will be successful. Our new features or enhancements could fail to attain sufficient market acceptance for many reasons, including:

●	delays in introducing products in new markets;

●	failure to accurately predict market demand or end consumer preferences;

●	introduction of competing products;

●	poor financial conditions for our customers or poor general macroeconomic conditions;

●	changes in legal or regulatory requirements, or increased legal or regulatory scrutiny, adversely affecting our products;

●	failure of our brands and products digital promotion activities or negative publicity about the performance or effectiveness of our existing brands and products; and

●	disruptions or delays in the online retailers and, or in addition to, logistics providers distributing our products.

There is no assurance that we will successfully identify new opportunities or develop and bring new products to market on a timely basis, which could materially and adversely affect our business and operating results and compromise our ability to generate revenue.

Potential growth of our businesses is based on international expansion, making us susceptible to risks associated with international sales and operations.

We intend to expand our operations to reach new markets and localities. For example, in 2024, we expanded to France, Germany, Italy, and certain other European countries and have completed the requisite processes in order to offer certain of our products through Amazon in additional European countries. We may not be successful in increasing our sales in any or all territories and currently do not have an estimated commencement date for sales in these other major European countries. Conducting international operations subjects us to certain risks, which include localization of solutions and products and adapting them to local practices and regulatory requirements, exchange rate fluctuations and unexpected changes in tax, trade laws, tariffs, governmental controls and other trade restriction. To the extent that we do not succeed in expanding our operations internationally and managing the associated legal and operational risks, our results of operations may be adversely affected.

There are a number of risks inherent in international activities, including: unexpected changes in governmental policies concerning the import and export of goods; services and technology and other regulatory requirements; tariffs and other trade barriers; costs and risks of localizing products for foreign languages; longer accounts receivable payment cycles; limits on repatriation of earnings; the burdens of complying with a wide variety of foreign laws; and difficulties supervising and managing local personnel. As such, our operations may be adversely affected by changes in foreign government policies and legislation or social instability and other factors which are not within our control, including, but not limited to, changes in regulatory requirements, economic sanctions, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade barriers and protectionist practices, volatility of financial markets, labor disputes and other risks arising out of foreign governmental sovereignty over the areas in which our operations are conducted. Laws and policies of Israel and such foreign jurisdictions affecting foreign trade, taxation and investment may have a material adverse effect on our operations.

Given the current volatility concerning the implementation of international tariffs by the United States, including tariffs imposed on Israel, the United Kingdom of Great Britain and Northern Ireland, and China, the risk of tariff related impacts on our business have been increased. Tariffs imposed on Israel, the United Kingdom of Great Britain and Northern Ireland, and China, or other jurisdictions applying to our products may force us to raise the prices of our products, which may in turn affect our ability to successfully market our products and grow or maintain our business, which is currently focused on the European market.

If our operations are disrupted and/or the economic integrity of our contracts is threatened for unexpected reasons, our business may be harmed. In the event of a dispute arising in connection with our operations in a foreign jurisdiction where we do conduct or will conduct our business, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of the United States or Canada or enforcing U.S. or Canadian judgments in such other jurisdictions.

Use of social media and email may adversely impact our reputation or subject us to fines or other penalties.

We use social media and email as part of our digital marketing efforts. As laws and regulations rapidly evolve to govern the use of these channels, the failure by us, our employees or third parties acting at on our behalf to abide by applicable laws and regulations in the use of these channels could adversely affect our reputation or subject us to fines or other penalties. In addition, our employees or third parties acting on our behalf may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential or sensitive personal information of our business, employees, customers or others. Any such inappropriate use of social media or email could also cause reputational damage.

Customers value readily available information concerning retailers and their goods and services and often act on such information without further investigation and with no regard to its accuracy. Our customers may engage with us online through our social media platforms, including Facebook and Instagram, by providing feedback and public commentary about all aspects of our business. Information concerning us or our retailers and brands, whether accurate or not, may be posted on social media platforms at any time and may have a disproportionately adverse impact on our brand, reputation or business. The harm may be immediate without affording us an opportunity for redress or correction and could have a material adverse effect on our business, results of operations, financial condition and prospects.

If our emails are not delivered and accepted or are routed by email providers less favorably than other emails, or our sites or mobile applications are not accessible or are treated disadvantageously by Internet service providers, our business may be substantially harmed.

If email providers or Internet service providers, or ISPs, implement new restrictive email or content delivery or accessibility policies, including with respect to net neutrality, or begin enforcement of existing policies, it may become more difficult to deliver emails to our customers or for customers to access our sites, products and services. For example, certain email providers, including Google, categorize our emails as “promotional”, and these emails are directed to an alternate, and less readily accessible, section of a customer’s inbox. If email providers materially limit or halt the delivery of our emails, or if we fail to deliver emails to customers in a manner compatible with email providers’ email handling or authentication technologies, our ability to contact customers through email could be significantly restricted. In addition, if we are placed on “spam” lists or lists of entities that have been involved in sending unwanted, unsolicited emails, our operating results and financial condition could be substantially harmed. Further, if ISPs prioritize or provide superior access to our competitors’ content, our business and results of operations may be negatively impacted.

If we are unable to manage our inventory effectively, our operating results could be adversely affected.

To ensure timely delivery of products, we generally enter into purchase orders in advance with manufacturers. As a result, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of product purchases. We rely on our procurement team to order products and we rely on our data analytics to inform the levels of inventory we purchase, including when to reorder items that are selling well and when to write off items that are not selling well. In these instances, we may be unable to always predict the appropriate demand for our products by customers with accuracy, which may result in inventory shortages, inventory write offs and lower gross margins.

If our sales and procurement teams do not predict demand well or if our algorithms do not help us reorder the right products or write off the right products timely, we may not effectively manage our inventory, which could result in inventory excess or shortages, and our operating results and financial condition could be adversely affected.

Our business, including our costs and supply chain, is subject to risks associated with sourcing, importing and warehousing.

We source the products we offer from third-party vendors and, as a result, we may be subject to price fluctuations or demand disruptions. Our operating results could be negatively impacted by increases in the prices of our products, and we have no guarantees that prices will not rise. In addition, as we expand into new categories and types of products, we expect that we may not have strong purchasing power in these new areas, which could lead to higher costs than we have historically seen in our current product categories and types. We may not be able to pass increased costs on to customers, which could adversely affect our operating results.

In addition, we cannot guarantee that products we receive from vendors will be of sufficient quality or free from damage or defects, or that such merchandise will not be damaged during shipping or storage. While we take measures to ensure product quality and avoid damage, including evaluating vendor facilities, operations and product samples, conducting inventory inspections and inspecting returned products, we cannot control merchandise while it is out of our possession or prevent all damage while in our distribution centers. We may incur additional expenses and our reputation could be harmed or if current or potential customers believe that our merchandise is not of high quality or may be damaged.

Risks associated with the suppliers from whom our products are sourced could materially adversely affect our financial performance, as well as our reputation and brand.

We depend on our ability to provide our customers with a wide range of products from high quality suppliers in a timely and efficient manner. Our agreements with most of our suppliers do not provide for the long-term availability of merchandise or the continuation of particular pricing practices, nor do they usually restrict such suppliers from selling products to other buyers or directly themselves. There can be no assurance that our current suppliers will continue to seek to sell us products on current terms or that we will be able to establish new or otherwise extend current supply relationships to ensure product acquisitions in a timely and efficient manner and on acceptable commercial terms. Our ability to develop and maintain relationships with reputable suppliers and offer high quality products to our customers is critical to our success. If we are unable to develop and maintain relationships with suppliers that would allow us to offer a sufficient amount and variety of quality products on acceptable commercial terms, our ability to satisfy our customers’ needs, and therefore our long-term growth prospects, would be materially adversely affected.

We also are unable to predict whether any of the countries in which our suppliers’ products are currently manufactured or may be manufactured in the future will be subject to trade restrictions imposed by the U.S. or foreign governments or the likelihood, type or effect of any such restrictions. Any event causing a disruption or delay of imports from suppliers with international manufacturing operations, including the imposition of additional import restrictions, restrictions on the transfer of funds or increased tariffs or quotas, could increase the cost or reduce the supply of merchandise available to our customers and materially adversely affect our financial performance as well as our reputation and brand. Our competitors may have greater existing inventory positions and other advantages that may allow them to price more competitively relative to our products. Furthermore, some or all of our suppliers’ foreign operations may be adversely affected by political and financial instability, resulting in the disruption of trade from exporting countries, restrictions on the transfer of funds or other trade disruptions.

Manufacturing risks, including risks related to manufacturing in China, may adversely affect our ability to manufacture our products and could reduce our gross margin and our profitability.

We rely on third party manufacturers in China to manufacture our products. As a result, our business is subject to risks associated with doing business in China, including:

●	trade protection measures, such as tariff increases, and import and export licensing and control requirements;

●	potentially negative consequences from changes in tax laws;

●	difficulties associated with the Chinese legal system, including increased costs and uncertainties associated with enforcing contractual obligations in China;

●	unexpected or unfavorable changes to our supply chain and supplier relationships, including any tariff-related impacts on our supply chain;

●	unexpected or unfavorable changes in regulatory requirements; and

●	changes and volatility in currency exchange rates.

Economic regulation, trade restrictions, and increasing manufacturing costs in China could adversely impact our business and results of operations.

We contract with manufacturing facilities in the People’s Republic of China. For many years, the Chinese economy has experienced periods of rapid growth. An increase in the cost of labor or taxes on wages in China may lead to an increase in the cost of goods manufactured in China. Significant increases in wages or wage taxes paid by contract manufacturing facilities may increase the cost of goods manufactured in China which could have a material adverse effect on our profit margins and profitability. Additionally, government trade policies, including the imposition of tariffs, export restrictions, sanctions or other retaliatory measures could limit our ability to source materials and products from China at acceptable prices or at all. For example, both the United States and China have implemented several rounds of tariffs and retaliations with respect to certain products imported from the other country, some of which may impact certain products we import. Moreover, the U.S. Congress passed the Uyghur Forced Labor Prevention Act in an effort to prevent what it views as forced labor and human rights abuses in the Xinjiang Uyghur Autonomous Region, or XUAR. If it is determined that our third-party suppliers and manufacturers mine, produce or manufacture our products wholly or in part from the XUAR, then we could be prohibited from importing such products into the U.S. In addition, Chinese trade regulations are in a state of flux, and we may become subject to other forms of taxation, tariffs and duties in China. We do not currently have arrangements with contract manufacturers in other countries that may be acceptable substitutes. We cannot predict what actions may ultimately be taken with respect to tariffs, export controls, countermeasures, or other trade measures between the U.S. and China or other countries and what products may be subject to such actions. To the extent such actions inhibit our transactions with contract manufacturing facilities and suppliers in China, our business may be materially adversely affected.

Recent and further changes in the tariff and trade policies of the United States or of other countries could increase manufacturing costs, decrease demand for our solution, disrupt supply chains, or otherwise adversely affect our business and financial condition.

There is currently significant uncertainty about the future relationship between the United States and its trading partners with respect to trade policies, tariffs, and similar policies affecting cross-border operations. The U.S. government has made and continues to make significant additional changes in U.S. trade policy, specifically tariffs, and may continue to take future actions that could negatively impact our business. The U.S. government recently escalated tariffs on the import of goods from most U.S. trading partners. For example, in March 2025, the United States placed an additional 20% tariff on most goods from China, imposed an additional 25% tariff on most products from Canada and Mexico (with an exception for goods that qualify for duty-free treatment under the U.S.-Mexico-Canada Agreement (“USMCA”) and a 10% tariff on certain non-USMCA energy products), and implemented 25% Section 232 tariffs on various articles of steel and aluminum. Section 232 tariffs are import restrictions imposed, based on a finding that certain imports threaten to impair U.S. national security. In April 2025, the U.S. government imposed 25% Section 232 tariffs on passenger vehicles and light trucks (with similar Section 232 tariffs on components for such vehicles expected to be imposed beginning in May 2025); an additional reciprocal tariff of 125% on most imports from China; and an additional reciprocal tariff of 10% on most imports from U.S. trading partners other than China, Canada, Mexico, and countries with which the U.S. does not have normal trade relations. In May 2025, the U.S. and Chinese governments announced a trade deal temporarily suspending such reciprocal tariffs of 125%. There are certain products exempt from the reciprocal tariff measures, including items subject to Section 232 tariffs (e.g., steel and aluminum articles); certain pharmaceuticals and pharmaceutical products; and certain semiconductors, computers, and other products derivative of critical minerals. However, the scope of these exclusions is subject to change. In addition, the U.S. Department of Commerce has recently initiated Section 232 investigations into additional products, including semiconductors and related manufacturing equipment, processed critical minerals and derivative products; and medium-duty and heavy-duty trucks and parts therefor. When these investigations are complete, the U.S. government may decide to levy additional tariffs on such products. The recent changes in tariff and trade policy underscore the uncertainty regarding the future relationships between the United States and its trading partners.

In response to these and other U.S. trade measures, China, Canada, and other affected countries have taken retaliatory actions to respond. Such actions include the imposition of retaliatory tariffs on imports of products of U.S. origin, the imposition of export controls on a wide array of products (including rare earth metals and other critical minerals), as well as other actions. The adoption of retaliatory actions by China prompted the United States to further increase its tariff measures, and continued escalation of tariffs and trade measures could result in the outbreak of a trade war. The trade and tariff policies of the United States and other countries are currently fluid and subject to further changes.

These and future changes to trade policy and tariffs could negatively impact our business, as Amazon and third-party sellers, including our brands, frequently transfer goods between fulfillment centers in the U.S. and Canada. As a result, our cross-border shipment may be subject to additional duties, increasing costs and reducing profit margins. The extent of the impact remains uncertain and will depend on evolving trade policies, regulatory interpretations, and potential exemptions. These changes could reduce the attractiveness of cross-border e-commerce and negatively affect our sales volume and revenue.

Shipping is a critical part of our business and any changes in shipping costs or any interruptions in shipping could adversely affect our operating results.

If we are not able to negotiate acceptable pricing and other terms with vendors or if vendors experience performance problems or other difficulties, it could negatively impact our operating results and our customers’ experience. We are also subject to volatility in ocean freight rates that are driven, in part, by seasonality, capacity availability and other factors, including fuel-related regulations affecting the shipping industry. In addition, our ability to receive inbound inventory efficiently and ship merchandise to clients may be negatively affected by inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war or terrorism and similar factors. We are also subject to risk of damage or loss during delivery by our shipping vendors. If our products are not delivered in a timely fashion or are damaged or lost during the delivery process, our customers could become dissatisfied and cease using our products or services, which would adversely affect our business and operating results.

We depend on highly skilled personnel, including senior management, and if we are unable to retain or motivate key personnel or hire, retain and motivate qualified personnel, our business could be harmed.

We believe our past success has depended, and our future success depends, on the efforts and talents of our senior management and our highly skilled team members. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. The loss of one or more of our key personnel or the inability to promptly identify a suitable successor to a key role could have an adverse effect on our business.

Competition for key personnel is strong, and we cannot be sure that we will be able to attract and retain a sufficient number of qualified personnel in the future, or that the compensation costs of doing so will not adversely affect our operating results. Similarly, competition for well-qualified employees in all aspects of our business is intense globally. We do not have long-term employment or non-competition agreements with any of our employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees and key senior management with the appropriate skills at cost-effective compensation levels, or if changes to our business adversely affect morale or retention, our business, results of operations, financial condition and prospects may be adversely affected.

In addition, in making employment decisions, job candidates often consider the value of the stock options or other equity incentives they are to receive in connection with their employment. If the price of our shares declines, or experiences significant volatility, our ability to attract or retain key employees may be adversely affected. Also, as employee options vest and the lock-up agreements expire, we may have difficulty retaining key employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our growth prospects could be severely harmed.

We may not accurately forecast revenues, profitability and appropriately plan our expenses.

We base our current and future expense levels on our operating forecasts and estimates of future income and operating results. Income and operating results are difficult to forecast because they generally depend on the volume and timing of orders, which are uncertain. Additionally, our business is affected by general economic and business conditions around the world. A softening in income, whether caused by changes in consumer preferences or a weakening in global economies, may result in decreased net revenue levels, and we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in income. This inability could cause our income (loss) from operations after tax in a given quarter to be lower or higher than expected. We also make certain assumptions when forecasting the amount of expense we expect related to our share-based payments, which includes the expected volatility of our share price, and the expected life of equity awards granted. These assumptions are partly based on historical results. If actual results differ from our estimates, our operating results in a given quarter may be lower than expected.

Our eCommerce operation’s operating results are subject to seasonal fluctuations.

Our business is subject to seasonality, due to the pest cycle throughout the year. For example, in some seasons, mice are prevalent, and thus sales of mice pest control increase, and thereafter decrease. The same applies for moths, cockroaches and other pests. We are active in various pest control business, negating the impact of seasonality on the business.

General economic factors may adversely affect our business, financial performance and results of operations.

Our business, financial performance and results of operations depend significantly on worldwide macroeconomic economic conditions and their impact on consumer spending. Recessionary economic cycles, higher interest rates, volatile fuel and energy costs, inflation, levels of unemployment, conditions in the residential real estate and mortgage markets, access to credit, consumer debt levels, unsettled financial markets and other economic factors that may affect consumer spending or buying habits could materially and adversely affect demand for our products. In addition, volatility in the financial markets has had and may continue to have a negative impact on consumer spending patterns. A reduction in consumer spending or disposable income may affect us more significantly than companies in other industries and companies with a more diversified product offering. In addition, negative national or global economic conditions may materially and adversely affect our suppliers’ financial performance, liquidity and access to capital. This may affect their ability to maintain their inventories, production levels and/or product quality and could cause them to raise prices, lower production levels or cease their operations.

Economic factors such as increased commodity prices, shipping costs, higher costs of labor, insurance and healthcare, and changes in or interpretations of other laws, regulations and taxes may also increase our cost of revenues and our selling, general and administrative expenses, and otherwise adversely affect our financial condition and results of operations.

Any significant increases in costs may affect our business disproportionately compared to our competitors. Changes in trade policies or increases in tariffs, may have a material adverse effect on global economic conditions and the stability of global financial markets and may reduce international trade.

Natural disasters or other unexpected events may adversely affect our operations, particularly our merchandise supply chain and shipping efforts.

Natural disasters, such as earthquakes, hurricanes, tornadoes, floods and other adverse weather and climate conditions; unforeseen public health crises, such as pandemics and epidemics; political crises, such as terrorist attacks, war and other political instability; or other catastrophic events, whether occurring in Israel or internationally, could disrupt our operations in any of our offices and fulfillment centers or the operations of one or more of our third-party providers or vendors. In particular, these types of events could impact our merchandise supply chain, including our ability to ship merchandise to customers from or to the impacted region, and could impact our ability or the ability of third parties to operate our sites and ship merchandise. In addition, these types of events could negatively impact consumer spending in the impacted regions. To the extent any of these events occur, our business and operating results could be adversely affected.

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflicts, such as the war between Russia and Ukraine and the security situation in Israel, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

While current uncertainty in the global economies, including current military conflicts, such as the war between Russia and Ukraine and the security situation in Israel, did not materially effect our operating results for the 2 years ended December 31, 2025, there can be no assurance that such events, future credit and financial market instability and a deterioration in confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to alter our operating plans. In addition, there is a risk that one or more of our service providers, financial institutions, manufacturers, suppliers and other partners may be adversely affected by the foregoing risks, which could directly affect our ability to attain our operating goals on schedule and on budget.

Risks Related to Our Pest Control Business Operations

We will need to expand our organization and as such we may experience difficulties in recruiting needed additional employees and consultants, which could disrupt our operations.

As our development and commercialization plans and strategies develop and because we are so leanly staffed, we will need additional managerial, operational, sales, marketing, financial, legal and other resources. The competition for qualified personnel in the pest control field is intense. Due to this intense competition, we may be unable to attract and retain qualified personnel necessary for the development of our business or to recruit suitable replacement personnel.

Our management may need to divert a disproportionate amount of their attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the sourcing and marketing of additional pest control products. If our management is unable to effectively manage growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize pest control products and compete effectively will depend, in part, on our ability to effectively manage any future growth.

We may not be successful in our efforts to identify, license or market additional pest control products.

Although a substantial amount of our effort will focus on the continued marketing and sale of our existing pest control products, the success of our business also depends in part upon our ability to identify, license or discover additional pest control products. Our efforts to source and market additional pest control products may fail for a number of reasons, including but not limited to the following:

●	our research or business development methodology or search criteria and process may be unsuccessful in identifying potential pest control products;

●	we may not be able or willing to assemble sufficient resources to acquire or discover additional pest control products;

●	competitors may develop alternatives that render any new pest control products under consideration by us obsolete or less attractive;

●	pest control products that we identify may be covered by third parties’ patents or other exclusive rights;

●	the market for a pest control product may change during our sourcing of such product so that such a pest control product may become unreasonable to continue to source;

●	a potential pest control product may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

●	a pest control product candidate may not be accepted as safe and effective by potential customers or regulators.

If any of these events occur, we may be forced to abandon our efforts to source any given pest control product, or may not be able to identify, license or discover additional pest control product candidates, which would have a material adverse effect on our business and could potentially cause us to cease operations.

The use of any of our pest control products could result in product liability or similar claims that could be expensive, damage our reputation and harm our business.

Our business exposes us to an inherent risk of potential product liability or similar claims. The pest control industry has historically been litigious, and we face financial exposure to pest control product liability or similar claims if the use of any of our products were to cause or contribute to injury or death. There is also the possibility that defects in the design or manufacture of any of our pest control products or the packaging thereof might necessitate a product recall. Although we maintain product liability insurance, the coverage limits of these policies may not be adequate to cover future claims. In the future, we may be unable to maintain product liability insurance on acceptable terms or at reasonable costs and such insurance may not provide us with adequate coverage against potential liabilities. A product liability claim, regardless of merit or ultimate outcome, or any product recall could result in substantial costs to us, damage to our reputation, customer dissatisfaction and frustration and a substantial diversion of management attention. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We and our third-party manufacturers’ activities involve the controlled storage, use and disposal of hazardous materials, including the components of our pest control products and other hazardous compounds. We and our manufacturers are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at the manufacturers’ facilities pending their use and disposal. We cannot eliminate the risk of contamination, which could cause an interruption of our commercialization efforts, research and development efforts, business operations and environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials. Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. We do not currently carry biological or hazardous waste insurance coverage.

The regulatory approval processes of the EPA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our pest control products, our business will be substantially harmed.

The time required to obtain approval by the EPA and comparable foreign environmental authorities or other applicable regulators is unpredictable, can take a considerable amount of time and depends upon numerous factors. In addition, approval policies and regulations may change over time and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application, or the approval status of previously approved products.

This approval process, as well as the unpredictability of changing environmental and other regulations, may result in us failing to obtain regulatory approval to market or sell any of our pest control products in additional markets, or to maintain our approval in existing markets, which would significantly harm our business, results of operations and prospects.

Risks Related to Third Parties

We rely on third parties to manufacture our pest control products. If these third parties do not successfully carry out their contractual duties, meet expected deadlines, provide us with sufficient quantities of our products (or fails to do so at acceptable quality levels or prices) or comply with regulatory requirements, we may not be able to commercialize our products in additional jurisdictions and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon third-party manufacturers to manufacture our products. We do not have the infrastructure or capability internally to manufacture, and lacks the resources and the capability to manufacture any of our product candidates on commercial scale. We plan to rely on third parties for such supplies. Any significant delay or discontinuity in the supply of these components could considerably delay completion of our manufacturing activities and commercialization activities, which could harm our business and results of operations.

Our eCommerce operations, including the costs and supply chain, are subject to risks associated with sourcing, importing and warehousing.

We source the products it offers from third-party vendors and, as a result, we may be subject to price fluctuations or demand disruptions. Our operating results could be negatively impacted by increases in the prices of our products, and we have no guarantees that prices will not rise. In addition, as we expand into new categories and types of products, we expect that it may not have strong purchasing power in these new areas, which could lead to higher costs than we have historically seen in our current product categories and types. We may not be able to pass increased costs on to customers, which could adversely affect our operating results.

In addition, we cannot guarantee that products received from vendors will be of sufficient quality or free from damage or defects, or that such merchandise will not be damaged during shipping or storage. While we take measures to ensure product quality and avoid damage, including evaluating vendor facilities, operations and product samples, conducting inventory inspections and inspecting returned products, we cannot control merchandise while it is out of our possession or prevent all damage while in our distribution centers. We may incur additional expenses and our reputation could be harmed if current or potential customers believe that our merchandise is not of high quality or may be damaged.

Our dependence on third parties to provide overseas transportation and domestic distribution services may impact the delivery and quality of our transportation and logistics services, and any disruption to these services could result in a disruption to our business, negative publicity, and a slowdown in the growth of our customer base, materially and adversely affecting our business, financial condition, and results of operations.

As we do not have our own delivery team and networks, our business depends on the services provided by, and relationships with, various independent third parties, to provide truck services and to report certain events to us, including, but not limited to, shipment status information and freight claims . These third-party logistics service providers may not fulfill their obligations to us, which may prevent us from meeting our commitments to our customers. This reliance also could cause delays in reporting certain events, including recognizing claims. In addition, if we are unable to secure sufficient equipment or other transportation services from third parties to meet our commitments to our customers, our operating results could be materially and adversely affected, and our customers could switch to our competitors temporarily or permanently.

Our eCommerce operations rely on data provided by third parties, the loss of which could limit the functionality of our platforms, cause us to invest in the wrong product or disrupt our business.

We use third party software to determine market trends and what markets to enter into. Our ability to successfully use this software depends on our ability to analyze and utilize data, including search engine results, provided by unaffiliated third parties, primarily, Google and Amazon. Some of this data is provided to us pursuant to third-party data sharing policies and terms of use, under data sharing agreements by third-party providers or by customer consent. The majority of this data is sourced for free or for de minimis amounts. These sources of data allow us, along with artificial intelligence tools, to determine trends, performance and consumer sentiment on products and searches within eCommerce platforms. This functionality allows us to help determine which products to market, in some cases manufacture through contract manufacturers, import and sell on Amazon or other eCommerce marketplaces.

In the future, any of these third parties could change their data sharing policies, including making them more restrictive, charging fees or altering their algorithms that determine the placement, display and accessibility of search results and social media updates, any of which could result in the loss of, or significant impairment to, our ability to collect useful data. These third parties could also interpret our data collection policies or practices as being inconsistent with their policies, which could result in the loss of the ability to collect this data. Privacy concerns may cause end users to resist providing the personal data necessary to allow us to determine market trends as well as our ability to effectively retain existing customers. Privacy advocacy groups and the technology and other industries are considering various new, additional or different self-regulatory standards that may place additional burdens on Amazon and us. Any such changes could impair our and Amazon’s ability to use data and could adversely impact select functionality of the Amazon Marketplace or our websites, impairing our ability to use this data to anticipate customer demand and market trends, as well as adversely affecting our business and our ability to generate revenue.

Our failure or the failure of third parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information and practices, could damage our reputation and brands and substantially harm our business and operating results.

We collect, maintain, transmit and store data about our customers, brands and others, including personally identifiable information, as well as other confidential information. We also engage third parties that store, process and transmit these types of information on our behalf. We rely on encryption and authentication technology licensed from third parties in an effort to securely transmit confidential and sensitive information, including credit card numbers. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. In addition, our brand’s e-commerce websites are often attacked through compromised credentials, including those obtained through phishing and credential stuffing. Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to breach our systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our websites, networks and systems or that we or such third parties otherwise maintain, including payment card systems, which may subject us to fines or higher transaction fees or limit or terminate our access to certain payment methods. We and such third parties may not anticipate or prevent all types of attacks until after they have already been launched. Further, techniques used to obtain unauthorized access to sabotage systems change frequently and may not be known until launched against us or our third-party service providers. In addition, security breaches can occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by third parties. These risks may increase over time as the complexity and number of technical systems and applications we use also increases.

Breaches of our security measures or those of our third-party service providers or cyber security incidents could result in unauthorized access to our sites, networks, systems and accounts; unauthorized access to, and misappropriation of, consumer information, including customers’ personally identifiable information, or other confidential or proprietary information of ourselves or third parties; viruses, worms, spyware or other malware being served from our sites, networks or systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; or litigation, regulatory action and other potential liabilities. In the past, we have experienced social engineering, phishing, malware and similar attacks and threats of denial-of-service attacks; however, such attacks could in the future have a material adverse effect on our operations. If any of these breaches of security should occur, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and we could be exposed to a risk of loss, litigation or regulatory action and possible liability. We cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

We may experience periodic system interruptions from time to time. In addition, continued growth in our transaction volume, as well as surges in online traffic and orders associated with promotional activities or seasonal trends in our business, place additional demands on our marketplace platforms and could cause or exacerbate slowdowns or interruptions. If there is a substantial increase in the volume of traffic on our sites or the number of orders placed by customers, we will be required to further expand and upgrade our technology, transaction processing systems and network infrastructure. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of our sites or expand and upgrade our systems and infrastructure to accommodate such increases on a timely basis. In order to remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our sites, which is particularly challenging given the rapid rate at which new technologies, customer preferences and expectations and industry standards and practices are evolving in the e-commerce industry. Accordingly, we redesign and enhance various functions on our sites on a regular basis, and we may experience instability and performance issues as a result of these changes. Our disaster recovery plan may be inadequate, and our business interruption insurance may not be sufficient to compensate us for the losses that could occur.

Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data protection, data security, network and information systems security and other laws and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have a material adverse effect on our business, results of operations, financial condition and prospects. We continue to devote significant resources to protect against security breaches, or we may need to devote significant resources in the future to address problems caused by breaches, including notifying affected subscribers and responding to any resulting litigation, which in turn, diverts resources from the growth and expansion of our business. To date, we are not aware of any material compromises or breaches of our networks or systems.

Risks Related to our Intellectual Property

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Our commercial success depends in part on us avoiding infringement of the patents and proprietary rights of third parties. As the we rely on third party manufacturers to source our products, if such manufacturers infringe on an existing patent, we may be unaware until a patent infringement claim is made. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the pest control industry. As the industry that we operate in expand and more patents are issued, the risk increases that our products may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, designs or methods of manufacture related to the use or manufacture of our pest control products. There may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents.

If any third-party patents were held by a court of competent jurisdiction to cover aspects of our products, processes for designs, or methods of use, the holders of any such patents may be able to block our ability to commercialize the applicable products unless we obtain a license or until such patent expires or is finally determined to be invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all.

Parties making claims against us may obtain injunctive or other equitable relief, against us or one of our manufacturing partners, which could effectively block our ability to further commercialize one or more of our products. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of resources from our business, if we chose to defend such claims. In the event of a successful claim of infringement against us in the U.S. or any other relevant jurisdiction, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe on our intellectual property. If we were to initiate legal proceedings against a third party to enforce a trademark covering one of our brands, the defendant could counterclaim that the trademark covering our brand candidate is invalid and/or unenforceable. In trademark litigation, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory or other legal requirements, including lack of distinctiveness. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common shares.

We may not be able to protect our intellectual property rights throughout the world.

Filing, registering, and defending trademarks on brands, as well as monitoring their infringement in all relevant jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries can be less extensive. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the U.K. and European Union.

Competitors may use our trademarks in jurisdictions where we have not obtained protection and may also export products with infringing branding to territories where we have trademark protection, but enforcement is not strong. These products may compete with our products. Future trademarks or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of trademarks and other intellectual property protection, which could make it difficult for us to stop the marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our intellectual property rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that it initiates and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to monitor and enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that the we develop or license.

The inability to acquire, use or maintain our trademarks and domain names for our sites could substantially harm our business and operating results.

We currently have registered trademarks for our brands in the U.K. and has registered the Internet domain names for our websites, as well as various related domain names. However, we have not registered our trademarks or domain names in all major international jurisdictions. Domain names generally are regulated by Internet regulatory bodies. If we do not have, or cannot obtain on reasonable terms, the ability to use our marks in a particular country or to use or register any of our domain names, we could be forced either to incur significant additional expenses to market our products within that country, including the development of a new brand and the creation of new promotional materials and packaging, or to elect not to sell products in that country. Either result could materially adversely affect our business, financial condition and operating results.

Furthermore, the regulations governing domain names and laws protecting marks and similar proprietary rights could change in ways that block or interfere with our ability to use relevant domains or our current brand names. Furthermore, we might not be able to prevent third parties from registering, using or retaining domain names that interfere with our consumer communications or infringe or otherwise decrease the value of our marks, domain names and other proprietary rights. Regulatory bodies also may establish additional generic or country-code top-level domains or may allow modifications of the requirements for registering, holding or using domain names. As a result, we may not be able to register, use or maintain certain domain names that utilize the in all of the countries in which we currently conduct or intend to conduct business.

Assertions by third parties of infringement or misappropriation by us of their intellectual property rights or confidential know how could result in significant costs and substantially harm our business and results of operations.

Our business relies on sophisticated and experienced use and know-how of Amazon’s AI market tracker. Third parties may in the future assert that we have infringed or misappropriated their trademarks, copyrights, confidential know how, trade secrets, patents or other intellectual property rights. We cannot predict whether any such assertions or claims arising from such assertions will substantially harm our business and results of operations, whether or not they are successful. If we are forced to defend against any infringement or other claims relating to the trademarks, copyright, confidential know how, trade secrets, patents or other intellectual property rights of third parties, whether they are with or without merit or are determined in our favor, we may face costly litigation or diversion of technical and management personnel. Furthermore, the outcome of a dispute may be that we would need to cease use of some portion of our systems. Any such assertions or litigation could materially adversely affect our business, results of operations, financial condition and prospects.

The e-commerce industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in protracted and expensive litigation for many companies. Some companies, including some of our competitors, own large numbers of patents, copyrights and trademarks, which they may use to assert claims against us. In addition, because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more of the technologies we use.

Certain third parties have substantially greater resources than we have and may be able to sustain the costs of intellectual property litigation for longer periods of time than we can. Even if we were to prevail in such a dispute, any litigation regarding the way we operate and utilize our technologies, could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

●	others may be able to make products that are similar to us or utilize similar technology but that are not covered by the claims of the patents that we own or may license in the future;

●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

●	any issued patent that we own or license in the future may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

●	others may have access to the same intellectual property rights licensed to us in the future on a non-exclusive basis;

●	our competitors or other third parties might conduct research and development activities in countries where we or our licensors do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

●	we may fail to identify potential patentable subject matter and/or may fail to file on it;

●	the patents or other intellectual property rights of others may harm our business; and

●	we may choose not to file for patent protection in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application covering such intellectual property or disclose information resulting in a loss of protection for such trade secret.

Should any of the foregoing occur, it could adversely affect our business, financial condition, results of operations, and prospects.

Risks Related to Commercialization of our Pest Control Products

If the market opportunities for our existing or future pest control products are smaller than we believe they are, our revenue may be adversely affected, and our business may suffer.

Our expectations around demand for our products in jurisdictions where our products are currently sold and potential future jurisdictions, while based on the reasonable beliefs of management, may prove to overestimate actual demand now or in the future. Many factors influencing demand for our products, such as rates of pest infestation and the number of competitors in the pest control market, are not in our control. Due to the nature of our products, which are primarily aimed at pest control, many of our customers may prove to be one-time customers that never make repeat purchases from us as pest infestations may not be experienced frequently, or at all, by such customers in the future. The sale of our products via the Amazon Marketplace also increases the chance of individual consumers purchasing our products, rather than businesses with a recurring business need, which may further lower the number of repeat customers purchasing our products. New customers may become increasingly difficult to identify or gain access to, which would adversely affect our results of operations and our business.

We face intense competition and the possibility that our competitors may source, develop or commercialize pest control products that are similar, more advanced or more effective than our products, which may adversely affect our financial condition and our ability to successfully commercialize our products.

The pest control industry is highly competitive. There are many pest control companies, ranging from large public companies focused on agricultural scale pest control to small private companies offering pest control products and services to local communities.

More established companies, especially in the context of us entering new markets, may have a competitive advantage over us due to their greater size, cash flows, brand recognition, and marketing capabilities. Compared to us, many of our competitors may have significantly greater financial, technical and human resources, or have a closer connection to communities where their pest control products or services are offered. As a result of these factors, our competitors may have an advantage in marketing their products and/or services and may obtain regulatory approval of their products in new jurisdictions before are able to, which may limit our ability to commercialize our products in new jurisdictions. Our competitors may also source or develop pest control products that are safer, more effective, more widely used and/or less expensive than our products, and may also be more successful than us in sourcing and marketing their products. These advantages could materially impact our ability to develop and commercialize our product candidates successfully.

Any significant disruption in service on our websites or in our computer systems, a number of which are currently hosted or provided by third-party providers, could materially affect our ability to operate, damage our reputation and result in a loss of customers, which would harm our business and results of operations.

Our ability to sell and market our products relies on FBA platform whose functionality relies upon a number of third-party related services, including those relating to cloud infrastructure, technology services, servers, open-source libraries and vendor APIs. Any disruption or loss of any of these third-party services could have a negative effect on our business, results of operations, financial condition and prospects. We may experience interruptions in our systems, including server failures that temporarily slow down or interfere with the performance of our platforms and the ability to sell on e-commerce marketplaces.

Interruptions in these systems, whether due to system failures, human input errors, computer viruses or physical or electronic break-ins, and denial-of-service attacks on us, third-party vendors or communications infrastructure, could affect the availability of our services on our platform and prevent or inhibit the ability of selling our products. Volume of traffic and activity on e-commerce marketplaces spikes on certain days, such as during a Black Friday promotion, and any such interruption would be particularly problematic if it were to occur at such a high-volume time. Problems with the reliability of our systems or third-party marketplaces could prevent us from earning revenue and could harm our reputation. Damage to our reputation, any resulting loss of customers, e-commerce confidence and the cost of remedying these problems could negatively affect our business, results of operations, financial condition and prospects.

Our ability to maintain communications, network and computer hardware in the countries in which they are used may in the future be subject to regulatory review and licensing, and the failure to obtain any required licenses could negatively affect our business. Our systems and infrastructure are predominately reliant on third parties. Problems faced by our third-party service providers with the telecommunications network providers with whom they contract or with the systems by which they allocate capacity among their users, including us, could adversely affect the experience of our customers. Our third-party service providers could decide to close their facilities without adequate notice. Any financial difficulties, such as bankruptcy or reorganization, faced by our third-party service providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party service providers are unable to keep up with our needs for capacity, this could have an adverse effect on our business. Any errors, defects, disruptions or other performance problems with our services could harm our reputation and may have a material adverse effect on our business, results of operations, financial condition and prospects.

Our eCommerce operations’ efforts to acquire or retain customers, and our efforts to sell new products or increase sales of our existing products, may not be successful, which could prevent us from maintaining or increasing sales and achieving profitability.

If we do not successfully promote and sustain our new and/or existing product listings and brands through marketing and other tools, we may fail to maintain or increase our sales and profitability. Promoting and positioning our brands and product listings will depend largely on the success of our marketing efforts, our ability to attract customers cost effectively and our ability to consistently provide a high-quality product and maintain consumer satisfaction. We also use promotions to drive sales, which may not be effective and may adversely affect gross margins. Our investments in marketing may not effectively reach potential customers, potential customers may decide not to buy our products or the spending of customers that purchase from us may not yield the intended return on investment, any of which could negatively affect our financial results. The failure of our marketing activities could also adversely affect our ability to promote our product listings and sell our products, and to develop and maintain relationships with our customers, retailers and brands, which may have a material adverse effect on our business, results of operations, financial condition and prospects.

Our eCommerce operations are subject to risks related to online payment methods.

We accept payments using a variety of methods, including credit card, debit card, and PayPal. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. In addition, our credit card and other payment processors could impose receivable holdback or reserve requirements in the future. We rely on third parties to provide payment processing services, including the processing of credit cards and debit cards, and it could disrupt our business if these companies become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with the rules or requirements of any provider of a payment method that we accept, if the volume of fraud our transactions limits or terminates our rights to use payment methods it currently accepts, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card or debit card payments from customers or to facilitate other types of online payments. If any of these events were to occur, our business, financial condition and operating results could be materially adversely affected

We may not accurately forecast revenues, profitability and appropriately plan our expenses.

We base current and future expense levels on our operating forecasts and estimates of future income and operating results. Income and operating results are difficult to forecast because they generally depend on the volume and timing of the orders that we receive, which are uncertain. Additionally, our business is affected by general economic and business conditions around the world. A softening in income, whether caused by changes in consumer preferences, a weakening in global economies or inflation, may result in decreased net revenue levels, and we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in income. This inability could cause our income (loss) from operations after tax in a given quarter to be lower or higher than expected. We also make certain assumptions when forecasting the amount of expenses it expects related to our share-based payments, which includes the expected volatility of our share price, and the expected life of equity awards granted. These assumptions are partly based on historical results. If actual results differ from our estimates, our operating results in a given quarter may be lower than expected.

Risks Related to Legal and Regulatory Matters

We may be subject to general litigation, regulatory disputes and government inquiries.

As a growing company with expanding operations, we may in the future increasingly face the risk of claims, lawsuits, government investigations and other proceedings involving competition and antitrust, intellectual property, privacy, consumer protection, accessibility claims, securities, tax, labor and employment, commercial disputes, services and other matters. The number and significance of these disputes and inquiries have increased as the political and regulatory landscape changes, and as we have grown larger and expanded in scope and geographic reach, and our services have increased in complexity.

We cannot predict the outcome of such disputes and inquiries with certainty. Regardless of the outcome, these can have an adverse impact on us because of legal costs, diversion of management resources and other factors. Determining reserves for any litigation is a complex, fact-intensive process that is subject to judgment calls. It is possible that a resolution of one or more such proceedings could require us to make substantial payments to satisfy judgments, fines or penalties or to settle claims or proceedings, any of which could harm our business. These proceedings could also result in reputational harm, criminal sanctions, consent decrees or orders preventing us from offering certain products or services or requiring a change in our business practices in costly ways or requiring development of non-infringing or otherwise altered products or technologies. Litigation and other claims and regulatory proceedings against us could result in unexpected expenses and liabilities, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

A failure to comply with current laws, rules and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business, financial performance, results of operations or business growth.

Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing laws, rules and regulations or the promulgation of new laws, rules and regulations applicable to us and our businesses, including those relating to the internet and e-commerce, internet advertising and price display, consumer protection, anti-corruption, antitrust and competition, economic and trade sanctions, energy usage and emissions, tax, banking, data security, network and information systems security, data protection and privacy. As a result, regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our practices were found not to comply with applicable regulatory or licensing requirements or any binding interpretation of such requirements. Unfavorable changes or interpretations could decrease demand for our products or services, limit marketing methods and capabilities, affect our margins, increase costs or subject us to additional liabilities.

For example, there are, and will likely continue to be, an increasing number of laws and regulations pertaining to the internet and e-commerce that may relate to liability for information retrieved from or transmitted over the internet, display of certain taxes and fees, online editorial and consumer-generated content, user privacy, data security, network and information systems security, behavioral targeting and online advertising, taxation, liability for third-party activities and the quality of services. Furthermore, the growth and development of e-commerce may prompt calls for more stringent consumer protection laws and more aggressive enforcement efforts, which may impose additional burdens on online businesses generally.

If our products experience any recalls, product liability claims, or government, customer or consumer concerns about product safety, our reputation and operating results could be harmed.

Our products are subject to regulation by international regulatory authorities, and could be subject to involuntary recalls and other actions by these authorities. Concerns about product safety, including concerns about the safety of products manufactured in developing countries, could lead us to recall selected products. Recalls and government, customer or consumer concerns about product safety could harm our reputation and reduce sales, either of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We may also be subject to product liability claims if people or property are harmed by the products we sell. Some of the products we sell may expose us to product liability claims and litigation (including class actions) or regulatory action relating to safety, personal injury, death or environmental or property damage.

Although we maintain liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. Some of our agreements with members of our supply chain may not indemnify us from product liability claims for a particular product, and some members of our supply chain may not have sufficient resources or insurance to satisfy their indemnity and defense obligations.

Any failure by us or our vendors to comply with product safety, labor or other laws, or our standard vendor terms and conditions, or to provide safe factory conditions for our or their workers may damage our reputation and brand and harm our business.

The products we sell to our customers are subject to regulation by international regulatory authorities. As a result, such products could be in the future subject to recalls and other remedial actions. Product safety, labeling and licensing concerns may require us to voluntarily remove selected merchandise from our inventory. Such recalls or voluntary removal of merchandise can result in, among other things, suspension of our seller accounts on Amazon and other online marketplaces, lost sales, diverted resources, potential harm to our reputation and increased client service costs and legal expenses, which could have a material adverse effect on our operating results.

Some of the products we sell may expose us to product liability claims and litigation or regulatory action relating to personal injury or environmental or property damage. Although we maintain liability insurance and implemented a quality assurance program that includes obtaining necessary certifications, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms or at all. In addition, some of our agreements with our vendors may not indemnify us from product liability claims for a particular vendor’s products or our vendors may not have sufficient resources or insurance to satisfy their indemnity and defense obligations.

We are subject to regulations related to privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.

We collect personally identifiable information and other data from our customers and prospective customers. We collect this info automatically through the automated sales processes with e-commerce marketplaces. We, at times, may use this information to provide, support, expand and improve our business and tailor our digital marketing and advertising efforts.

Our handling of data is subject to a variety of laws and regulations, including regulation by various government agencies and regulators. Our data handling also is subject to industry standards.

Numerous data protection regimes apply based on where a customer is located, and as we expand and new laws are enacted or existing laws change, we may be subject to new laws, regulations or standards or new interpretations of existing laws, regulations or standards, which could require us to incur additional costs and restrict our business operations. Any failure or perceived failure by us to comply with rapidly evolving privacy or security laws, policies (including our own stated privacy policies), legal obligations or industry standards or any security incident that results in the unauthorized release or transfer of personally identifiable information or other consumer data may result in governmental enforcement actions, litigation (including consumer class actions), fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Due to rapid changes in technology and the inconsistent interpretations of privacy and data collection and protection laws and regulations, we may be required to materially change the way we conduct business. The challenges imposed by the ongoing need to remain compliant with such laws and regulations, as well the need to implement any changes required based on newly introduced laws and regulations, may slow our growth, and if we are not able to cope with these challenges as effectively as other companies, we will be competitively disadvantaged. Amazon collects data of users on their platform and any limitation on their ability to collect and utilize data, including personal data, would make it more difficult for us to be able to optimize sales, which could render our products less valuable and potentially result in loss of revenue.

In Europe, where we expanded our business operations as part of our growth, the data privacy and information security regime continues to evolve and is subject to increasing regulatory scrutiny.

The General Data Protection Regulation, or GDPR, implemented more stringent operational requirements for our use of personal data. These more stringent requirements include expanded disclosures to inform our customers about how we may use their personal data, increased controls on profiling customers and increased rights for customers to access, control and delete their personal data. Under the GDPR, there are mandatory data breach notification requirements and significantly increased penalties of up to the greater of €20 million or 4% of global turnover for the preceding financial year. In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease/change our data processing activities, enforcement notices, assessment notices (for a compulsory audit) and/or civil claims (including class actions).

The U.K.’s Network and Information Systems Regulations 2018, or NIS Regulations, which came into force on May 10, 2018, apply to us as an online marketplace and place additional network and information systems security obligations on us, as well as mandatory security incident notification in certain circumstances with penalties of up to £17 million.

In recent years, U.S. and European lawmakers and regulators have expressed concern over the use of third-party cookies and similar technologies for online behavioral advertising, and laws in this area are also under reform. Such regulations may have a negative effect on businesses, including ours, that collect and use online usage information for consumer acquisition and marketing, may increase the cost of operating a business that collects or uses such information and undertakes online marketing, it may also increase regulatory scrutiny and increase potential civil liability under data protection or consumer protection laws.

These regulations result in significant compliance costs and could result in restricting the growth and profitability of our business by impeding the development of new services. We could incur substantial costs to comply with these regulations. The changes could require significant systems changes, limit the effectiveness of our marketing activities, adversely affect our margins, increase costs and subject us to additional liabilities. Also, it could negatively impact the use or adoption of our services, reduce overall demand for our services, make it more difficult for us to meet expectations from or commitments to our clients, lead to significant fines, penalties, or liabilities for noncompliance, or impact our reputation, any of which could harm our business.

Our business is conducted through the internet and therefore, among other things, we are subject to the laws and regulations that apply to e-commerce and online businesses around the world. These laws and regulations are becoming more prevalent in the United States, Europe, Israel, the United Kingdom and elsewhere and may impede the growth of the internet and consequently our services. These regulations and laws may cover privacy, data collection and protection, location of data storage and processing, cybersecurity, e-commerce, content, use of “cookies,” access changes, “net neutrality,” pricing, advertising, distribution of “spam” copyright and other intellectual property, libel, marketing, distribution of products, protection of minors, consumer protection, and online payment services. We receive, collect, store, process, transfer and use certain data about how viewers and buyers engaged with content and advertisements and helps us to leverage that data to become a better storyteller and maximize sales in different marketplaces. Our ability to access and utilize such data is crucial.

Amendments to existing tax laws, rules or regulations or enactment of new unfavorable tax laws, rules or regulations could have an adverse effect on our business and financial performance.

Many of the laws, rules or regulations imposing taxes and other similar obligations were established before the growth of the internet and e-commerce. Tax authorities in non-U.S. jurisdictions, including Israel, and at the U.S. federal, state and local levels are currently reviewing the appropriate treatment of companies engaged in e-commerce and considering changes to existing tax or other laws that could regulate our transmissions and/or levy sales, income, consumption, use or other taxes relating to our activities, and/or impose obligations on us to collect such taxes. For example, in March 2018, the European Commission proposed new rules for taxing digital business activities in the EU. In addition, state and local taxing authorities in the United States and taxing authorities in other countries have identified e-commerce platforms as a means to calculate, collect and remit indirect taxes for transactions taking place over the internet. Multiple U.S. states have enacted related legislation and other states are now considering such legislation. Furthermore, the U.S. Supreme Court held in South Dakota v. Wayfair that a U.S. state may require an online retailer to collect sales taxes imposed by that state, even if the retailer has no physical presence in that state, thus permitting a wider enforcement of such sales tax collection requirements. Such legislation could require us or our retailers and brands to incur substantial costs in order to comply, including costs associated with legal advice, tax calculation, collection, remittance and audit requirements, which could make selling in such markets less attractive and could adversely affect our business. Such legislation could require us or our retailers and brands to incur substantial costs in order to comply, including costs associated with legal advice, tax calculation, collection, remittance and audit requirements, which could make selling in such markets less attractive and could adversely affect our business.

We cannot predict the effect of current attempts to impose taxes on commerce over the internet. If such tax or other laws, rules or regulations were amended, or if new unfavorable laws, rules or regulations were enacted, the results could increase our tax payments or other obligations, prospectively or retrospectively, subject us to interest and penalties, decrease the demand for our products if we pass on such costs to the consumer, result in increased costs to update or expand our technical or administrative infrastructure or effectively limit the scope of our business activities if we decided not to conduct business in particular jurisdictions. As a result, these changes may have a material adverse effect on our business, results of operations, financial condition and prospects.

We are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

International regulatory authorities, continue to enforce economic and trade regulations and anti-corruption laws across industries. U.S. trade sanctions relate to transactions with designated foreign countries and territories, including Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine, or Crimea, as well as specifically targeted individuals and entities that are identified on U.S. and other blacklists, and those owned by them or those acting on their behalf.

Anti-corruption laws, including the U.K. Bribery Act, or the Bribery Act, generally prohibit direct or indirect corrupt payments to government officials and, under certain laws, private persons to obtain or retain business or an improper business advantage. Some of our international operations are conducted in parts of the world where it is common to engage in business practices that are prohibited by these laws.

Although we comply with laws and regulations, especially as we expand our operations in existing and new jurisdictions which proportionately adds risks of non-compliance with applicable laws and regulations, our employees, partners or agents could take actions that violate applicable laws or regulations. As regulations continue to develop and regulatory oversight continues to focus on these areas, we cannot ensure compliance at all times with all applicable laws or regulations.

In the event our controls should fail, or we are found to be not in compliance for other reasons, we could be subject to monetary damages, civil and criminal monetary penalties, withdrawal of business licenses or permits, litigation and damage to our reputation and the value of our brand.

As we expand our operations in existing and new jurisdictions internationally, we will need to increase the scope of our compliance programs to address the risks relating to the potential for violations of the Bribery Act and other anti-bribery and anti-corruption laws. Further, the promulgation of new laws, rules and regulations, or the new interpretation of existing laws, rules and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we or our retailers and brands conduct business could require us to change certain aspects of our business, operations and commercial relationships to ensure compliance, which could decrease demand for products or services, reduce net revenue, increase costs or subject us to additional liabilities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years, are interpreted broadly and prohibit companies and their employees and agents from promising, authorizing, making, offering, soliciting or accepting improper payments or other benefits to or from government officials and others in the private sector. As we increase our international sales and business, particularly in countries with a low score on the Corruptions Perceptions Index by Transparency International and increase our use of third-party business partners such as sales agents, distributors, resellers or consultants, our risks under these laws may increase. Under these laws, we could be held liable for the corrupt or other illegal activities of our employees, representatives, contractors, business partners and agents, even if we do not explicitly authorize or have actual knowledge of such activities. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension or debarment from contracting with certain persons, the loss of export privileges, whistle-blower complaints, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees.

In certain cases, enforcement authorities may even require us to appoint an independent compliance monitor, which can result in added costs and administrative burdens. Any investigations, actions, sanctions or other previously mentioned harm could have a material negative effect on our business, operating results and financial condition.

Even following receipt of any regulatory approval for our pest control products, we will continue to be subject to regulation of our advertising practices.

As a seller of pest control products, which include poisonous active ingredients, we are subject to continual government oversight by regulatory authorities. Once we receive regulatory approval in the United States, we will be subject to oversight by the U.S. Environmental Protection Agency, or EPA. The EPA strictly regulates the advertising and promotion of pest control products, and these pest control products may only be marketed or promoted for their EPA approved uses, consistent with the product’s approved labeling. Advertising and promotion of any product candidate that obtains approval in the U.S. will be heavily scrutinized by the EPA, other applicable state regulatory agencies and the public. Violations, including promotion of our products for unapproved or off-label uses, are subject to enforcement actions, inquiries and investigations, and civil, criminal and/or administrative sanctions imposed by the EPA.

Our operations are subject to environmental laws and regulations that may increase costs of operations and impact or limit our business plans.

We are subject to environmental laws and regulations affecting many aspects of our present and potential future operations, and we will be subject to a wide variety of EPA labeling and other state regulatory agency requirements after we receive regulatory approval in the United States. For example, under the Federal Insecticide, Fungicide, and Rodenticide Act, we will be required to register with the EPA and certain state regulatory authorities as a seller of disinfectants, and we will be subject to EPA labeling requirements. Compliance with these laws and regulations may result in increased costs and delays as a result of administrative proceedings and certain reporting obligations. Public officials and entities may seek injunctive relief or other remedies to enforce applicable environmental laws and regulations. If we are found to not have complied with these laws and are unable to sell our products, our business and financial results will be negatively impacted.

Risks Related to our International Operations

Conditions in Israel may affect our operations.

Certain of our directors and our chief financial officer are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations.

Since its founding in 1948, Israel has experienced numerous armed conflicts with neighboring states and non-state actors, Hamas (an Islamist militia and political group in the Gaza Strip), Hezbollah (an Islamist militia and political group in Lebanon), and other extremist groups operating from Syria, Iraq, and Yemen. These conflicts have involved rocket attacks, cross-border infiltrations, terrorist incidents, and military operations, which have at times disrupted business activity and created broader economic uncertainty.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and on other fronts from various extremist groups in region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah and in October 2025, a ceasefire was brokered between Israel and Hamas, but there are no guarantees as to whether such agreements will hold or whether further hostilities will resume.

In connection with the October 2023 attacks, Israel mobilized hundreds of thousands of military reservists. Two of our employees were called to active duty, but have since returned to work. Additional or prolonged call-ups involving our personnel, whether in response to past or future conflicts, could disrupt our operations and negatively affect our business and financial performance.

Iran is widely believed to support and coordinate with terrorist groups in the region, including Hamas, Hezbollah, the Houthis in Yemen, and various militias in Syria and Iraq. It is also believed to be advancing a nuclear weapons program, increasing the risk of future conflict. Ongoing or escalated hostilities involving Iran could further destabilize the region and significantly impact Israeli security and economic conditions.

On June 13, 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a preemptive strike directly targeting military and nuclear infrastructure inside Iran, aimed at disrupting Iran’s capacity to coordinate or launch further hostilities against Israel, as well as to degrade its nuclear program. In response, Iran launched multiple waves of drones and ballistic missiles at Israeli cities, including Tel Aviv, Haifa, and Jerusalem. While most of these attacks were intercepted, several caused civilian casualties and damage to infrastructure. While a ceasefire was reached in June 2025 following 12 days of hostilities, on February 28, 2026, the United States and Israel launched coordinated military strikes against Iran, including attacks on strategic military infrastructure and leadership targets, with the stated aim of degrading Iran’s capacity to conduct or support hostile operations against them. In response, Iran has fired missiles and drones toward population centers and military installations in Israel, Europe and neighboring countries in the Gulf region, and also launched counter-strikes against U.S. forces and allied bases throughout the Gulf region. While a temporary ceasefire agreed to between Iran and the U.S. on April 8, 2026 as part of ongoing negotiations for a permanent ceasefire agreement, the situation remains volatile and uncertain. Although the ceasefire has been subject to extensions and continued diplomatic engagement, it has reportedly been characterized by tensions, alleged violations and stalled negotiations. We cannot predict if and to what extent this ceasefire will remain in effect or upheld or whether hostilities may resume or further escalate. Continued military escalation, retaliatory actions, or broader regional involvement may adversely affect economic conditions, disrupt markets, and create uncertainty that could negatively impact our business, financial condition and results of operations. A broader regional conflict involving additional state and non-state actors remains a significant risk. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthis in Yemen and various rebel militia groups in Syria and Iraq.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation as our facilities are located overseas and are not exposed to war damage. However, the intensity and duration of the security situation in Israel have been difficult to predict, as were the economic implications on our business and operations and on Israel’s economy in general If the war extends for a long period of time or expands to other fronts, our operations may be harmed.

Exchange rate fluctuations between foreign currencies and the U.S. Dollar may negatively affect our earnings.

Our reporting and functional currency is the U.S. dollar. Our revenues are currently primarily payable in GBP and we expect our future revenues to be equally divided between GBP and U.S. Dollar. However, most of our expenses are also in U.S. Dollar, NIS and some in Euro. As a result, we are exposed to the currency fluctuation risks relating to the recording of our expenses in U.S. dollars.

As we will operate in or currently operates in various other countries, the revenue received by us will be materially affected by fluctuations in exchange rates. In recent years, the Canadian dollar has, at times, increased materially in value against other currencies. Material increases in the value of the Canadian dollar negatively impact our revenues. Future exchange rates could accordingly impact the future value of our operations.

To the extent that we engage in risk management activities related to foreign exchange rates, there is a credit risk associated with counterparties with we may contract. An increase in interest rates could result in a significant increase in the amount that we pay to service debt, which could negatively impact the market price of our securities.

Risks Related to Our Status as a Public Company and Ownership of our Common Shares

Our executive officers, directors and principal shareholders will maintain the ability to exert significant control over matters submitted to our shareholders for approval.

Upon the effectiveness of the listing of our common shares on Nasdaq, our executive officers, directors and principal shareholders who own more than 5% of our outstanding common shares, in the aggregate, will beneficially own shares representing approximately 76.18% of our share capital. As a result, if these shareholders were to act together, they would be able to exert significant influence over all matters submitted to our shareholders for approval (including a prospective acquisition or other change of control of our company), as well as our management and affairs.

In addition, Nexera Technologies Ltd., beneficially owns or controls, or will beneficially own or control, directly or indirectly, (A) 10,558,832 common shares consisting of (i) 8,129,372 common shares currently held, (ii) 1,571,429 common shares issuable upon the effectiveness of the listing of our common shares on Nasdaq representing contingent right shares pursuant to the Share Purchase Agreement in connection with the Acquisition and (iii) 858,031 common shares issuable upon the automatic conversion of August 2025 Convertible Debentures (as defined below) immediately following the effectiveness of the listing of our common shares on Nasdaq, which in the aggregate will represent approximately 70.94% of our share capital on a non-diluted basis and (B) 14,559,721 common shares (assuming the issuance of common shares upon the conversion of the additional 3,142,858 contingent right shares and 858,031 common shares issuable upon the exercise of warrants that are issuable upon the automatic conversion of August 2025 Convertible Debentures (as defined below) immediately following the effectiveness of the listing of our common shares on Nasdaq), which in the aggregate represents approximately 71.74% of our share capital on a fully-diluted basis. In connection with the Company’s acquisition of Fort UK in July 2025, which was a qualifying transaction under the policies of the TSXV, at the request of the TSXV, Nexera undertook not to acquire, exercise or convert securities currently held to the extent (but only to the extent) that, after giving effect to such acquisition, exercise or conversion (as applicable), Nexera would, directly or indirectly, own in excess of 80% of our outstanding common shares. As a result, Nexera will have the ability to control all matters submitted to holders of our common shares for approval, including without limitation the election and removal of directors, amendments to articles of incorporation and by-laws and the approval of any business combination. This may delay or prevent an acquisition of the Company or cause the market price of our common shares to decline. While the rights of minority shareholders would be protected in Canada, civil judgments rendered against us and/or our subsidiaries in Canada may be enforced in Israel by an Israeli court subject to specified time limitations, legal procedures and other specific conditions.

There has been no prior public market in the United States for our common shares, and an active trading market in the United States may not develop.

Prior to the anticipated listing of our common shares on Nasdaq, our common shares have traded only on the TSX Venture Exchange and there has been no public market in the U.S. for our common shares. There can be no assurance that our application to list our common shares on Nasdaq will be approved, or that an active trading market in the U.S. will develop or, if developed, that it will be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our common shares as consideration. The lack of an active trading market may also reduce the fair value of your shares. When our common shares commence trading on Nasdaq, we expect the initial listing price of our common shares to likely be based on the current trading price of our common shares on the TSX Venture Exchange. However, we cannot predict the price at which our common shares will trade and cannot guarantee that investors can sell their shares at any particular price. There is no assurance that an active and liquid trading market for our common shares will develop or be sustained in the United States or maintained in Canada.

Our securities will be traded on more than one market or exchange and this may result in price variations.

Following the Acquisition, our common shares resumed trading on the TSX Venture Exchange on July 10, 2025. Assuming that our common shares are listed for trading on the Nasdaq, trading in our common shares will take place in different currencies (U.S. dollars on the Nasdaq and CAD on the TSX Venture Exchange), and at different times (resulting from different time trading days, and public holidays in the United States and Canada). The trading prices of our securities on these two markets may differ due to these and other factors. Any decrease in the price of our common shares on the TSX Venture Exchange could cause a decrease in the trading price of our common shares on the Nasdaq.

If our existing shareholders sell common shares, either on the TSX Venture Exchange or Nasdaq, after our anticipated listing, the market price of our common shares could decline.

The sale of substantial amounts of our common shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common shares on the TSX Venture Exchange or Nasdaq. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. As of May, 2026, we have a total of 11,362,318 common shares outstanding. In addition, 1,949,794 common shares and warrants to purchase 1,949,794 common shares will be issued upon the automatic conversion of August 2025 Convertible Debentures (as defined below) immediately following the effectiveness of the listing of our common shares on Nasdaq. In addition, upon the effectiveness of the listing of our common shares on Nasdaq. 1,571,429 common shares, representing contingent right shares pursuant to the Share Purchase Agreement will be issued to Nexera as the achievement of one of the milestones. All of our outstanding shares will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates may be sold only in compliance with Rule 144 of the Securities Act and, as required pursuant to the policies of the TSXV, in connection with the Acquisition, a total of 6,428,571 common shares and 4,714,287 contingent right shares held by certain shareholders at the time of the Acquisition, or Escrowed Securities, are subject to escrow, 10% of the Escrow Securities being released on the date of closing of the Acquisition and with the balance of the Escrow Securities to be released in equal 15% installments every six months over the following three years. In addition to the escrow in connection with the Acquisition, an aggregate of 342,857 common shares and 41,428 stock options are held under escrow pursuant to an escrow agreement dated December 21, 2021, or CPC Escrow Agreement, which was entered into by the Company in connection with its initial public offering on the TSXV. Pursuant to the CPC Escrow Agreement, 25% of the securities were, or will be, released on each of July 8, 2025, January 8, 2026, July 8, 2026, and January 8, 2027.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our common shares or securities convertible into or exchangeable for our common shares issued pursuant to our equity incentive plans. The common shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover approximately common shares.

As restrictions on resale end, the market price of our common shares could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our common shares or other securities.

Issuance of a significant amount of additional common shares on exercise or conversion of outstanding warrants and/or substantial future sales of our common shares may depress our share price.

The issuance of a significant amount of additional common shares on account of outstanding warrants will dilute our current shareholders’ holdings and may depress our share price. If these or other shareholders sell substantial amounts of our common shares, including shares issuable upon the exercise or conversion of outstanding warrants or employee options, or if the perception exists that our shareholders may sell a substantial number of our common shares, we cannot foresee the impact of any potential sales on the market price of these additional common shares, but it is possible that the market price of our common shares would be adversely affected. Any substantial sales of our shares in the public market might also make it more difficult for us to sell equity or equity related securities in the future at a time and on terms we deem appropriate. Even if a substantial number of sales do not occur, the mere existence of this “market overhang” could have a negative impact on the market for, and the market price of, our common shares.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, results of operation or financial condition. In addition, current and potential shareholders could lose confidence in our financial reporting, which could have a material adverse effect on the price of our common shares.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Disclosing deficiencies or weaknesses in our internal control, failing to remediate these deficiencies or weaknesses in a timely fashion or failing to achieve and maintain an effective internal control environment may cause investors to lose confidence in our reported financial information, which could have a material adverse effect on the price of our common shares. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed

The estimates of market opportunity, market size and forecasts of market growth included in this registration statement and our other publicly filed documents may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity, size estimates and growth forecasts included in this registration statement and our other publicly filed documents are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. For example, several of the reports and data on which our estimates and forecasts are based rely on projections of consumer adoption and incorporate data from secondary sources, such as company websites as well as industry, trade and government publications.

Net revenue and operating results are difficult to forecast because they generally depend on the volume, timing and type of orders we receive, all of which are uncertain. We base our expense levels and investment plans on our estimates of total net revenue and gross margins using human judgment and utilizing internal analytic methodologies to assess market trends. We cannot be sure the same growth rates, trends and other key performance metrics are meaningful predictors of future growth. If our assumptions and calculations prove to be wrong, we may spend more than we anticipate acquiring and retaining customers or may generate less net revenue per active customer than anticipated, any of which could have a negative impact on our business and results of operations.

In addition, as we enter new consumer product markets in the future, we may initially provide discounts to customers to gain market traction, and the amount and effect of these discounts may vary greatly. No such discounts have been given to date.

Finally, we are evaluating our total addressable market with respect to new product offerings and new markets. These estimates of total addressable market and growth forecasts are subject to significant uncertainty, are based on assumptions and estimates that may not prove to be accurate and are based on data published by third parties that we have not independently verified. Even if the market in which we compete meets the size estimates and growth forecasted in this registration statement, our business could fail to grow at similar rates, if at all.

Our business is also affected by general economic and business conditions in international markets.

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable Nasdaq requirements, and we will not be subject to certain U.S. securities laws including, but not limited to, U.S. proxy rules and the filing of certain Exchange Act reports.

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of those otherwise required by the Nasdaq Stock Market for domestic U.S. issuers. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on The Nasdaq Global Market may provide less protection to you than what is accorded to investors under the listing rules of Nasdaq applicable to domestic U.S. issuers.

As a foreign private issuer, we will be exempt from the rules and regulations under the Securities Exchange Act of 1934, or the Exchange Act, related to the furnishing and content of proxy statements, including the applicable compensation disclosure requirements. Nevertheless, pursuant to regulations promulgated under Canadian Securities Administrators National Instrument 51-102 “Continuous Disclosure Obligations”, or the Instrument, we are required to disclose in the context of sending an information circular to shareholders all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the issuer, or a subsidiary of the issuer, to each Named Executive Officer (as such term is defined in the Instrument) and director, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given, or otherwise provided to the NEO or director for services provided, directly or indirectly, to the issuer or a subsidiary of the issuer. Such disclosure will not be as extensive as that required of a U.S. domestic issuer. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act”, which was signed into law on December 18, 2025, will require directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. However, Canada has been designated by the SEC as a “qualifying jurisdiction” under an SEC exemptive order issued on March 5, 2026. Accordingly, directors and officers of Canadian foreign private issuers may be exempt from Section 16(a) reporting requirements under the Securities Exchange Act of 1934, as amended, provided they comply with Canada’s insider reporting regime, including National Instrument 55-104 and filings made through the System for Electronic Disclosure by Insiders (SEDI). As a result, our directors, officers and principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we will not be required under the Exchange Act to file reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will be exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, we will not be required to comply with Regulation FD, which restricts the selective disclosure of material information, although we intend to voluntarily adopt a corporate disclosure policy substantially similar to Regulation FD. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

We would lose our foreign private issuer status if a majority of our shares are owned by U.S. residents and a majority of our directors or executive officers are U.S. citizens or residents or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies.” These provisions include, among other exemptions, that:

●	we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; and

●	to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, as defined in the rule under the Exchange Act, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for the common shares, and the trading price may be more volatile and may decline.

The market price of our common shares may be volatile. Market volatility may affect the value of an investment in our common shares and could subject us to litigation.

The market price of our securities is volatile. The price of our securities is and will continue to be subject to wide fluctuations in response to a variety of factors, including the following:

●	actual or anticipated fluctuations in our financial condition and operating results;

●	the financial projections we may provide to the public, and any changes in projected operational and financial results;

●	addition or loss of significant customers;

●	changes in laws or regulations applicable to our products;

●	actual or anticipated changes in our growth rate relative to our competitors;

●	announcements of technological innovations or new offerings by us or our competitors;

●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments;

●	additions or departures of key personnel;

●	changes in our financial guidance or securities analysts’ estimates of our financial performance;

●	discussion of us or our share price by the financial press and in online investor communities;

●	reaction to our press releases and filings with the SEC;

●	changes in accounting principles;

●	lawsuits threatened or filed against us;

●	fluctuations in operating performance and the valuation of companies perceived by investors to be comparable to us;

●	sales of our common shares by us or our shareholders;

●	share price and volume fluctuations attributable to inconsistent trading volume levels of our common shares;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	changes in laws or regulations applicable to our business;

●	changes in our capital structure, such as future issuances of debt or equity securities;

●	short sales, hedging and other derivative transactions involving our shares;

●	the expiration of contractual lock-up periods;

●	other events or factors, including those resulting from war, incidents of terrorism or responses to these events; and

●	general economic and market conditions.

Furthermore, in recent years, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, and technology companies in particular. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common shares.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could also harm our business.

Our investors’ ownership in us may be diluted in the future.

In the future, we may issue additional authorized but previously unissued equity securities, resulting in the dilution of ownership interests of our present shareholders. Furthermore, we may issue equity awards to management, employees and other eligible persons in the future under our Stock Option Plan. Additional common shares issued by us in the future will dilute an investor’s investment in us. In addition, we may seek shareholder approval to increase the amount of our authorized shares, which would create the potential for further dilution of current investors.

It may be difficult to enforce a U.S. judgment against us, our officers and directors named in this registration statement in the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

None of our directors or officers is resident of the United States and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers, including our directors and officers who are residents of Israel, may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Canadian law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Canadian law. There is little binding case law in Israel addressing the matters described above. Additionally, Israeli courts might not enforce judgments obtained in the United States against us or our non-U.S. our directors and executive officers, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought.

Because we are a corporation continued in the Province of Ontario and some of our directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

We are a corporation continued under the laws of the Province of Ontario with our principal place of business in Vancouver, Canada. Some of our directors and officers and the predecessor auditors or other experts named herein are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers or such auditors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the Securities Act. Investors should not assume that Canadian courts: (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue-sky laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue-sky laws.

Similarly, some of our directors and officers and experts are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these non-Canadian residents. In addition, it may not be possible for Canadian investors to collect from these non-Canadian residents’ judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendations regarding our common shares adversely, the trading price or trading volume of our common shares could decline.

The trading market for our common shares will be influenced in part by the research and reports that securities or industry analysts may or may not publish about us, our business, our market or our competitors. If one or more of the analysts do not publish research about us or initiate research with an unfavorable rating or downgrade our common shares, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, the market prices of our common shares would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our common shares to decline.

 We may be or may become classified as a passive foreign investment company. If we are or become classified as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences as a result.

Generally, for any taxable year, if at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income (including amounts derived by reason of the temporary investment of funds raised in offerings of our shares) and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our Common Shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our Common Shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and gains from the sales of our shares.

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which, assuming we are not a “controlled foreign corporation,” or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended, or the Code, for the year being tested, may be determined based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our Common Shares, which may be volatile). Based upon the estimated value of our assets, including any goodwill, and the nature and estimated composition of our income and assets, we may be classified as a PFIC for the taxable year ended December 31, 2025 and in future taxable years. In particular, so long as we do not generate revenue from operations for any taxable year and do not receive any research and development grants, or even if we receive a research and development grant, if such grant does not constitute gross income for United States federal income tax purposes, we likely will be classified as a PFIC for such taxable year. Because the determination of whether we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year.

The tax consequences that would apply if we are classified as a PFIC would also be different from those described above if a U.S. shareholder were able to make a valid qualified electing fund, or QEF, election. At this time, we do not expect to provide U.S. shareholders with the information necessary for a U.S. shareholder to make a QEF election. Prospective investors should assume that a QEF election will not be available. See “Taxation - U.S. Federal Income Tax Considerations - Passive Foreign Investment Companies” for additional information.

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes one or more U.S. subsidiaries, we expect that certain of our non-U.S. subsidiaries will be treated as controlled foreign corporations (regardless of whether we are or are not treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, whether or not we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. A failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult their own advisors regarding the potential application of these rules to its investment in the shares.

We will incur significant increased costs as a result of the listing of our securities for trading on Nasdaq. By becoming a public company in the United States, our management will be required to devote substantial time to new compliance initiatives as well as compliance with ongoing U.S. requirements.

Upon the listing of securities on Nasdaq, we will become a publicly traded company in the United States. As a public company in the United States, we will incur additional significant accounting, legal and other expenses that we did not incur before the offering. We also anticipate that we will incur costs associated with corporate governance requirements of the SEC, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal and financial compliance costs, introduce new costs such as investor relations, stock exchange listing fees and shareholder reporting, and to make some activities more time consuming and costly. The implementation and testing of such processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the United States, including Section 404 and other provisions of the Sarbanes-Oxley Act, and the rules and regulations adopted by the SEC, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

General Risk Factors

We will be a “controlled company” as defined under the Nasdaq Listing Rules. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq Listing Rules, we could elect to rely on one or more of these exemptions in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Upon the effectiveness of the listing of our common shares on Nasdaq, Nexera will hold approximately 70.94% of our issued and outstanding common shares and will be able to exercise approximately 70.94 % of the total voting power of our issued and outstanding common shares. Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that requires a compensation committee comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors or by a nominations committee that consists entirely of independent directors with a written charter or board resolution addressing the nominations process.

Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq Listing Rules, we could elect to rely on one or more of these exemptions in the future. If we elect to rely on any of the “controlled company” exemptions, our investors will not have the same protections afforded to shareholders of companies that are subject to these corporate governance requirements. Our status as a controlled company could cause our common shares to look less attractive to certain investors or otherwise harm the trading price of the common shares.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We have engaged in various acquisitions and may continue to evaluate various acquisition opportunities and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

●	increased operating expenses and cash requirements;

●	the assumption of additional indebtedness or contingent liabilities;

●	the issuance of our equity securities;

●	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

●	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;

●	retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;

●	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and marketing approvals; and

●	our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

We are subject to certain U.S. and foreign anticorruption, anti-money laundering, export control, sanctions and other trade laws and regulations. We can face serious consequences for violations.

Among other matters, U.S. and foreign anticorruption, anti-money laundering, export control, sanctions and other trade laws and regulations, which are collectively referred to as Trade Laws, prohibit companies and their employees, agents, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We also expect our non-U.S. activities to increase over time. We can be held liable for the corrupt or other illegal activities of our personnel, agents or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

Our business and operations might be adversely affected by security breaches, including any cybersecurity incidents.

We depend on the efficient and uninterrupted operation of our computer and communications systems, and those of our consultants, contractors and vendors, which we use for, among other things, sensitive company data, including our intellectual property, financial data and other proprietary business information.

While certain of our operations have business continuity and disaster recovery plans and other security measures intended to prevent and minimize the impact of IT-related interruptions, our IT infrastructure and the IT infrastructure of our consultants, contractors and vendors are vulnerable to damage from cyberattacks, computer viruses, unauthorized access, electrical failures and natural disasters or other catastrophic events. We could experience failures in our information systems and computer servers, which could result in an interruption of our normal business operations and require substantial expenditure of financial and administrative resources to remedy. System failures, accidents or security breaches can cause interruptions in our operations. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur regulatory investigations and redresses.

Even though we believe we carry commercially reasonable business interruption and liability insurance, we might suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies or for which we do not have coverage. For example, we are not insured against terrorist attacks or cyberattacks. Any natural disaster or catastrophic event could have a significant negative impact on our operations and financial results.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

The Company, being Fort Technology Inc. (then known as Impact Acquisitions Corp.), was incorporated pursuant to the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”) on December 5, 2019. The Company was continued from the Province of British Columbia, Canada into the Province of Ontario, Canada pursuant to applicable provincial corporate laws, effective as of April 30, 2026, and now exists under the laws of the Province of Ontario pursuant to the Business Corporations Act (Ontario) (the “OBCA”). The Company was a Capital Pool Company within the meaning of the policies of the TSX Venture Exchange. A Capital Pool Company is a company with no assets other than cash and no commercial operations. A Capital Pool Company uses its funds to seek out an investment opportunity. Following the Company’s acquisition of Fort Products Limited in July 2025, which was a qualifying transaction under the policies of the TSX Venture Exchange, the Company ceased being a Capital Pool Company. The Company’s common shares are listed on the TSXV under the symbol “FORT.V” and commenced trading after its qualifying transaction with Fort Products Limited on July 10, 2025.

The Company’s wholly-owned subsidiary, Fort Products Limited, was incorporated under the laws of England and Wales on November 25, 2005, under the name Sussex P C S Limited, to become manufacturer and seller specializing in a range of amateur and professional products for the pest control and remedial repair industry. In January 2020, Sussex P C S Limited changed the company name to Fort Products Limited and since then operated an e-commerce platform, mainly through the Amazon marketplace.

On March 9, 2023, Fort Products Limited was acquired by Nexera, a company incorporated in Israel and listed on the Nasdaq Capital Market under the symbol “NEXR”. Prior to the acquisition, Fort Products Limited’s sole market was UK, but since 2024, it started selling its products on other Amazon marketplaces, such as France, Germany, Italy, and other European countries, and we plan to move also to Amazon.com in the U.S. in the future, subject to receipt of applicable regulatory approvals.

On February 6, 2025, the Company entered into the Share Purchase Agreement with Nexera Technologies Ltd. and Fort Products Limited, pursuant to which, on the terms and subject to the conditions of the Share Purchase Agreement, Jeff’s Brand sold all of the issued and outstanding shares of Fort Products Limited to us. The Acquisition closed on July 7, 2025. In connection with the consummation of Acquisition, we changed our name from “Impact Acquisitions Corp.” to “Fort Technology Inc.”. Pursuant to the Share Purchase Agreement, among other things, Nexera sold to us, all of the issued and outstanding common shares of Fort UK, in consideration for 7,142,857 of our common shares and up to an additional 4,714,287 contingent right shares, each entitling the holding thereof to acquire one of our common shares for no additional consideration upon the achievement of certain pre-determined milestones, representing a post-closing equity interest in us of 75.02%. Upon the effectiveness of the listing of our common shares on Nasdaq, 1,571,429 common shares, representing contingent right shares pursuant to the Share Purchase Agreement will be issued to Nexera as the achievement of one of the milestones (see “Item 4B. Business Overview – Recent Developments – Impact Share Purchase Agreement” below for further information). In addition, 1,949,794 common shares (including 858,031 common shares issuable to Nexera) and warrants to purchase 1,949,794 common shares (including warrants to purchase 858,031 common shares issuable to Nexera) will be issued upon the automatic conversion of August 2025 Convertible Debentures immediately following the effectiveness of the listing of our common shares on Nasdaq (see “See “Item 5 — Operating and Financial Review and Prospects – Recent Transactions – August 2025 Private Placement” below for further information).

Our registered and principal executive offices are located at 325 Front Street West, 2nd Floor, Toronto, Ontario, M5V 2Y1, Canada. Our telephone number is (604) 833-6820. Our website address is https://fortproducts.co.uk/. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this registration statement, and the reference to our website in this registration statement is an inactive textual reference only.

Puglisi & Associates is our agent in the United States and its address is 850 Library Avenue, Suite 204, Newark, Delaware 19711. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov.

For a description of our principal capital expenditures and divestitures, see Item 5. “Operating and Financial Review and Prospects.”

B.	Business Overview

We are an e-commerce CPG company focused on the assembly and sale of pest control products via the Amazon Marketplace utilizing the FBA and the FBM models. As at the date of this registration statement, we sell our products in the U.K., Germany, France, Italy, and other European countries and we plan to sell our products in the U.S. in the future.

We utilize internal methodologies to analyze sales data and patterns on Amazon in order to identify existing stores, niches and products that have the potential for development and growth, as well as maximizing sales of its existing proprietary products. We also use our own skills, know-how and profound familiarity with Amazon’s algorithm and all the tools that the FBA platform has to offer. In some circumstances we scale the products and improve them.

We operate on a model that does not require specialized skills or technical expertise. By leveraging partnerships with third-party manufacturers, we focus on sourcing, branding, and distributing rodent and pest repellent products. This approach allows us to offer a range of products without the need for in-house manufacturing capabilities or specialized knowledge.

Pest control generally consists of assessing a customer’s property for conditions that invite pests, tackling current infestations, and stopping the life cycle to prevent future invaders. Termite protection programs include liquid treatments, wet and dry foam applications, termite baiting and wood treatments. Our service offerings include:

●	Residential: Pest control services protecting residential properties from common pests, including rodents, insects and wildlife; and

●	Commercial: Workplace pest control solutions for customers across diverse end markets, such as healthcare, food service, office space, hospitality and logistics.

Our Store, Brands, and Products

As at the date of this registration statement, we sell our products via the Amazon Marketplace utilizing the FBA and FBM models in the U.K. and the FBA model Germany, France and other countries in Europe, and we plan to sell our products in the U.S. in the future.

We sell a variety of pest control products, including, among others: rat and mouse poison, rat traps, and tamper proof rodent bait boxes, including:

●	Entopest - Insect Control: Our Entopest product suite is aimed at insect control. The diverse product range is aimed at keeping spaces safe and free from a wide variety of insects. Entopest products prioritize eco-friendliness and include comprehensive guides for usage.

●	Roshield - Rodent Control: Our Roshield product suite is designed to combat rodent infestations. The product suite ranges from advanced poisons to humane traps that ensure safety and convenience for users. As with Enopest, We are committed to providing environmentally responsible options in its Roshield line.

●	BirdGo - Bird Control and Prevention: We offer a number of solutions to manage pest birds under its BirdGo product line. BirdGo products help customers prevent pest birds from perching, roosting, or nesting in sensitive areas. BirdGo’s product line includes a variety of products aimed at various bird species including pigeons, gulls, starlings, and sparrows, with a particular focus on controlling pidgeon waste which can be hazardous.

●	Rempro - Damp and Remedial: Our Rempro products span from damp proof course, or DPC, injection creams to treat rising damp to moisture-resistant damp-proofing paint and thermal paint for improved insulation. The Rempro line also includes insecticides tackle pests in the home, fungi control products, mold control products, salt neutralizers to combat salt-related issues, and DPC plugs to ensure damp-proof course installations.

We have also partnered with digital developers to create an AI-based mobile application designed to identify pests and provide tailored treatment recommendations. The app, called Fort Pest ID, which launched on the Apple App Store in 2025 and is expected to launch on Google Play by the end of 2025, offers access to our products and is intended to strengthen our position as an innovator in both e-commerce and pest control solutions. Fort Pest ID allows users to scan or search or pests, access detailed information about each species and learn how to manage or eliminate them through access to our products. In addition, the app is useful for homeowners, gardeners and professionals as it also allows users to keep track of past pest encounters with a personal pest history and serves as both a pest detection and learning tool.

Our Customers

Our customers, including end customers from e-commerce platforms, such as Amazon, are primarily individual online consumers who purchase our products primarily on Amazon U.K. and Amazon EU marketplaces, which contributed to our increase in sales year over year.

In each of 2024 and 2023, approximately 98% to 93% of our revenue was through or with Amazon sales platform.

Our products experience seasonal sales fluctuations based on their specific use and market demand. Roshield, rodent control and repellents, sees peak sales from October to January, aligning with colder months when rodent activity increases. Entopest, insect control, has its highest sales from March to September, reflecting the warmer months when insects are most active. Rempro, mold control, peaks in sales from November to March, corresponding with higher humidity and damp conditions during the winter months. Lastly, Birdgo, bird netting control, experiences its peak sales from January to July, when bird activity and the need for deterrents are more prevalent. These seasonal trends help us strategically manage inventory and marketing efforts throughout the year.

Our business is not currently dependent on any contract including any contract to sell the majority of our products or services or to purchase the majority of our requirements for goods, services or raw materials, or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which our business depends.

Our Competitive Strengths

We believe that our competitive strengths include:

●	Senior and experienced management team;

●	Strength of our brands;

●	Strong logistical capabilities, using sophisticated BI tools to optimize the supply chain management; and

●	Price advantage over most competitors.

We believe that these strengths, as further described below, differentiate us from our competitors and provide us with numerous advantages:

●	Senior and experienced management team: We are led by Mr. Gabriel Kabazo, our Chief Executive Officer. Mr. Kabazo has over 25 years of experience in accounting, financing and IT operations in complex corporate settings. Mr. Kabazo received a B.A. in Accounting & Economics from Tel Aviv University in 1997 and earned his C.P.A. (Israel) designation in 1999. In 2006 he earned an MBA (Financing) from the University of British Columbia, Sauder School of Business.

●	Strength of our brands: We believe the strength of our brands, quality of our services, user-friendliness of our website experience, focus on our customers and efficacy of our marketing programs have enabled us to capture a significant share of the pest control products market.

●	Strong logistical capabilities, supply chain management as an integral part of our business: Our logistical capabilities were formulated prior to the establishment of our Company. We view the logistical aspect of our business as a main and important factor to our success and we work hard to achieve it. Every product opportunity that we encounter is handled with strong and efficient logistical tools and no opportunity will be neglected due to lack of logistical capabilities or low profitability. In the U.K., we lease two warehouses for the storage of our inventory, which streamlines our supply chain management. for faster turnaround times and enhanced efficiency for inventory management and order fulfillment; and supports the expansion of our operations in the U.S. We plan on expanding our operations in the U.S. based upon our success in the U.K., with the logistics center in New Jersey operated by Pure NJ Logistics LLC, a wholly-owned subsidiary of our parent company, Nexera, which Nexera recently acquired.

●	Price advantage over most competitors: Close working relationships with our suppliers, our continued procurement, efficient supply chain and punctual payments are the key reasons why we are able to offer our products with a price advantage over that of our competitors.

Industry Overview and Market Opportunity

According to a report public by Grand View Research in December 2024, the global pest control service market is projected to reach $34.3 billion by 2030, growing at CAGR of 6.3% from 2024 to 2030. According to this source the demand for pest control services is on the rise due to the ability to prevent the spread of pest-borne diseases, such as viral and bacterial illnesses, malaria and dengue caused by mosquito bites. Pest control also helps protect against property damage and ensures a safe and healthy living environment, contributing to overall public safety. The importance of pest control systems in safeguarding public health is validated by a report from the U.S. Center for Disease Control in November 2025 that each year approximately 48 million people get sick from a foodborne illness, 128,000 are hospitalized, and 3,000 die.

Moreover, the strict regulations regarding pest control, particularly in offices and other workplaces, hospitals, hotels, restaurants and industrial setups are fueling the market growth. The increasing demand for pest control activities in the agriculture sector is vital to prevent crop damage and yield loss. Additionally, the demand for pest control services in the food manufacturing sector is increasing and manufacturers are largely investing in pest control systems to ensure clean and hygienic manufacturing of food products.

The commercial segment dominated the market in 2023. Commercial spaces have more rigorous health and safety rules, necessitating regular pest control to keep the environment healthy and free from pests. Commercial places, such as hospitals and food services, have strict government regulations regarding maintaining hygiene and cleanliness, driving the market’s growth. Pest infestations in the commercial segment have severe consequences, and businesses are proactive about pest control. In industrial setups, pest control services are standard practices to avoid disruptions caused by pest outbreaks.

In addition, according to a Fortune Business Insights from December 2025, the expansion of the integrated pest management industry, the launch of new integrated pest management, or IPM, programs, which focus on prevention and long-term solutions rather than solely relying on chemicals and are increasing in popularity, and increasing government support to IPM are expected to positively influence this market.

The global retail e-commerce market is expected to continue growing. According to analysis published by Statista in April 2025, the global retail e-commerce market is estimated to reach $8.034 trillion in 2027. Revenues are expected to grow from 2023 to 2027 by 39%. According to this analysis, e-commerce continues to attract new consumers. Convenience is the key driver for shoppers around the world to order online, rather than visit a brick-and-mortar store. The global e-commerce growth forecast has two underlying developments. Most global markets are still in the process of increasing internet penetration and digitalization, meaning that the infrastructure required for e-commerce to flourish is still being built. At the same time, the most-developed e-commerce markets are currently profiting from the benefits of AI, which we are aiming to capitalize on through our AI-based mobile application. New technologies and automation are making the customer journey and order fulfillment process more efficient, turning online retail into a well-oiled machine.

According to an IMARC research report from 2025, the market is primarily driven by the rising internet penetration. Additionally, the adoption of smartphones and the Internet made it suitable for consumers to shop online, thus influencing the market growth. Moreover, mobile applications and user-friendly websites made the shopping experience seamless and accessible, allowing customers to browse, compare prices, and easily make purchases, thus representing another major growth-inducing factor. Also, the COVID-19 pandemic accelerated the shift toward online shopping, accelerating the sales demand

We believe that the combination of the growing pest control market and retail e-commerce market has created a huge opportunity for pest control companies that also broadly offers their products online, such as Fort, which has the capability to respond to the current demand and market trends.

Moreover, Amazon, which is the primary platform that our business is based on, continues to rise and grow. In 2024, Amazon’s global sales were $637.96 billion, an 11% increase year- over year. Amazon’s sales, however, are not necessarily indicative of our current or future sales, as Amazon sells vast and varied quantities of products on its platforms, whereas we sell only a limited quantity of products on Amazon and are not otherwise affiliated with Amazon. While our sales represent a small fraction of the sales on Amazon, we believe that Amazon provides us with a unique opportunity to grow our sales.

Strategy

Growth Strategy

The key elements of our growth strategy include:

●	High-end search and identification of high value products and expansion into new markets and territories;

●	Introduction of new products to our customers primarily in the U.K.;

●	Effective use of our competitive advantage - our know-how uses of software-based technology;

●	Leverage of our logistical capabilities and knowledge to reduce costs and increase purchasing power; and

●	Continued monetarization of our competitors to ensure we maintain our competitive differentiation and advantages.

Our growth, as described above is expected to be generated by the expansion of our current platforms to new territories, mainly USA and by leveraging our logistical capabilities, after the acquisition of the logistics company in New Jersey, which we believe will bolster our competitive advantage.

Intellectual Property

In the pesticide and rodent control business, identifiable intangible properties such as brand names, trademarks, and customer databases are essential our success. Our trademark provides legal protection for our brand, helping to build recognition and customer loyalty in a market where trust and reliability are key. Customer lists and subscription databases also play a vital role, enabling targeted marketing and fostering long-term relationships with clients. While we do not own patents or intellectual property relating to the formulation of our products, our focus on branding and customer engagement remains a critical factor in maintaining a competitive advantage, supporting both market growth and customer retention in the highly regulated pest control industry.

As of the date of this registration, we own eight trademarks: Roshield, Entopest, Rempro, Birdgo, ProPest, Topperama, Dr Grögel and Seaheaven.

Trademarks

Generally, trademarks are registered for a fixed period, as set forth in the applicable legal provisions, and may be renewed at the end of each period. Below is a table summarizing registered trademarks and/or applications filed by us for the registration of trademarks in its name:

UK trademarks:

Mark Text:	Mark Type:	Classes:	Date Of Registration	Registration Number	Status	Country Of Registration	Expiration Date
Roshield	Word	21	10 November 2016	UK00003196079	Registered	U.K.	10 November 2026
Roshield	Word	5	03 September 2018	UK00003335656	Registered	U.K.	03 September 2028
Entopest	Word	5, 9, 21	22 November 2016	UK00003198146	Registered	U.K.	22 November 2026
Rempro	Word	2	09 March 2017	UK00003217701	Registered	U.K.	09 March 2027
Birdgo	Word	6, 19	24 March 2017	UK00003220935	Registered	U.K.	24 March 2027
ProPest / PROPEST	Word	5, 21	03 September 2018	UK00003335673	Registered	U.K.	03 September 2028
PestPro / PESTPRO	Word	5, 21	28 September 2018	UK00003341769	Registered	U.K.	28 September 2028

The following registered trademarks are registered by Fort but are no longer used:

Topperama	Word	16, 20	03 March 2017	UK00003216484	Registered	U.K.	03 March 2027
Dr Grögels	Word	20	09 March 2017	UK00003217694	Registered	U.K.	09 March 2027
seahaven	Word	5	09 March 2017	UK00003217705	Registered	U.K.	09 March 2027
Seaheaven	Word	5	20 March 2017	UK00003219721	Registered	U.K.	20 March 2027

EU Trademarks:

Mark Text:	Mark Type:	Classes:	Date Of Registration	Registration Number	Status	Country Of Registration	Expiration Date
Roshield	Word	5, 21	11 December 2020	018292580	Registered	U.K., EU	19 August 2030
Entopest	Word	5, 21	08 January 2021	018306563	Registered	U.K., EU	13 September 2030

Domain Names

Below is a summary of domain names held by us:

Domain Name	Host
birdgo.co.uk	Heart Internet (Domain Parking), Hostinger (Website Hosting)
entopest.co.uk	Heart Internet (Domain Parking), Hostinger (Website Hosting)
fortproducts.co.uk	Heart Internet (Domain Parking), Hostinger (Website Hosting)
meshventcover.co.uk	Heart Internet (Domain Parking), Hostinger (Website Hosting)
mothremoval.co.uk	Heart Internet (Domain Parking), Hostinger (Website Hosting)
propest.co.uk	Heart Internet (Domain Parking), Hostinger (Website Hosting)
rempro.co.uk	Heart Internet (Domain Parking), Hostinger (Website Hosting)
roshield.co.uk	Heart Internet (Domain Parking), Hostinger (Website Hosting)
solarpanelmesh.co.uk	Heart Internet (Domain Parking), Hostinger (Website Hosting)
Fortserver.co.uk	Heart Internet (Domain Parking), Hostinger (Image Server Hosting)

Domain Name	Host
bristlestrips.co.uk	Heart Internet (Domain Parking)
flyzappers.co.uk	Heart Internet (Domain Parking)
fortpro.co.uk	Heart Internet (Domain Parking)
fortproduct.co.uk	Heart Internet (Domain Parking)
thepestshop.co.uk	Heart Internet (Domain Parking)
cdavies.co.uk	Heart Internet (Domain Parking)
hailshampestcontrol.co.uk	Heart Internet (Domain Parking)
seagullrescue.com	Heart Internet (Domain Parking)
seahavengroup.co.uk	Heart Internet (Domain Parking)
ukbirdcontrol.co.uk	Heart Internet (Domain Parking)
mothstop.co.uk	Heart Internet (Domain Parking)

Competition

The pest control and e-commerce markets are a highly competitive environment. Our competitive landscape primarily consists pest control products and service providers.

Our competitors include Bayer AG (Germany), Corteva Agriscience (US), BASF SE (Germany), Sumitomo Chemical Co. Ltd. (Japan), Syngenta AG (Switzerland), Rentokil Initial plc (UK), Anticimex (Sweden), Rollins, Inc. (US), ATGC Biotech Pvt Ltd. (India), Ecolab Inc. (US), FMC Corporation (US), De Sangosse (France), Bell Laboratories (US), PelGar International (UK), Arrow Exterminators (US), Asante (Japan) and Sanix (Brazil).

Despite the seemingly harsh competitive landscape, we believe that our technology and experience enable us to successfully compete and achieve our financial goals.

We believe that our competitive advantages include:

●	Senior and experienced management team;

●	Strength of our brands;

●	Strong logistical capabilities, using sophisticated BI tools to optimize the supply chain management; and

●	Price advantage over most competitors.

Procurement Process, New Products, Third-Party Manufacturing and Logistics

We utilize a white-label strategy to source and distribute high-quality rodent and pest repellent products, partnering with third-party manufacturers in China, the U.K., and Italy.

During the year ended December 31, 2025, we sourced approximately 47% and 53% of our products from China and the U.K., respectively, which reflect purchases of finished goods and not reflect changes in inventory balances. Most products that are purchased from China can be also manufactured and purchased from manufacturers and suppliers in the U.K. These trusted manufacturers produce products according to our precise specifications, including formulation, packaging, and branding. The decrease in the proportion of purchases from China during 2025 reflects our inventory replenishment strategy. During the year ended December 31, 2023, all inventories were purchased from local suppliers in the U.K. During the year ended December 31, 2024, we started sourcing inventories from Chinese suppliers to build inventory levels to support growth while maintaining product availability. During year ended December 31, 2025, as inventory levels stabilized, we reduced overall purchasing volumes from certain countries, including from China, compared to year end December 31, 2024, and shifted a portion of replenishment to U.K. suppliers to shorten lead times.

By rebranding these products under our own label, we offer an efficient solution to bring effective pest control products to market without the need for direct investment in manufacturing or research and development. The diverse manufacturing capabilities across these regions allow us to provide both cost effective options from China and Europe, ensuring a competitive edge across global markets. We receive key components, including boxes, traps, and pesticides, which are then assembled in our U.K.- based warehouses. The boxes and traps are primarily sourced from suppliers in China or from local suppliers specific to each country of operation. The pesticide is sourced from local suppliers within the U.K.

We do not have formal manufacturing agreements with our suppliers. Instead, we source our products from third-party manufacturers based on predetermined price lists and purchase orders issued from time to time. These arrangements are non-exclusive, and the manufacturers are generally free to manufacture or supply similar products to other customers. Products sourced from these manufacturers are subject to our customary quality control and inspection procedures prior to shipment. We may discontinue sourcing from any manufacturer at any time without penalty, subject to any outstanding purchase orders. We have established working relationships with our suppliers and believe that our current sourcing arrangements provide adequate flexibility and stability for our supply needs.

We are developing new methods to streamline sales, such as our recently-launched AI-based mobile application to identify the correct type of pesticide required for a pest, and directing the customer to Fort’s website to purchase the pesticide. In addition, we are considering enabling payments for our products by cryptocurrencies such as bitcoin. These methods are still under development and have not been deployed as at the date of this registration statement.

As of the date of this registration statement, we have two warehouses in the United Kingdom, which streamline distribution and improve order fulfillment efficiency within key European markets for our products that we sell using the FBM model. In addition, the FBA model allows us to store our products in Amazon’s warehouses, where they handle picking, packing, shipping, and customer service. To ensure smooth operations and avoid stockouts, we maintain sufficient inventory levels at Amazon’s fulfillment centers.

Marketing, Distribution Methods and Sales

We believe our marketing expenses are lower and more efficient than our competitors since we are only engaged with well established brands that are already familiar to many of our customers and potential customers on Amazon. In addition, we expect to hire managers to handle our digital marketing and advertising efforts.

With respect to distribution, we see logistics as a main and important consideration and we prioritize creating an effective and efficient distribution channel. Every product opportunity that we encounter will be handled with strong and efficient logistical tools and no opportunity will be left out due to lack of logistical capabilities or low profitability. Furthermore, we plan to own warehouses in the future in lieu of relying on Amazon or other third-party warehouses, which would improve our distribution channel.

Our sales phase, as further described above, is the third phase after a deep analysis is conducted by our software, identification and procurement process. Using the most advanced software, provides us with all the data needed to launch and to operate our Amazon brands in the highest levels. We believe that this knowledge will bring significant competitive advantages for our products. Our spending and approach on advertising is aimed to be as low as possible given the resources we spent prior to the actual sale on selecting the different products depending on the life cycle of products on our platform.

We also use promotions to drive sales. From time to time, mainly when launching a new product, the Company uses promotional pricing and marketing programs, including limited-duration seasonal promotions conducted through third-party e-commerce platforms such as Amazon, to increase product visibility, stimulate customer demand and manage inventory levels. These promotions may include PPC (Pay-Per-Click), temporary price reductions, participation in platform-sponsored promotional events, and targeted marketing campaigns.

The Company evaluates the use of promotional pricing on a periodic basis and seeks to balance the benefits of increased sales volume and market penetration against the potential impact on profitability. There can be no assurance that these promotional activities will result in sustained increases in demand, improved long-term customer retention or overall profitability.

Government Regulation and Product Approval

We do not anticipate any significant problems in obtaining future required licenses, permits or approvals that are necessary to expand our business.

Certain of our products are subject to comprehensive regulation regulatory agencies that relates to, among other things, product approvals, product registrations, manufacturing, import, export, distribution, marketing and promotion, labeling, recordkeeping, testing, quality, storage, product disposal and environmental compliance for the pest control industry. In addition, we are subject to additional laws relating to the processing of payments, consumer protection, the privacy of consumer information and other laws regarding unfair and deceptive trade practices.

The Company does not intend to seek regulatory approval for its poison-containing products directly. Instead, the Company’s business model is to work with local suppliers or manufacturers that already hold the required regulatory approvals for products that require such approvals, primarily poison products. In jurisdictions where applicable regulations classify certain products as poisons or otherwise subject to regulatory oversight, the Company expects that any required approvals, registrations, licenses, or permits will be obtained and maintained by its local suppliers or manufacturers rather than by the Company itself. Under this model, the Company expects that its suppliers or manufacturers will be responsible for compliance with applicable regulatory requirements relating to the manufacture, formulation, labeling, registration, and permitted uses of such products in the relevant jurisdictions. Regulatory requirements applicable to such products may vary by jurisdiction and may change over time, and the Company’s ability to market or distribute its products may depend, in part, on the continued compliance of its suppliers or manufacturers with applicable laws and regulations.

As necessary, our carriers impose additional restrictions on dangerous products. Our carriers require compliance with international air regulations, such as the International Air Transport Association (IATA) Dangerous Goods Regulations.

As required by applicable law, we list and register our products with the appropriate governmental authorities and obtain necessary authorizations and approvals therefrom. We require that our foreign and domestic facilities engaged in manufacturing, processing, packing, or warehousing submit additional registration information, such as good manufacturing practice (GMP) and other related quality management requirements. We request certificates and clearances as proof of compliance with the existing laws and regulations. We also declare, certify and conduct testing in reputable or accredited testing laboratories. For some products, we set out written warranties in compliance with the mandatory requirements of the Magnuson-Moss Warranty Act.

Some chemicals pose perceived or real risks to the environment and human health. We require our products that contain chemicals regulated by the EPA to comply with certification reporting and other requirements of imposed by the EPA. Products with emission standards for formaldehyde from wood products are compliant with EPA and California Air Resources Board (CARB).

Moreover, on March 2021, we received an update from Amazon regarding a new EPA regulation. Following the new EPA regulation, Amazon categorized one of our products as a pesticide product. Amazon requires that pesticide products be filed with evidence of an EPA registration number and/or EPA establishment number or certification that the product is exempt from EPA regulation, otherwise the existing listing (of the product) may be subject to removal. The revenue from the sale of these products is immaterial to the Company and the Company does not currently expect to continue to sell such products on Amazon unless they can be sold absent these restrictions and will instead look to sell such products outside of Amazon.

We do not estimate any significant capital expenditures for environmental control matters either in the current fiscal year or in the near future.

Although we have not suffered any material restriction from doing business in the past due to government regulation, legal issues with potential implications may arise in the future as we expand our business.

From time to time, we dispose of obsolete inventory, which is disposed of or destroyed in compliance with applicable laws and regulations, such as extended producer responsibility (EPR) or product stewardship legislation.

Regulations Relating to Environmental Protection

Compliance with local environmental regulations is crucial in the pest control industry, as products must meet specific standards to ensure safety and minimize ecological impact. While the capital or competitive impact of these regulations is typically minimal, the rejection of a product in a new jurisdiction or changes in environmental regulations within existing markets could significantly affect growth and competitive positioning. Strict regulations or delays in product approval could hinder market expansion, while regulatory changes may require costly product modifications or adaptations, impacting profitability and time-to-market. Therefore, staying informed and compliant with evolving environmental standards is essential for Fort to maintain its competitiveness and ensure sustainable growth.

Europe

The pest control products sold by us are subject to local environmental regulations, mainly with respect to pest control products containing poisons which require licenses in each individual country of sale. As such, we sell our products using local licensed poison suppliers in each country. If we are unable to engage a licensed supplier of the active ingredient in our pest control products in a country in which it wishes to sell its poison products, we will not be able to sell its pest control products there.

Registration, Evaluation and Authorization of Chemicals

The European Union has enacted a regulatory framework for the Registration, Evaluation and Authorization of Chemicals, or REACH, which aims to manage chemical safety risks. REACH established a European Chemicals Agency in Helsinki, Finland, which is responsible for evaluating data to determine hazards and risks and to manage this program for authorizing chemicals for sale and distribution in Europe. We met all REACH registration requirements. To help manage this program, we have been simplifying our product lines and working with chemical suppliers to comply with registration requirements.

Biocidal Products Regulation

The European Union’s Biocidal Products Regulation (EU) No 528/2012, or EU BPR, requires that biocidal product to be authorized by the European Chemicals Agency before it can be marketed or used in the European Union.

United Kingdom

In the United Kingdom, biocidal products are regulated under the U.K.’s Biocidal Products Regulation, or UK BPR, managed by the Health and Safety Executive (HSE), and such products be authorized before they can be marketed or used in the United Kingdom. All active substances and biocidal products must be separately approved or authorized under the UK BPR. Labels must comply with U.K. classification, labelling and packaging of chemicals regulations and be in English, and companies must follow distinct procedures for marketing in Great Britain versus Northern Ireland, which still follows the EU BPR.

France

In France, biocidal products must be authorized under the EU BPR and notified or approved by ANSES (the French regulatory authority) before being placed on the market. Product labels and safety data sheets must be in French and include country-specific warnings or use instructions. Some products may be restricted to professional use only, and France often imposes stricter environmental and public health requirements than the EU baseline.

Germany

In Germany, biocidal products are regulated under the EU BPR and must also be notified to the Federal Institute for Occupational Safety and Health (BAuA) before being marketed in Germany. Labels and safety data sheets must be in German, and additional environmental risk assessments may be required by the Federal Environment Agency (UBA), especially for products like rodenticides. Local state authorities oversee enforcement, including market surveillance and inspections.

China

China has adopted extensive environmental laws and regulations with national and local standards for emissions control, discharge of wastewater and storage and transportation, treatment and disposal of waste materials. At the national level, the relevant environmental protection laws and regulations include the Chinese Environmental Protection Law, the Chinese Law on the Prevention and Control of Air Pollution, the Chinese Law on the Prevention and Control of Water Pollution, the Chinese Law on the Promotion of Clean Production, the Chinese Law on the Prevention and Control of Noise Pollution, the Chinese Law on the Prevention and Control of Solid Waste Pollution, the Chinese Recycling Economy Promotion Law, the Chinese Law on Environmental Impact Assessment, the Administrative Regulations on the Levy and Use of Discharge Fees and the Measures for the Administration of the Charging Rates for Pollutant Discharge Fees. In recent years, the Chinese Government has introduced a series of new policies designed to generally promote the protection of the environment. For instance, on November 10, 2016, the General Office of the State Council has released the Implementing Plan for the Permit System for Controlling the Discharge of Pollutants, or the Plan. The Plan proposes the need of instituting a system for enterprises and public institutions to control their respective total amount of pollutants discharged, which shall be connected with the environmental impact assessment system organically. The Plan also stipulates that it is necessary to regulate the orderly issuance of pollutant discharge permits, to make a name list to manage the permission of pollutant discharge, to promote the administration of such permission system per industry and to impose severer administration and control over enterprises and public institutions located at such places where environment quality fails to reach relevant standards. Furthermore, the Plan requires that a national pollutant discharge permit management information platform shall be established by 2017 to strengthen the information disclosure and social supervision.

United States

Pest control products that contain poisonous or otherwise regulated active ingredients are subject to extensive governmental regulation in the United States. In particular, the U.S. Environmental Protection Agency (the “EPA”) regulates the registration, labeling, advertising, promotion, distribution and sale of pest control products under the Federal Insecticide, Fungicide, and Rodenticide Act (“FIFRA”) and related federal and state laws.

Under this regulatory framework, pest control products may generally be marketed or promoted only for uses that have been approved by the EPA and that are consistent with the product’s approved labeling. Advertising and promotional activities relating to such products are subject to strict regulatory standards and may be reviewed by the EPA, applicable state regulatory agencies, and other governmental authorities. Promotion of pest control products for unapproved or off-label uses may give rise to enforcement actions, inquiries or investigations, and may result in civil, criminal and/or administrative penalties under applicable law.

In addition, federal and state environmental laws and regulations impose requirements relating to product registration, labeling, reporting, recordkeeping and distribution of pest control products. These requirements may vary by jurisdiction and are subject to change. Compliance with applicable regulatory requirements may involve administrative processes and may increase costs or result in delays in the commercialization or distribution of pest control products. Governmental authorities may seek injunctive relief or other remedies to enforce compliance with applicable environmental and pesticide-related laws and regulations.

Regulations Relating to Data Privacy and Security

Regulations, legislation or self-regulation relating to privacy, data collection and protection, e-commerce and internet advertising (including, behavioral advertising) and uncertainties regarding the application or interpretation of existing or newly adopted laws and regulations, could harm our business and subject us to significant legal liability for non-compliance. Our ability to either collect or use data could be restricted by new laws or regulations.

Our business is conducted through the internet and therefore, among other things, we are subject to the laws and regulations that apply to e-commerce and online businesses around the world. These laws and regulations are becoming more prevalent in the United States, Europe, Israel and elsewhere and may impede the growth our services. These regulations and laws may cover privacy, data collection and protection, location of data storage and processing, cybersecurity, e-commerce, content, use of “cookies”, pricing, advertising, marketing, distribution of products, consumer protection, taxation and online payment services.

For example, we collect, use, maintain and otherwise process certain data about consumers of our products, partners, candidates and employees, consultants, and leads. Our ability to collect, use, maintain or otherwise process personal data has been, and could be further, restricted by existing and new laws and regulations relating to privacy and data collection and protection. In addition, some countries are considering or have enacted legislation requiring local storage and processing of data that could increase the cost and complexity of delivering our services.

If we were found in violation of any applicable laws or regulations relating to privacy, data protection, or security, in any jurisdiction, including in jurisdictions where we operate remotely (such as by selling to shoppers residing in such jurisdictions), our business may be materially and adversely affected and we would be liable for any damages and regulatory fines and would likely have to change our business practices. In addition, these laws and regulations could impose significant costs on us and could constrain our ability to use and process data in manners that may be commercially desirable.

While it is generally the laws of the jurisdiction in which a business is located that apply, there is a risk that data protection regulators of other countries may seek jurisdiction over our remotely activities in locations in which we process data or serve shoppers but do not have an operating entity. Where the local data protection and privacy laws of a jurisdiction apply, we may be required to register our operations in that jurisdiction or make changes to our business so that shopper data is only collected and processed in accordance with applicable local law. In addition, because our services are accessible worldwide, certain foreign jurisdictions may claim that we are required to comply with their privacy and data protection laws, including jurisdictions where we have no local entity, employees or infrastructure. In such cases, we may require additional legal review and resources to ensure compliance with any applicable privacy or data protection laws and regulations. In addition, in many jurisdictions there may in the future be new legislation that may affect our business and require additional legal review.

We also expect that there will continue to be new laws, regulations, and industry standards concerning privacy, data protection, and information security proposed and enacted in various jurisdictions. For example, in the European Economic Area, or the EEA, we are subject to the GDPR, which imposes stringent operational requirements regarding, among others, data use, sharing and processing, data breach notifications, data subject rights, documentation, and cross-border data transfers for EEA entities as well as non-EEA entities that offer goods or services to, or monitor, individuals in the EEA. Failure to comply with the GDPR could result in penalties for noncompliance (including possible fines of up to the greater of €20 million and 4% of our global annual turnover for the preceding financial year for especially severe violations, as well as the right to compensation for financial or non-financial damages claimed by individuals under Article 82 of the GDPR).

In addition to the GDPR, we are subject to the United Kingdom’s Data Protection Act of 2018, or the U.K. GDPR, that imposes obligations and penalties similar to the GDPR including fines up to the greater of £17.5 million or 4% of global turnover. EEA and U.K. privacy laws are constantly developing, including through case law and regulatory guidance, which increases our compliance costs and regulatory exposure.

In the EEA and the U.K. under national laws, derived from the Directive 2002/58 on Privacy and Electronic Communications, or the ePrivacy Directive, informed and freely given consent is required for the placement of cookies and similar technologies on shoppers’ devices, website users and imposes restrictions on electronic marketing, subject to some exemptions. The GDPR and U.K. regime also impose conditions on obtaining valid consent for cookies, such as a prohibition on pre-checked consents. Recent European court and regulatory decisions are driving increased attention to cookies and tracking technologies, which could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities.

Additionally, we are or may soon be subject to the CCPA, as amended by the California Privacy Rights Act, which came into effect on January 1, 2020 and, imposes heightened transparency obligations, adds restrictions on the “sale” or “share” of personal information (which it defines broadly), and creates new data privacy rights for California residents and carries significant enforcement penalties for non-compliance. The California Attorney General enforces the CCPA and can seek an injunction and civil penalties up to $7,500 per intentional violation and $2,500 per other violation. The CCPA also provides California consumers a private right of action for certain data breaches where they can recover up to $750 per incident, per consumer or actual damages, whichever is greater, and which is expected to increase data breach litigation. The CCPA may require us to modify our data practices and policies and to incur substantial costs and expenses in order to comply. Additional U.S. states have implemented, or are in the process of implementing, similar new laws or regulation (for example, the VCDPA that went into effect on January 1, 2023; the CPA, which went into effect on July 1, 2023; the CDPA, which went into effect on July 1, 2023; the UCPA, which went into effect on December 31, 2023; and most recently the DPDPA; the ICDPA; the NCDPA; and the NHPA, all of which came into effect on January 1, 2025, as well as the NJDPA which came into effect on January 15, 2025. Over the course of 2025 similar laws imposing new privacy rights and obligations will come into effect, including the Tennessee Information Protection Act on July 1, 2025; the Minnesota Consumer Data Privacy Act on July 31, 2025; and the Maryland Online Data Privacy Act on October. 1, 2025. Further, laws in all 50 states require companies to provide notice to consumers whose personal information has been disclosed or subject to unauthorized access as a result of a data breach. More generally, some observers have noted the trend toward more stringent privacy legislation and judicial action in the US, including similar laws and decisions in other U.S. states and a potential federal privacy law, all of which could increase our potential liability and adversely affect our business.

In addition, we are also subject to the Israeli Privacy Protection Law, 1981, or the Israeli Privacy Law, and its regulations, including but not limited to the Israeli Privacy Protection Regulations (Data Security) 2017, or the Data Security Regulations, that impose obligations with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed and secured, as well as the guidelines of the Israeli Privacy Protection Authority. In addition, in 2023, the Privacy Protection Regulations (Provisions Regarding Information Transferred to Israel from the European Economic Area), 2023 were enacted and consequently provide, in certain cases, additional rights to data subjects from the EEA and Israel. In this respect, the Israeli Privacy Law and its Regulations including the Data Security Regulations may require us to adjust our data protection and data security practices, information security measures, certain organizational procedures, applicable positions (such as an information security manager) and other technical and organizational security measures. Failure to comply with the Israeli Privacy Law, its regulations and guidelines issued by the Privacy Protection Authority, may expose us to enforcement actions, administrative fines and penalties, litigation (including class actions) and in certain cases criminal liability.

Furthermore, on August 5, 2024, the Israeli parliament approved Amendment 13 to the Israeli Privacy Protection Law 1981, which will come into effect on August 14, 2025, or the Amendment. This Amendment enhances data security requirements, expands enforcement powers for the Privacy Protection Authority, introduces guidance for data transfers and imposes additional obligations on organizations handling personal data. The consequences of implementing the requirements under the Amendment could lead to substantial costs, require significant system changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. In addition, to the extent that any administrative supervision procedure is initiated by the Israeli Privacy Protection Authority that reveals certain irregularities with respect to our compliance with the Israeli Privacy Law, in addition to our exposure to administrative fines, civil claims (including class actions) and in certain cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs.

We rely on information technology systems to operate and manage our business and to process, maintain, and safeguard information, including information related to our users, clients, partners, and personnel. This information is stored and managed within our internal information technology infrastructure or, in certain instances, on platforms maintained by third-party service providers. These systems, whether operated internally or externally, may be subject to breaches, failures, or disruptions as a result of, among other things, cyber-attacks, computer viruses, physical security breaches, natural disasters, accidents, power disruptions, telecommunications failures, new system implementations, or acts of terrorism or war. In the current environment, there are numerous and evolving risks to cybersecurity, data and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological errors. High-profile security breaches at other companies and in government agencies have increased in frequency and sophistication in recent years. Moreover, geopolitical tensions, particularly the Hamas-Israel and the Russia-Ukraine conflicts, have contributed to a surge in cyber-attacks targeting Israeli companies and products globally, posing a threat to critical infrastructure.

Any failure or perceived failure by our subsidiaries or by us to comply with our posted privacy policies, cookies policies, our privacy-related obligations to users or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or data security may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, other obligations, and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our e-commerce platforms and websites. Further, public scrutiny of, or complaints about, technology and e-commerce platform companies or their data handling or data protection practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny of technology and e-commerce platform companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

In Europe, the EU AI Act entered into force on February 2, 2025, with different provisions becoming gradually applicable on different dates. The EU AI Act applies to companies that develop, use and/or provide AI in the EU and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy and general-purpose AI models. Furthermore, it includes fines of the higher of €35,000,000 or up to 7 percent of a company’s total worldwide annual turnover for non-compliance with prohibited AI practices, or the higher of €7,500,000 or up to 1 percent of a company’s total worldwide annual turnover for the supply of incorrect, incomplete, or misleading information to notified bodies and national competent authorities in certain contexts. In addition, on September 28, 2022, the European Commission proposed two Directives seeking to establish a harmonized civil liability regime for AI in the EU, in order to facilitate civil claims in respect of harm caused by AI and to include AI-enabled products within the scope of the EU’s existing strict liability regime. The cost of complying with such laws or regulations could be significant and could increase our operating expenses, require technical changes, development and implementations, which could adversely affect our business, financial condition and results of operations.

Recent Developments

Fort Technology Inc. Share Purchase Agreement

On February 6, 2025, the Company entered into the Share Purchase Agreement with Nexera Technologies Ltd., a company incorporated under the laws of the State of Israel, and Fort Products Limited, a wholly-owned U.K.-based subsidiary of Nexera, pursuant to which, on the terms and subject to the conditions of the Share Purchase Agreement, Nexera sold all of the issued and outstanding shares of Fort UK to us. The Acquisition closed on July 7, 2025. In connection with the consummation of Acquisition, we changed our name from “Impact Acquisitions Corp.” to “Fort Technology Inc.”. Pursuant to the Share Purchase Agreement, among other things, Nexera sold to us, all of the issued and outstanding common shares of Fort UK, in consideration for 7,142,857 of our common shares and up to an additional 4,714,287 contingent right shares, each entitling the holding thereof to acquire one of our common shares for no additional consideration upon the achievement of certain pre-determined milestones, or the Contingent Right Shares, each at a deemed price per share of CAD 1.198722, representing a post-closing equity interest in us of 75.02%. The Acquisition was based on a total value of us of approximately CAD 4.8 million (approximately $3.4 million) (considering its cash position of at least CAD 700,000 (approximately $486,330), after transaction costs) and a total valuation ascribed to Fort of approximately CAD 17.1 million (approximately $12 million).

Pursuant to the Share Purchase Agreement, upon the achievement of certain milestones, the Contingent Right Shares will be issued to Nexera as follows: (i) 1,571,429 common shares of the Company will be issued upon the completion of a transaction resulting in the listing of the Company’s securities on the New York Stock Exchange or the Nasdaq Stock Market LLC, or another transaction resulting in the issuance of shares listed on a U.S. national securities exchange, to shareholders of the Company in exchange for their common shares of the Company, if such transaction is completed within 24 months from the date of closing of the transaction pursuant to the Share Purchase Agreement; (ii) 1,571,429 common shares of the Company will be issued upon the successful capital raising by the Company, within 48 months of the closing date of the transaction pursuant to the Share Purchase Agreement in equity and/or debt financing, an aggregate of $8 million or more; and (iii) 1,571,429 common shares of the Company will be issued upon the Company reaching annual revenues of a minimum of $15 million by December 31, 2028, as reflected in the Company’s audited financial statements for such periods.

C.	Organizational Structure

Our organizational chart upon the effectiveness of the listing of our common shares on Nasdaq will be as follows:

Pursuant to the Share Purchase Agreement, among other things, Nexera sold to us, all of the issued and outstanding common shares of Fort UK, in consideration for 7,142,857 of our common shares and up to an additional 4,714,287 contingent right shares, each entitling the holding thereof to acquire one of our common shares for no additional consideration upon the achievement of certain pre-determined milestones. Upon the effectiveness of the listing of our common shares on Nasdaq, Jeff’s Brands will hold 70.94% of our issued and outstanding share capital.

D.	Property, Plant and Equipment

Our registered offices and principal executive offices are located at 325 Front Street West, 2nd Floor, Toronto, Ontario, M5V 2Y1, Canada.

We also lease two warehouse facilities in the U.K. The first warehouse is approximately 4,667 square feet. The original lease agreement expired on February 23, 2025, but we continue to occupy the premises by mutual agreement with the leasers, until a new negotiated agreement is signed. The annual rent as of December 31, 2025 was £29,946 (approximately $40,507). On January 28, 2026, we signed a new lease agreement, the annual rent as of January 28, 2026 is £44,000 (approximately $59,500). The second warehouse is approximately 10,638 square feet, which Fort leases under a lease agreement effective as July 1, 2024, for a fixed five-year term with no early termination option. The annual rent as of December 31, 2025 was £52,000 (approximately $70,400).

We believe that all of our facilities are adequate for our current operations and provide sufficient capacity to support our anticipated growth in the foreseeable future.

We have contracts with third party warehouses in one location in the United Kingdom, one location in Italy. These facilities are used for storage of the products prior to the shipment of our products to Amazon’s warehouses.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

You should read the following discussion in conjunction with our audited consolidated financial statements including the related notes thereto, beginning on page F-1 of this registration statement. In addition to historical information, this discussion contains forward-looking statements that involve risks and uncertainties. You should read the sections of this registration statement titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of the factors that could cause our actual results to differ materially from our expectations.

Overview

We are an e-commerce CPG company focused on the assembly and sale of pest control products via the Amazon Marketplace utilizing the FBA and the FBM models. As at the date of this registration statement, we sell our products in the U.K., France, Germany, and other countries in Europe and we plan to sell our products in the U.S. in the future.

We utilize internal methodologies to analyze sales data and patterns on Amazon in order to identify existing stores, niches and products that have the potential for development and growth, as well as maximizing sales of its existing proprietary products. We also use our own experience, know-how and profound familiarity with Amazon’s algorithm and the tools available through the FBA platform. In some circumstances we improve and scale products that we identify as having commercial potential.

The Company, being Fort Technology Inc. (then known as Impact Acquisitions Corp.), was incorporated pursuant to the provisions of the BCBCA on December 5, 2019. The Company was continued from the Province of British Columbia into the Province of Ontario pursuant to applicable provincial corporate laws, effective as of April 30, 2026, and now exists under the laws of Ontario pursuant to the OBCA. Prior to the completion of the Share Purchase Agreement described below on July 7, 2025, the Company was a Capital Pool Company within the meaning of the policies of the TSX Venture Exchange. A Capital Pool Company is a company with no assets other than cash and no commercial operations. A Capital Pool Company uses its funds to seek out an investment opportunity. Following the Company’s acquisition of Fort Products Limited in July 2025, which was a qualifying transaction under the policies of the TSX Venture Exchange, the Company ceased being a Capital Pool Company. The Company’s common shares are listed on the TSXV under the symbol “FORT.V” and commenced trading after its qualifying transaction with Fort Products Limited on July 10, 2025.

The Company’s wholly-owned subsidiary, Fort Products Limited, was incorporated under the laws of England and Wales on November 25, 2005, under the name Sussex P C S Limited, to become manufacturer and seller specializing in a range of amateur and professional products for the pest control and remedial repair industry. In January 2020, Sussex P C S Limited changed the company name to Fort Products Limited and since then operated an e-commerce platform, mainly through Amazon marketplace.

On March 9, 2023, Fort Products Limited was acquired by Nexera Technologies Ltd, a company incorporated in Israel and listed on the Nasdaq Capital Market under the symbol “NEXR”. Prior to the acquisition by Nexera, Fort Products Limited sold its products primarily in the UK. Since 2024, Fort Products Limited has expanded its sales to additional Amazon marketplaces in Europe, such as France, Germany, Italy, and other European countries, and we plan to expand into Amazon.com in the U.S. in the future, subject to receipt of applicable regulatory approvals.

Recent Transactions

Fort Technology Inc. Share Purchase Agreement

On February 6, 2025, the Company entered into the Share Purchase Agreement with Nexera Technologies Ltd. and Fort Products Limited, pursuant to which, on the terms and subject to the conditions of the Share Purchase Agreement, Nexera sold all of the issued and outstanding shares of Fort Products Limited to us. The Acquisition closed on July 7, 2025. In connection with the consummation of Acquisition, we changed its name from “Impact Acquisitions Corp.” to “Fort Technology Inc.”. Pursuant to the Share Purchase Agreement, among other things, Nexera sold to us, all of the issued and outstanding common shares of Fort UK, in consideration for 7,142,857 of our common shares and up to an additional 4,714,287 contingent right shares, each entitling the holding thereof to acquire one of our common shares for no additional consideration upon the achievement of certain pre-determined milestones, representing a post-closing equity interest in us of 75.02%. Upon the effectiveness of the listing of our common shares on Nasdaq. 1,571,429 common shares, representing contingent right shares pursuant to the Share Purchase Agreement will be issued to Nexera as the achievement of one of the milestones. See “Item 4B. Business Overview – Recent Developments – Impact Share Purchase Agreement” above for further information.

August 2025 Private Placement

On August 21, 2025, the Company closed a non-brokered private placement (the “August 2025 Private Placement”) of convertible debentures (the “August 2025 Convertible Debentures”) at a price of $1,452 per August 2025 Convertible Debenture for gross proceeds of $3,630,513. The August 2025 Convertible Debentures will mature on August 21, 2027, and bear interest at 10% per annum, payable quarterly with the first payment being for the period from August 21, 2025 to September 30, 2025. At the option of the holder, the principal amount of the August 2025 Convertible Debentures is convertible into units (each a, “August 2025 Unit”), at any time from August 21, 2025 until August 21, 2027 at a price equal to $1.862 per August 2025 Unit (the “August 2025 Conversion Price”). Each August 2025 Unit is comprised of one common share and one common share purchase warrant of the Company (the “August 2025 Warrants”). Each August 2025 Warrant will entitle the holder thereof to acquire one additional common share at an exercise price of $1.862 per common share until August 21, 2030.

On December 31, 2025, we received irrevocable conversion notices from the holders of our August 2025 Convertible Debentures pursuant to which, immediately following the effectiveness of the listing of our common shares on Nasdaq, an aggregate principal amount of US $3,630,513 of the August 2025 Convertible Debentures then outstanding will be automatically converted into 1,949,794 August 2025 Units at the August 2025 Conversion Price.

The August 2025 Convertible Debentures, and the securities issuable upon conversion of the August 2025 Convertible Debentures, were subject to a holding period until December 22, 2025, in compliance with applicable Canadian securities laws and the rules of the TSXV. The net proceeds from the August 2025 Private Placement were used for general working capital requirements and a loan investment. For additional information, see “EEH Loan” below.

The Company engaged two advisors (the “Advisors”) in connection with the August 2025 Private Placement. In consideration for the services provided by the Advisors, the Company paid to the Advisors an aggregate of $155,074 and issued to the Advisors 128,861 common share at a price of $1.862 per common share. Nexera acquired an aggregate of 1,100 August 2025 Convertible Debentures for gross proceeds of $1,597,653, representing approximately 858,031 common shares on conversion of the August 2025 Convertible Debentures. Mr. Asaf Itzhaik, a director of the Company, acquired an aggregate of 65 Convertible Debentures for gross proceeds of $94,437, representing approximately 50,718 common shares on conversion of the August 2025 Convertible Debentures.

EEH Loan

On August 8, 2025, the Company entered into a loan agreement with EEH Ventures Limited (“EEH”), which was amended on January 13, 2026 (as amended, the “Loan Agreement”), for a loan of £2,000,000 (the “Loan”). The Loan accrues interest at a rate of 7.5% per annum, calculated on a simple interest basis. EEH is required to repay the Loan, including all interest payable, within three years from the date of the Loan Agreement. The Company will have the right, but not the obligation, to convert the outstanding principal amount and all interest accrued on the Loan into 100% of the share capital of Wigan Topco Limited (“Wigan”) owned by EEH, which constitutes 35.8% of the outstanding share capital of Wigan. The Loan was initially convertible into shares of EEH and the January 2026 amendment modified the conversion feature such that the Loan is now convertible into shares of Wigan, which we believe is an attractive commercial opportunity, better aligned with our strategic objectives and is intended to enhance the potential economic value and strategic flexibility of our investment via the extension of the Loan. Pursuant to the Loan Agreement, Oxford Road Investments Limited (“Oxford”), an arm’s length third party company incorporated under the laws of England and Wales operating a business as an owner of an office building in London, United Kingdom and a subsidiary of EEH, granted the Company a charge over any and all funds, receivables, or other monetary recoveries received by Oxford from the sale, refinancing, or other disposition of its assets or undertakings, remaining after (i) full and final repayment of all amounts (including principal, interest, fees, and costs) owed to a senior lender of Oxford and (ii) payment of any other amounts required by law to have priority over our security. The Company and Oxford entered into a guaranty letter dated August 15, 2025.

Nexera Loan

On February 5, 2026, we entered into a loan agreement with Nexera, as amended on April 23, 2026, pursuant to which Nexera agreed to make available to us a loan of up to $450,000 (the “Nexera Loan”). The Nexera Loan bears interest at a rate of 14% per annum, calculated on a simple interest basis, and are repayable, together with all accrued and unpaid interest, on or before December 31, 2027. We may elect to repay the loan, in whole or in part, at any time without penalty, premium, or any additional fee or payment. As of the date hereof, the outstanding principal amount is $225,000.

Loan from institutional investor

On April 9, 2026, we entered into a loan agreement with an institutional investor pursuant to which the institutional investor agreed to make available to us a loan of up to $450,000. The loan bears interest at a rate of 10% per annum, calculated on a simple interest basis, and are repayable, together with all accrued and unpaid interest, on or before December 31, 2027. We may elect to repay the loan, in whole or in part, at any time without penalty, premium, or any additional fee or payment. As of the date hereof, the outstanding principal amount is $100,000.

Comparison of the Results for the Year Ended December 31, 2025 and 2024

Results of Operations

	Year Ended December 31,
U.S. dollars in thousands	2025	2024
Revenues	$10,846	9,875
Cost of revenues	$9,767	8,226
Gross profit	$1,079	1,649

Sales and marketing	$1,158	656
General and administrative	$1,177	326
Other expenses	$4	139
Operating profit (loss)	$(1,260)	528
Listing expenses	3,784	-
Financial expense (income), net	$945	31
Profit (loss) before taxes	$(5,989)	497
Tax expenses (benefits)	$(159)	137
Net profit (loss) for the year	$(5,830)	360

Revenues

Our revenues consist of revenue derived from sales mainly on Amazon. The following table discloses the breakdown of our revenues, cost of sales and gross profit for the periods set forth below:

	Year Ended December 31,
U.S. dollars in thousands	2025	2024
Revenues	$10,846	9,875
Cost of sales	$9,767	8,226
Gross profit	$1,079	1,649

Our revenues for the year ended December 31, 2025, were $10,846 thousand compared to $9,875 thousand for the year ended December 31, 2024, an increase of $971 thousand, or 10%. The increase is mainly attributable to the significant growth in sales volume of our Roshield and Entopest product lines. Specifically, Roshield revenues increased by approximately $1,043 thousand, driven by the aggressive approach taken by our management to focus on sales of our Roshield product line on the Amazon platform and the continued expansion into the European market. Revenues from our Entopest product line also contributed to the growth, increasing by $241 thousand. These increases were partially offset by a combined decrease in revenues of $315 thousand in BirdGo and Rempro revenues. In parallel to the growth of sales, average selling price per unit was reduced by approximately 7.6%, which is attributable to ordinary-course commercial factors, including, but not limited to, changes in product mix resulting from higher sales volumes of lower-priced items in our pest control product line, competitive pricing adjustments made in response to competitor’s pricing on the Amazon marketplace, targeted price reductions on certain products that we developed a lower cost alternative and promotion of new products or new markets (Europe).

Cost of revenues

Our cost of revenues consists of the purchase of finished goods and change in inventory, sales fulfillment commissions to Amazon, freight and storage and wages, salaries and related expenses.

The following table discloses the breakdown of the cost of revenues for the periods set forth below:

	Year Ended December 31,
U.S. dollars in thousands	2025	2024
Purchases and changes in inventory	$3,252	$3,165
Sales fulfillment commissions	$5,153	$4,455
Freight	$610	$296
Storage	$67	$17
Wages, salaries and related expenses	$561	$210
Depreciation	$46	$-
Packing supplies	$78	$83
Total	$9,767	$8,226

Purchases of finished goods and changes in inventory for the year ended December 31, 2025, amounted to $3,252 thousand, compared to $3,165 thousand for the year ended December 31, 2024, an increase of $87 thousand or 2.7%. The increase derives from an increase in revenues. While we changed the countries from which we source our products in 2025 compared to 2024 as part of our inventory replenishment strategy, as further described below, the purchases and changes in inventory in relation to revenues was 30% for 2025 compared to 32% for 2024, which was derived from a reduction in average selling price per unit and changes in product mix.

Sales fulfillment commissions for the year ended December 31, 2025, amounted $5,153 thousand, compared to $4,455 thousand for the year ended December 31, 2024, an increase of $698 thousand or 15.6%. The increase is mainly attributable to the increase in sales and related Amazon fees, including referral fees that are generally calculated as a percentage of the total sales price and fulfillment fees that are generally charged on a per-unit basis, with such fees varying depending on factors such as package dimensions, product weight and storage duration, as well as a greater proportion of revenues attributed to Europe, where Amazon fees in mainland Europe are higher than in the U.K..

Freight and storage expenses for the year ended December 31, 2025, amounted to $677 thousand, compared to $313 thousand for the year ended December 31, 2024, an increase of $364 thousand or 116%. The increase is mainly due to increase in freight costs due to shipping of goods that we sourced in China, which was stored in warehouses in China, in 2024 and 2025 to the U.K. rather than purchase of finished goods only from local suppliers in the U.K.

Wages, salaries and related expenses for the year ended December 31, 2025, amounted to $561, compared to $210 for the year ended December 31, 2024, an increase of $351 or 167%. The increase is due to the change in the transfer pricing allocation method resulting from the new transfer pricing study conducted in 2025, which became effective from the beginning of the year, increased the salary expenses allocated to cost of revenues.

Gross Profit

Our gross profit for the year ended December 31, 2025, was $1,079 thousand, compared to gross profit of $1,649 thousand for the year ended December 31, 2024, a decrease of $570 thousand, or 34.5%. The decrease was primarily driven by higher cost of revenues, which increased at higher rate than revenues, reflecting higher finished goods costs, changes in product mix, increased logistics and storage expenses and changes in transfer pricing allocation method. In addition to the increase in cost of revenues, average selling price per unit was reduced.

Operating Expenses

Our current operating expenses consist of three components — marketing and sales expenses, general and administrative expenses and other expenses.

Sales and marketing Expenses

Our sales and marketing expenses consist primarily of Amazon marketing fees, Wages, salaries and related expenses, consultants fees and other sales and marketing expenses.

The following table discloses the breakdown of sales and marketing expenses for the periods set forth below:

	Year Ended December 31,
U.S. dollars in thousands	2025	2024
Advertising	$823	640
Wages, salaries and related expenses	$151	16
Consultants	$184	-
Total	$1,158	656

Sales and marketing expenses for the year ended December 31, 2025, amounted to $1,158 thousand, compared to $656 thousand for the year ended December 31, 2024. The increase of $502 thousand, or 76% for the year ended December 31, 2025, as compared to the year ended December 31, 2024, is mainly attributable to an increase in advertising expenses on marketplace, which derives from the management approach to support growth of sales mainly when launching new products or in new territories, and the change in the transfer pricing allocation method resulted from the new transfer pricing study conducted in 2025, as described above.

General and Administrative Expenses

Our general and administrative expenses consist primarily of professional service, wages, salaries and related expenses, share-based compensation and other general and administrative expenses.

The following table discloses the breakdown of our general and administrative expenses for the periods set forth below:

	Year Ended December 31,
U.S. dollars in thousands	2025	2024
Directors’ fees	$53	25
Wages, salaries and related expenses	$43	-
Share-based compensation	$150	-
Professional services	$713	109
Maintenance	$39	49
Depreciation	$48	58
IT software and consumables	$30	21
Other	$101	64
Total	$1,177	326

General and administrative expenses for the year ended December 31, 2025, amounted to $1,177 thousand, compared to $326 thousand for the year ended December 31, 2024. The increase of $851, or 261% for the year ended December 31, 2025, as compared to the year ended December 31, 2024, is mainly attributable to higher audit and legal fees, increased compliance and reporting requirements, directors’ and officers’ insurance, share-based payment to directors, officers and service providers and additional professional and corporate governance services. In addition, the change in the transfer pricing allocation method resulted from the new transfer pricing study conducted in 2025, as described above.

Operating Profit (loss)

Our operating loss for the year ended December 31, 2025, was $1,260 thousand, compared to an operating profit of $528 thousand for the year ended December 31, 2025, a decrease of $1,788 thousand. The decrease in 2025 was due to factors mentioned above.

Listing expenses

Our listing expenses for the year ended December 31, 2025, were $3,784 thousand. These expenses primarily reflect the impact of the reverse recapitalization between Fort Technology Inc. and Fort Products Limited. The expenses relate to the reverse recapitalization with a capital pool company and were recognized in accordance with IFRS. As a result, we recognized these expenses directly in the statements of profit or loss, consistent with the treatment of consideration paid for obtaining a stock exchange listing rather than for acquiring identifiable assets or businesses.

Financial expenses (income), net

Financial expenses (income), net consist primary of revaluation of financial instruments accounted under fair value, amortization expenses of financial instruments accounted under amortized costs, interest expenses, foreign currency exchange difference, mainly USD to GBP, interest and bank fees.

The following table discloses the breakdown of our financial expenses (income), net for the periods set forth below:

	December 31,
U.S. dollars in thousands	2025	2024

Finance income
Interest income	$(14)	-
Total finance income	$(14)	-

Finance expense
Exchange rate differences	$57	11
Bank fees	$10	3
Amortization of discount on convertible debentures	$90	-
Interest expenses on convertible debentures	$131	-
Revaluation of convertible loan receivable	$653	-
Lease liability interest	$18	17
Total finance expenses	$959	31

Finance expense (income), net	$945	31

Our financial expense, net was $945 thousand for the year ended December 31, 2025, compared to net financial expense of $31 thousand for the year ended December 31, 2024, an increase of $914 thousand. The increase was primarily attributable to the remeasurement of the convertible loan receivable under the EEH Loan Agreement, as well as finance expenses related to the August 2025 Convertible Debentures, consisting mainly of interest expense and amortization of debt discount.

Net profit (loss)

Our net profit (loss) for the year ended December 31, 2025, was $5,830 thousand, compared to net profit of $360 thousand for the year ended December 31, 2024, a decrease of $6,190 thousand. The change was primarily attributable to the non-recurring listing expenses recognized in connection with the reverse capitalization transaction completed during 2025, as well as the factors discussed above.

B.	Liquidity and Capital Resources

Overview

Since our inception, we have financed our operations primarily through cash generated from operating activities and, when required, through financing activities and support from our parent company. Following the completion of the reverse capitalization transaction in 2025, we also issued convertible debentures, which are convertible into our common shares. Operating cash flows may vary from period to period depending on our profitability and working capital requirements, including changes in inventory, receivables and payables. As of December 31, 2025, and 2024, we had approximately $605 thousand and $546 thousand, respectively, in cash and cash equivalents. During the year ended December 31, 2025, our liquidity was supported by net proceeds from the issuance of convertible debentures, which partially offset cash used in operating and investing activities.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

The table below presents our cash flow for the periods indicated:

	Year Ended December 31,
U.S. dollars in thousands	2025	2024
Net cash provided by (used in) operating activities	$(1,233)	523
Net cash used in investing activities	$(2,135)	(132)
Net cash used in financing activities	$3,410	(59)
Net increase (decrease) in cash and cash equivalents	$42	332

Our net cash used in operating activities was $1,233 thousand for the year ended December 31, 2025, as compared to net cash provided by operating activities of $523 thousand for the year ended December 31, 2024. Our net cash used in investing activities was $2,135 thousand for the year ended December 31, 2025, as compared to net cash used in investment activities of $132 thousand for the year ended December 31, 2024. Our net cash used in financing activities was $3,410 thousand for the year ended December 31, 2025, as compared to net cash used in financing activities of $59 thousand for the year ended December 31, 2024.

The change in our liquidity for the year ended December 31, 2025, resulted from several factors, including:

Cash Flows from Operating Activities

During the year ended December 31, 2025, we had negative cash flow from operations in the amount of $1,233 thousand compared to a positive cash flow of $523 thousand for the year ended December 31, 2024.

The change in operating cash flows in 2025, compared to 2024, was primarily attributable to higher operating costs and increased working capital requirements. Revenue grew during the year, but at a lower rate than cost of revenues, and operating cash flows were also affected by higher sales and marketing expenses associated with our expansion into additional European Amazon marketplaces and new product launches, as well as higher general and administrative expenses following the reverse capitalization transaction. These factors were partially offset by non-cash adjustments included in the reconciliation of net loss to net cash used in operating activities.

Cash Flows from Investing Activities

During the year ended December 31, 2025, we had negative cash flow from investing activities in the amount of $2,135 thousand, compared to a negative cash flow of $132 thousand for the year ended December 31, 2024.

Our net cash used in 2025 in investing activities consists primarily of investment in convertible loan receivable of $2,717 thousand partially offset by changes conversion of short-term deposits to cash and cash equivalents.

Cash Flows from Financing Activities

During the year ended December 31, 2025, we had cash flow from financing activities in the amount of $3,182 thousand, compared to a negative cash flow of $38 thousand for the year ended December 31, 2024.

Our net cash used in 2025 in financing activities consists primarily of net proceeds from the issuance of convertible debentures in the amount of $3,464. Financing activities in 2025 also included proceeds from the exercise of warrants and a net cash increase resulting from the reverse capitalization transaction, partially offset by lease payments.

Current Outlook

As of December 31, 2025, our cash and cash equivalents were $605 thousand. We expect that our existing cash and cash equivalents as of December 31, 2025, together with expected cash flows from operations and, if needed, financial support available from our parent company, Nexera, and an institutional investor through the loan agreements that we entered into in February 2026 and April 2026, will be sufficient to fund our current operations and satisfy our obligations for the next twelve months. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned.

Our future capital requirements will depend on many factors, including:

●	the costs of manufacturing and shipment of our product;

●	the costs of adding new marketplaces, mainly Amazon US;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

C.	Research and development, patents and licenses, etc.

None.

D.	Trend information

Other than as disclosed in “Item 5. Operating and Financial Review and Prospects — Components of Operating Results” and elsewhere in this registration statement, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

We describe our material accounting policies more fully in Note 2 to our financial statements included. We prepare our financial statements in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board. The preparation of these consolidated financial statements requires us to make estimates, assumptions and judgments that can significantly impact the amounts we report as assets, liabilities, revenue, costs and expenses and the related disclosures. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. Our actual results could differ significantly from these estimates under different assumptions and conditions.

We consider an accounting estimate to be critical if it requires us to make assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates or assumptions that we reasonably could have used, or changes in those estimates or assumptions that are reasonably likely to occur, could materially affect our financial condition or results of operations. While our significant accounting policies are described in Note 2 to our financial statements, we believe the following accounting estimates involve a higher degree of judgment and complexity.

Fair value measurement of convertible loan receivable and loan commitment liability

The Company accounts for its convertible loan receivable and related loan commitment liability at fair value through profit or loss. The determination of fair value requires management to apply valuation methodologies and make assumptions regarding matters that are subject to significant uncertainty, including the expected term of the instruments, discount rates, volatility, and the relative value attributable to contractual cash repayment and conversion features. These instruments are classified within Level 3 of the fair value hierarchy because their valuation incorporates significant unobservable inputs. Changes in the assumptions used in determining fair value could materially affect the carrying amounts of these instruments and the related gains or losses recognized in the consolidated statement of profit or loss.

Accounting for convertible debentures

In August 2025, we issued convertible debentures that were accounted for as a compound financial instrument containing liability and equity components. The accounting for these debentures required us to determine the fair value of the liability component at initial recognition, allocate the proceeds between the liability and equity components, and allocate issuance costs between those components. The liability component is subsequently measured at amortized cost using the effective interest method. These determinations require significant judgment and estimates, including the selection of an appropriate market interest rate for similar debt instruments without a conversion feature. Changes in these assumptions could materially affect the initial carrying amounts of the liability and equity components and the amount of finance expense recognized in subsequent periods.

Recent Accounting Pronouncements

Please see Notes 2m and 2n to our audited consolidated financial statements included elsewhere in this registration statement for information regarding recent accounting pronouncements.

Emerging Growth Company Status

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, as defined in the rule under the Exchange Act, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this registration statement:

Name	Age	Position
Gabriel Kabazo	52	Chief Executive Officer
Ronen Zalayet*	57	Chief Financial Officer and Corporate Secretary
Avishay Rashuk*	40	Chief Financial Officer (Incoming)
Oz Adler (1)	39	Chairman of the Board
Liat Sidi (1)(2)(3)(4)	50	Director
Tamir Fayerman (1)(2)(3)(4)	39	Director
Ohad David (1)(2)(3)(4)	38	Director
Asaf Itzhaik (1)	50	Director

*	Avishay Rashuk has been appointed our Chief Financial Officer, effective as of the effectiveness date of the listing of our common shares on Nasdaq, replacing Ronen Zalayet, who will remain as Chief Financial Officer until that date.

(1)	Independent Director (as defined under the Nasdaq listing rules)

(2)	Member of the Audit Committee

(3)	Member of the Compensation Committee

(4)	Member of the Nominating and Corporate Governance Committee

Gabriel Kabazo, Chief Executive Officer

Mr. Kabazo has served as our Chief Executive Officer since July 7, 2025. Mr. Kabazo is an experienced finance and operations professional with over 20 years of experience supporting accounting, financing and IT operations in complex corporate settings. Since May 2020, Mr. Kabazo has served as CFO for Femto Technologies Inc. (NASDAQ: FMTO). Since July 2022, Mr. Kabazo has served as CFO for Plantify Foods, Inc. (TSXV:PTFY). Since January 2022, he has served as CFO for Starmet Ventures Inc. (CSE: STAR). From 2002-2011 he served as CFO for m-Wise Inc. (OTCBB:MWIS). From 2000-2002 served as Controller for On Track Innovations Ltd. (OTCQX:OTIVF). Mr. Kabazo received a B.A. in Accounting & Economics from Tel Aviv University in 1997 and earned his C.P.A. (Israel) designation in 1999. In 2006 he earned an MBA (Financing) from the University of British Columbia, Sauder School of Business.

Ronen Zalayet, Chief Financial Officer

Mr. Zalayet has served as our Chief Financial Officer since July 7, 2025. In addition, Mr. Zalayet has served as the Chief Financial Officer of Nexera Technologies Ltd. (Nasdaq: NEXR) since October 2022. Mr. Zalayet has over 20 years of experience working in financial leadership positions in private and public companies, including in growing fintech and technology companies. Mr. Zalayet has served as the chief executive officer and director of Shemen Oil and Gas Resources Ltd, an Israeli company listed on the Tel Aviv Stock Exchange (TASE: SOG) that explores oil and natural gas from July 2021 until December 2023. From November 2019 to June 2021, Mr. Zalayet served as the chief financial officer of Colugo Systems Ltd., a company operating in the transportation field, and from 2016 to 2020, he served as a consultant, director and head of the Israeli office of Access Capital Markets Limited, a finance boutique company headquartered in the United Kingdom. Ms. Zalayet holds a B.A. in Economics and Accounting and an MBA from Tel Aviv University, Israel, and is a certified public accountant in Israel.

Avishay Rashuk, Chief Financial Officer

Avishay Rashuk will be appointed as our chief financial officer effective as of the effectiveness date of the listing of our common shares on Nasdaq. Mr. Rashuk has served as Vice President of Finance of Nexera Technologies Ltd. (Nasdaq: NEXR) since June 2025. Prior to joining Nexera, Mr. Rashuk spent approximately 12 years at Deloitte, where he most recently held the position of Audit Director and deployment and adoption leader from October 2013 to June 2025. Mr. Rashuk is an Israeli Certified Public Accountant and holds bachelor’s degrees in Accounting and Business/Management from The College of Management Academic Studies (Israel).

Oz Adler, Chairman of the Board

Mr. Adler has served as our director since September 2025. Mr. Adler has served as the Chief Financial Officer of SciSparc Ltd. since April 2018, and the Chief Executive Officer of SciSparc, and prior to that, from September 2017, he served as Vice President of Finance at SciSparc. Additionally, Mr. Adler has experience in a wide variety of managerial, financial, tax and accounting roles. Mr. Adler currently serves on the board of directors of numerous private, such as Polyrizon Ltd. (Nasdaq: PLRZ), Nexera Technologies Ltd. (Nasdaq: NEXR), Rail Vision Ltd. (Nasdaq: RVSN) and Clearmind (Nasdaq: CMND), and previously served as the chief financial officer of Medigus Ltd. (Nasdaq: MDGS) from December 2020 to April 2021. From 2012 until 2017, Mr. Adler was employed as a certified public accountant at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Mr. Adler holds a B.A. in Accounting and Business management from The College of Management, Israel.

Liat Sidi, Director

Ms. Sidi has served as a member of our board of directors since July 7, 2025. Ms. Sidi serves as the manager of the accounting department for Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) since 2010. Additionally, since 2010, Ms. Sidi has served as an accountant at Sidi Liat Accounting Services. Since August 2020, she has also served as a director for Plantify Foods, Inc. (TSXV: PTFY), a minority-owned shareholder of the Company, and SciSparc Ltd. (Nasdaq: SPRC), as a director for N2OFF, Inc. (Nasdaq: NITO), since November 2023, and as a director for Polyrizon Ltd. (Nasdaq: PLRZ), since October 2024. Ms. Sidi previously served as an accountant for Panaxia Labs Israel Ltd. (TASE: PNAK) from 2015 to 2020 and as an accountant for Soho Real Estate Ltd. from 2015 to 2016. Ms. Sidi also served as an accountant for Feldman-Felco Ltd. from 2006 to 2010 and as an accountant for Eli Abraham Accounting Firm from 2000 to 2006. Ms. Sidi completed tax, finance and accounting studies in Ramat Gan College of Accounting. Ms. Sidi is a certified public accountant in Israel.

Tamir Fayerman, Director

Mr. Fayerman has served as a member of our board of directors since July 7, 2025. Mr. Fayerman is a vision-driven professional with a career-long record of marketing operations, business development, and project management success. Mr. Fayerman has been the CEO of Onar Estate, a real estate marketing and development company, since 2024, and was previously the Head of Marketing and Sales – Real Estate of Four Season Real Estate Group Ltd. between 2022 and 2024. Additionally, Mr. Fayerman acted as the Head of Marketing and Sales of OM London Ltd. between 2020 and 2021, and an Income Statement Unit Manager of Triola between 2011 to 2020.

Ohad David, Director

Mr. David has served as a member of our board of directors since July 7, 2025. Mr. David is a businessperson with a successful history in fostering business relationships across various industries. Mr. David has an extensive experience in international trading, especially in importing and exporting precious commodities. Since January 2022, Mr. David has served as the Chief Executive Officer and Director of Starmet Ventures Inc. (CSE:STAR), an exploration company that focuses on mineral resource properties in Canada and the United States. Mr. David also serves as a Director of Stardust Solar Energy Inc. (TSXV: SUN), a franchisor of renewable energy installation services in North America. In addition, since 2009, Mr. David has operated Ohad Diamonds, Inc., a diamond retail company that he founded.

Asaf Itzhaik, Director

Mr. Itzhaik has served as a member of our board of directors since July 7, 2025. Mr. Itzhaik is a seasoned international businessman in retail, BTC, BTB and real estate. Mr. Itzhaik has served as the chief executive officer of A.K.A Optics Ltd., a manufacturer of adaptive optics, since 1994 and as a member of the board of directors of A.K.A Optics Ltd. since 1998. Mr. Itzhaik also serves as a member of the board of directors of Gix Internet Ltd. (TASE: GIX) since August 2021, Plantify Foods, Inc. (TSXV: PTFY), since August 2023, N2OFF, Inc. (Nasdaq: NITO), since December 2023, Clearmind Medicine Inc. (Nasdaq:CMND), since November 2022, Polyrizon Ltd.(Nasdaq: PLRZ), since May 2024, Rani Zim Shopping Centers Ltd. (TASE: RANI) since August 2022 and has also served as an external director of Nexera Technologies Ltd. (Nasdaq: NEXR) from August 2022 until November 2023. Mr. Itzhaik is a certified optometrist and graduated a program in corporate board leadership in Merkaz Hashilton Hamkomi, Israel. Mr. Itzhaik has completed a continuing education director’s course in Israel.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected. See “Item 7B — Major Shareholders and Related Party Transactions — Related Party Transactions” for additional information.

B.	Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2025. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the table below reflect our cost, in United States dollars. Amounts paid in Canadian dollars are translated into United States dollars at the rate of CAD$ 1.3706 = US$ 1.00 for the year ended December 31, 2025 and CAD$ 1.3698 = US$ 1.00 for the year ended December 31, 2024, based on the average representative rate of exchange between the Canadian dollar and the Unites States dollars as reported by the Bank of Canada.

	For the year ended December 31,
(USD in thousands)	2025	2024
Compensation of key management personnel of the Company:
CEO management fees	$28	$-
Share-based payment to CEO	24	-
CFO management fees	32	-
Share-based payment to CFO	24	-

Other related party transactions:
Directors’ fees	40	25
Share-based payment to Directors	30	-
Share-based payment to Chairman	6	-
All directors and officers as a group	$184	$25

For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. Pursuant to applicable Canadian Securities Laws, and as the Company is currently a “venture issuer” as defined in National Instrument 51-102 – Continuous Disclosure Obligations, we are required to disclose the annual compensation of each of the following:

a)	the Company’s Chief Executive Officer (“CEO”), including an individual performing functions similar to a CEO;

b)	the Company’s Chief Financial Officer (“CFO”) , including an individual performing functions similar to a CFO;

c)	the Company (or its subsidiary)’s most highly compensated executive officers, other than the CEO and CFO (or an individual otherwise listed in a) or b)), who were serving as executive officers as at the applicable year end, and whose total compensation was more than $150,000 for the financial year ended; and

d)	each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, of which there are none.

Upon the listing of the Company’s securities on the Nasdaq, the Company will cease to be a “venture issuer”, and will be required to disclose the annual compensation of each of the following:

a)	the Company’s CEO, including an individual performing functions similar to a CEO;

b)	the Company’s CFO, including an individual performing functions similar to a CFO;

c)	the Company (or its subsidiary)’s three most highly compensated executive officers, other than the CEO and CFO (or an individual otherwise listed in a) or b)), who were serving as executive officers as at the applicable year end, and whose total compensation was more than $150,000 for the financial year ended; and

d)	each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, of which there are none.

This disclosure will not be as extensive as that required of a U.S. domestic issuer.

Certain Information Concerning Equity Awards to Directors and Executive Officers

The following tables set forth information, as of December 31, 2025 concerning all outstanding equity awards to our directors and executive officers as of such date.

Options

As of December 31, 2025, options to purchase 8,286 common shares were granted to our directors and executive officers under our Stock Option Plan, or the Option Plan. The options have at a weighted average exercise price of 1.40 CAD per share. The following table sets forth information regarding options granted to our executive officers and directors during the year ended December 31, 2025 that are outstanding as of the date of this filing:

Weighted Average
			Options		Shares
Name	Grant Date	Stock Options	Exercise Price per share		vested and unexercised	Shares unvested	Expiration Date
Gabriel Kabazo, CEO	March 9, 2022	8,286	$1.40	CAD	8,286	0	March 9, 2027
Ronen Zalayet, CFO and Corporate Secretary	-	-	$-				-
Avishay Rashuk, CFO (Incoming)	-	-	$-				-
Oz Adler, Chairman of the Board	-	-	$-				-
Liat Sidi, Director	-	-	$-				-
Tamir Fayerman, Director	-	-	$-				-
Ohad David, Director	-	-	$-				-
Asaf Itzhaik, Director	-	-	$-				-

RSUs

As of December 31, 2025, 139,284 restricted share units (“RSUs”) were granted to our directors and executive officers under the Option Plan. The following table sets forth information regarding RSUs granted to our executive officers and directors during the year ended December 31, 2025 that are outstanding as of the date of this filing:

Name	Grant Date	Shares subject to the RSUs	RSUs vested	RSUs Unvested	Vesting Schedule
Gabriel Kabazo, CEO	September 15, 2025	42,857	-	42,857	Half of the RSUs will vest after one year and the other half will vest in four tranches over the second year from the date of grant.
Ronen Zalayet, CFO and Corporate Secretary	September 15, 2025	42,857	-	42,857
Avishay Rashuk, CFO (Incoming)	-	-	-	-
Oz Adler, Chairman of the Board	September 15, 2025	10,714	-	10,714
Liat Sidi, Director	September 15, 2025	10,714	-	10,714
Tamir Fayerman, Director	September 15, 2025	10,714	-	10,714
Ohad David, Director	September 15, 2025	10,714	-	10,714
Asaf Itzhaik, Director	September 15, 2025	10,714	-	10,714

Our compensation policies are based on the principles that compensation should, to a significant extent, be reflective of the financial performance of our executive officers and directors, and that a significant portion of executive officers’ and directors’ compensation should provide long-term incentives. The Board and Compensation Committee of the Board, or the Compensation Committee, seeks to have compensation of our directors and executive officers set at levels that are sufficiently competitive so that we may attract, retain and motivate highly qualified directors and executive officers to contribute to our success. In assessing the overall compensation for directors and executive officers, the Board and Compensation Committee considers the Company’s performance, relative stockholder return and industry position, general industry data, and awards given to our executive officers in past years. It is our general compensation philosophy to provide a blend of base salaries/consulting fees, incentive bonuses and equity-based compensation.

The Company has a new omnibus equity incentive plan (the “Equity Incentive Plan”), which was adopted by the Board of Directors on July 21, 2025, and approved by the Company’s shareholders at the annual general meeting on August 21, 2025. The Equity Incentive Plan replaces and supersedes the Company’s previous “rolling 10%” Option Plan that was originally adopted on June 25, 2021, and last approved by the shareholders of the Company on June 27, 2024. The Option Plan authorized the issuance of up to 10% of the Shares issued and outstanding from time to time for options.

The Equity Incentive Plan is a fixed plan whereby the aggregate number of common shares of the Company that may be issued upon the exercise or settlement of performance-based awards granted shall not exceed up to 20% of the Company’s issued common shares as at the date of implementation, which maximum was fixed at 1,904,478 common shares by the Board on July 21, 2025 (representing 20% of the Company’s issued and outstanding common shares as at the Record Date).

On September 15, 2025, the Company granted 139,284 RSUs to officers and members of the board of directors and 128,572 RSUs to advisors of the Company under the Equity Incentive Plan. Each RSU entitles the holder to receive one Share of the Company without additional consideration. Half of the RSUs will vest after one year and the other half will vest in four tranches over the second year from the date of grant.

Elements of Compensation

Base Salary/Consulting Fees

Each executive officers receives a fee, which constitutes a significant portion of the executive officer’s compensation package. Consulting fees are paid for discharging day-to-day duties and responsibilities and reflects the executive officer’s performance over time, as well as that individual’s particular experience and qualifications.

Incentive Bonus

Incentive bonuses, in the form of cash payments, are designed to add a variable component of compensation based on corporate and individual performances for each officer and employee. Both individual and corporate performances are also taken into account. No bonuses were paid to our executive officers during the most recently completed financial year.

Equity-Based Compensation

Our directors, officers, employees and consultants are eligible under our Equity Incentive Plan to receive grants of equity incentive securities. The Omnibus Plan is an important part of our long-term incentive strategy for its officers and directors, permitting them to participate in appreciation of the market value of the Common Shares over a stated period of time. The Omnibus Plan is intended to reinforce commitment to long-term growth in profitability and shareholder value.

The Board believes that the Equity Incentive Plan Plan aligns the interests of our executive officers and the Board with shareholders by linking a component of executive compensation to the longer term performance of the Common Shares.

Compensation Risk

The Board has not formally considered the implications of risks associated with our compensation policies and practices as, in their view, the current structure of our executive compensation arrangements is focused on long-term value and is designed to correlate to the long-term performance of the Company, which includes but is not limited to performance of its share price.

Financial Instruments

Except as may be prohibited by law, our executive officers and directors are not currently prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an executive officer or director. To our knowledge, none of our executive officers or directors have entered into or purchased such a financial instrument.

Share-based and option-based Awards

As discussed above, the Equity Incentive Plan is maintained for our directors, officers, consultants and employees and any of our present and future subsidiaries. The CEO will make initial recommendations to the board of directors on the grant of equity incentive securities, taking into account contribution of eligible individuals. The board of directors of the Company will then determine the appropriateness of all equity incentive securities, based on both individual and Company performance in any given year, and will take into consideration the levels of compensation paid to persons in the same or similar management positions at comparable companies, in making such recommendations.

Option-based Awards

Pursuant to the Equity Incentive Plan, an option exercise price cannot be less the Discounted Market Price (as such term is defined in the policies of the TSX Venture Exchange) on the date of grant of the option. The purchase price for the Common Shares under each option shall be determined by the board of directors acting as the plan administrator of the Equity Incentive Plan. The maximum term is ten (10) years. There are no specific vesting provisions under the Omnibus Plan, other than in relation to investor relations service providers. Options are non-assignable and non-transferable other than by will or by the laws of descent and distribution. As at the date hereof, there are 103,196 stock options and 535,714 RSUs outstanding under the Equity Incentive Plan, which represents approximately 16.77% of the Common Shares reserved for issuance under the Equity Incentive Plan. Please see “Item 6.A. Directors, Senior Management and Employees – Share Ownership – Omnibus Equity Incentive Plan” below, for a summary of the Omnibus Plan.

Compensation Governance

Given the Company’s size and stage of operations, it plans to establish a Compensation Committee upon the effectiveness of the listing of its common shares on Nasdaq or formalized any guidelines with respect to compensation at this time.

The Board determines director compensation from time to time. Directors are not generally compensated in their capacities as such but the Company may, from time to time, grant to its directors incentive stock options to purchase common shares in the capital of the Company pursuant to the terms of the Option Plan and in accordance with the TSX Venture Exchange policies.

The Board as a whole determines executive compensation from time to time. The Company does not have a formal compensation policy. The main objectives the Company hopes to achieve through its compensation are to attract and retain executives critical to the Company’s success, who will be key in helping the Company achieve its corporate objectives and increase shareholder value. The Company looks at industry standards when compensating its executive officers.

Pension Plan Benefits

No benefits were paid, and no benefits are proposed to be paid to any of our executive officers under any pension or retirement plan.

Termination and Change of Control Benefits

No Termination or Change of control benefits were paid or are proposed to be paid to any of our executive officers.

Directors Compensation

For a description of the terms of our options and option plans, see “Item 6.A. Directors, Senior Management and Employees – Share Ownership – Omnibus Equity Incentive Plan” below.

Employment and Service Agreements with Executive Officers

We have entered into written employment and/or service agreements with each of our executive officers. All of these agreements contain customary provisions regarding confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into our standard form of indemnification agreement, in the form filed as an exhibit to this registration statement, with each of our directors and members of our senior management. Each such indemnification agreement provides the indemnified person with indemnification to the maximum extent permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance or other indemnification agreements. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Directors’ Service Contracts

We do not have written agreements with any director providing for benefits upon the termination of his employment with the Company.

Equity Incentive Plans

See “Item 6.E. Share Ownership–Stock Option Plan” below.

C.	Board Practices

Except as stated below, we intend to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use other foreign private issuer exemptions with respect to some of the other Nasdaq listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the Nasdaq, may provide less protection than is accorded to investors under the Nasdaq Rules applicable to U.S. domestic issuers.

The Canadian securities regulatory authorities have issued corporate governance guidelines pursuant to National Policy 58-201—Corporate Governance Guidelines, or the Corporate Governance Guidelines, or NP 58-201, together with certain related disclosure requirements pursuant to National Instrument 58-101—Disclosure of Corporate Governance Practices, or NI 58-101. The Corporate Governance Guidelines are recommended as “guidance” for issuers to follow. We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted certain corporate governance policies and practices which reflect our consideration of the recommended Corporate Governance Guidelines.

The disclosure set out below includes disclosure required by NI 58-101 describing our approach to corporate governance in relation to the Corporate Governance Guidelines.

Composition of our Board

Our Board currently consists of five directors. Pursuant to the policies of the TSX Venture Exchange, we must have no fewer than three directors. Pursuant to our articles, a director may be removed with or without cause, prior to expiration of the director’s term, by a special resolution, being a resolution passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The directors are appointed at the annual general meeting of shareholders and the term of office for each of the directors will expire at the time of our next annual shareholders meeting. Our articles of incorporation provide that, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of directors who held office at the expiration of the last meeting of our shareholders. Under the OBCA, there is no minimum number of directors required to be resident Canadians.

Director Term Limits and Other Mechanisms of Board Renewal

Our Board has not adopted director term limits or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, our Board will develop a skills and competencies matrix for our Board as a whole and for individual directors. Our Board will also conduct a process for the assessment of our Board, each committee and each director regarding his or her effectiveness and contribution, and will report evaluation results to our Board on a regular basis.

Director Independence under Canadian Regulation

Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of National Instrument 52-110—Audit Committees. Section 1.4 of NI 52-110 generally provides that a director is independent if he or she has no direct or indirect “material relationship” with the issuer which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of the director’s independent judgment. Notwithstanding the foregoing, the following are deemed as being in a material relationship: (a) an individual who is, or has been within the last three years, an employee or executive officer of the issuer; (b) an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer; (c) an individual who: (i) is a partner of a firm that is the issuer’s internal or external auditor, (ii) is an employee of that firm, or (iii) was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time; (d) an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual: (i) is a partner of a firm that is the issuer’s internal or external auditor, (ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or (iii) was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time; (e) an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at that same time on the entity’s compensation committee; and (f) an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

Our Board has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our Board has determined that Liat Sidi, Tamir Fayerman, Ohad David, Asaf Itzhaik and Oz Adler, representing all of the members of our Board, are “independent” as that term is defined under the Nasdaq Rules and NI 58-101. In making this determination, our Board considered the current and prior relationships that each non-employee director has with our Company and all other facts and circumstances our Board deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director.

Certain members of our Board are also members of the boards of other public companies. Our Board has not adopted a director interlock policy, but is keeping informed of other public directorships held by its members.

Mandate of the Board of Directors

Our Board is responsible for supervising the management of our business and affairs, including providing guidance and strategic oversight to management. In fulfilling its mandate, the Board is, among other things, responsible for the following: :

●	appointing our Chief Executive Officer;

●	developing the corporate goals and objectives that our Chief Executive Officer is responsible for meeting and reviewing the performance of our Chief Executive Officer against such corporate goals and objectives;

●	taking steps to satisfy itself as to the integrity of our Chief Executive Officer and other executive officers and that our Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

●	reviewing and approving our code of conduct and reviewing and monitoring compliance with the code of conduct and our enterprise risk management processes;

●	reviewing and approving management’s strategic and business plans and our financial objectives, plans and actions, including significant capital allocations and expenditures; and

●	reviewing and approving material transactions not in the ordinary course of business.

Meetings of Independent Directors

Our Board will hold regularly-scheduled quarterly meetings as well as ad hoc meetings from time to time. The independent members of our Board will also meet, from time to time as may be required, without the non-independent directors and members of management before or after each regularly scheduled Board meeting.

Monitoring Compliance with the Code of Conduct

Our Audit Committee is responsible for reviewing and evaluating the code of conduct at least annually and recommending any necessary or appropriate changes to our Board for consideration. The Audit Committee assists our Board with the monitoring of compliance with the code of conduct, and is responsible for considering any waivers therefrom (other than waivers applicable to members of the Audit Committee or waivers applicable to our directors or executive officers, which shall be subject to review by our Board as a whole).

Requirement for Directors and Officers to Disclose Interest in a Contract or Transaction

In accordance with the OBCA, each director and officer must disclose the nature and extent of any interest that he or she has in a material contract or material transaction whether made or proposed with us, if the director (a “Conflicted Director”) or officer is a party to the contract or transaction, is a director or an officer of a party to the contract or transaction, or has a material interest in a party to the contract or transaction.

This disclosure must be made at the meeting where the contract or transaction is first considered, or at the first subsequent meeting after the director or officer becomes interested, or after becoming a director or officer if the interest predates their appointment. If the contract or transaction would not ordinarily require board or shareholder approval, disclosure must be made immediately after the director or officer becomes aware of it.

For an officer who is not a director, the basic rule is that they must make the required disclosure immediately after they become aware that the contract or transaction (or proposed contract or transaction) is to be considered or has been considered at a meeting or immediately after the officer becomes interested in a contract or transaction that has already been made; or is appointed as an officer (if the appointment is made after the contract or transaction is entered into).

Subject to certain limited exceptions under the OBCA, a Conflicted Director must not attend any part of a meeting of directors during which the contract or transaction is discussed and must not vote on any resolution to approve the contract or transaction.

As of the date hereof, except as otherwise disclosed in this registration statement on Form 20-F, to the knowledge of the Board or the management of the Company, there are no material interests, whether direct or indirect, of any director or officer or any proposed director or officer, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company of any of its subsidiaries.

Complaint Reporting

In order to foster a climate of openness and honesty in which any concern or complaint pertaining to a suspected violation of the law, our code of conduct or any of our policies, or any unethical or questionable act or behavior, our code of conduct will require that our employees promptly report the violation or suspected violation. In order to ensure that violations or suspected violations can be reported without fear of retaliation, harassment or an adverse employment consequence, we will adopt a whistleblowing policy which will contain procedures that are aimed to facilitate confidential, anonymous submissions of complaints by our directors, officers, employees and others.

Controlled Company; Foreign Private Issuer

Upon the effectiveness of the listing of our common shares on Nasdaq, Nexera will hold approximately 70.94% of our issued and outstanding common shares and will be able to exercise approximately 70.94% of the total voting power of our issued and outstanding common shares. As a result, we will be a “controlled company” as defined under the Nasdaq Listing Rules. For so long as we are a “controlled company”, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that requires a compensation committee comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors or by a nominations committee that consists entirely of independent directors with a written charter or board resolution addressing the nominations process.

Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq Listing Rules, we could elect to rely on one or more of these exemptions in the future. If we elect to rely on any such exemptions, you will not have the same protections afforded to shareholders of companies that are subject to these corporate governance requirements. Our status as a “controlled company” could cause our common shares to look less attractive to certain investors or otherwise harm the trading price of the common shares. Please see “Item 3.D Risk Factors—General Risk Factors—We will be a “controlled company” as defined under the Nasdaq Listing Rules. Although we do not intend to rely on the ‘controlled company’ exemptions under the Nasdaq Listing Rules, we could elect to rely on one or more of these exemptions in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.”

In addition, as a foreign private issuer, we will also be entitled to follow home country practices in lieu of certain corporate governance requirements of Nasdaq, including the Nasdaq requirement to have a board comprised of a majority of independent directors, independent director oversight of executive compensation and nomination of directors, and other matters. Although we do not intend to rely on such exemptions, if we do in the future, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers

Committees of the Board of Directors

Audit Committee

Our Audit Committee is currently comprised of Liat Sidi, Tamir Fayerman and Ohad David, and is chaired by Tamir Fayerman. Our Board has determined that each of the members of the committee are financially literate and meets the independence requirements for directors, including the heightened independence standards for members of the Audit Committee under Rule 10A-3 under the Exchange Act and NI 52-110. Our Board has determined that Tamir Fayerman is “financially sophisticated” within the meaning of the Nasdaq Rules, “financially literate” within the meaning of NI 52-110, and a “financial expert” as defined by Rule 10A-3 under the Exchange Act. For a description of the education and experience of each member of the Audit Committee, see “Item 6.A. Directors, Senior Management and Employees.”

We have adopted an Audit Committee Charter setting forth the purpose, composition, authority and responsibility of the Audit Committee.

The role of the Audit Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies. This includes helping directors meet their responsibilities, facilitating better communication between directors and the external auditor, enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports and strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor. Management is responsible for establishing and maintaining those controls, procedures and processes and the Committee is appointed by the Board to review and monitor them. The Company’s external auditor is ultimately accountable to the Board and the Committee as representatives of the Company’s shareholders.

The Committee’s primary duties and responsibilities are to:

●	conduct such reviews and discussions with management and the independent auditors relating to the audit and financial reporting as are deemed appropriate by the Committee;

●	assess the integrity of internal controls and financial reporting procedures of the Company and ensure implementation of such controls and procedures;

●	ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel;

●	review the quarterly and annual financial statements and management’s discussion and analysis of the Company’s financial position and operating results and report thereon to the Board for approval of same;

●	select and monitor the independence and performance of the Company’s outside auditors (the “Independent Auditors”), including attending at private meetings with the Independent Auditors and reviewing and approving all renewals or dismissals of the Independent Auditors and their remuneration; and

●	provide oversight to related party transactions entered into by the Company.

The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements. A minimum of two of the members of the Committee present either in person or by telephone shall constitute a quorum.

To fulfill its responsibilities and duties, the Audit Committee shall:

●	Review the annual audited financial statements to satisfy itself that they are presented in accordance with applicable Canadian accounting standards and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review and approve the interim financial statements. With respect to the annual and interim financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the Independent Auditors as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out;

●	Review management’s internal control report and the evaluation of such report by the Independent Auditors, together with management’s response;

●	Review the financial statements, management’s discussion and analysis relating to annual and interim financial statements, annual and interim earnings press releases and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws before the Company publicly discloses this information;

●	Be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred above, and periodically assess the adequacy of these procedures;

●	Meet no less frequently than annually with the Independent Auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, deems appropriate;

●	inquire of management and the Independent Auditors about significant risks or exposures, both internal and external, to which the Company may be subject, and assess the steps management has taken to minimize such risks

●	review the post-audit or management letter containing the recommendations of the Independent Auditors and management’s response and subsequent follow-up to any identified weaknesses

●	ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel

●	establish procedures for:

(a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters

●	Provide oversight to related party transactions entered into by the Company.

Compensation Committee

Compensation committees are not mandatory in Canada. However, NP 58-201 recommends that a Board appoint a Compensation Committee composed entirely of independent directors with responsibilities for oversight of the compensation payable to senior executives. The members of the Compensation Committee are not required to be independent or to have any particular expertise.

Upon the effectiveness of the listing of our common shares on Nasdaq, we plan to establish a Compensation Committee that will be comprised of Liat Sidi, Tamir Fayerman and Ohad David, and is chaired by Tamir Fayerman. The Compensation Committee will be appointed by the board to assist in promoting a culture of integrity throughout the Company and to:

●	attract and retain skilled and experienced executives and senior managers;

●	review and approve the structure and guidelines for various incentive compensation and benefit plans and recommend for the Board’s approval of said plans;

●	monitor and review the performance of the executive officers of the Company;

●	motivate executives and senior managers to achieve corporate objectives and create shareholder value; and

●	encourage executives and senior managers to link their personal financial interest to those of the shareholders.

The Board will rely on the knowledge and experience of the members of the Compensation Committee to set appropriate levels of compensation for senior officers. Neither the Company nor the members of Compensation Committee upon the effectiveness of the listing of our common shares on Nasdaq currently has any contractual arrangement with any executive compensation consultant who has a role in determining or recommending the amount or form of senior officer compensation.

When determining compensation payable, the Compensation Committee may consider both external and internal data. External data includes general markets conditions and well as information regarding compensation paid to directors, CEOs and CFOs of companies of similar size and at a similar stage of development in the industry. Internal data includes annual reviews of the performance of the directors, CEO and CFO in light of the Company’s corporate objectives and considers other factors that may have impacted the Company’s success in achieving its objectives.

Nominating and Corporate Governance Committee

Nominating and Corporate Governance Committees are not mandatory in Canada. However, NP 58-201 recommends that a board appoint a nominating committee composed entirely of independent directors with responsibility for overseeing the process for nominating directors for election by shareholders. The members of the corporate governance committee are not required to be independent or to have any particular expertise.

Upon the effectiveness of the listing of our common shares on Nasdaq, we plan to establish a Nominating and Corporate Governance Committee that will be appointed by the Board to assist in fulfilling its corporate governance responsibilities under applicable laws. The Nominating and Corporate Governance Committee will be responsible for, among other things, developing the Company’s approach to governance issues and establishing sound corporate governance practices that are in the interests of shareholders and that contribute to effective and efficient decision-making, as well as identifying, reviewing and evaluating candidates to serve as directors of the Company.

Upon the effectiveness of the listing of our common shares on Nasdaq, our Nominating and Corporate Governance Committee will be currently comprised of Liat Sidi, Tamir Fayerman and Ohad David, and will be chaired by Tamir Fayerman.

Exculpation, Insurance and Indemnification of Directors and Officers

Under the OBCA, a company may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity. A company may further, after the final disposition of an eligible proceeding, pay the expenses, being costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding, actually and reasonably incurred by an indemnified person in respect of that proceeding.

Such indemnification is prohibited if: (i) the individual did not act honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be; or (ii) the matter is a criminal or administrative action or proceeding that is enforced by a monetary penalty and the individual had no reasonable grounds for believing that the individual’s conduct was lawful. A company cannot indemnify an indemnifiable person if it is prohibited from doing so under its by-laws or by applicable law.

A corporation may, with the approval of a court, indemnify an individual referred to above, or advance moneys, in respect of an action by or on behalf of the corporation or other entity to obtain a judgment in its favor, to which the individual is made a party because of the individual’s association with the corporation or other entity as described above, against all costs, charges and expenses reasonably incurred by the individual in connection with such action .

An indemnified individual is entitled to all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation or other entity as described above, if the individual seeking an indemnity, was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and has fulfilled the conditions required to be indemnified.

On application from an indemnifiable person, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement.

We maintain insurance policies relating to certain liabilities that our directors and officers may incur in such capacity.

The foregoing descriptions summarize the material aspects and practices of our board of directors. For additional details, we also refer you to the full text of the OBCA, as well as of our by-laws, which is filed as an exhibit to this registration statement and is incorporated herein by reference.

As of the date of this registration statement, no claims for directors’ and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our office holders, including our directors, in which indemnification is sought.

D.	Employees

As of the date of this registration statement, we have two senior management positions, which includes our Chief Executive Officer, who is located in Canada, and Chief Financial Officer, who is located in Israel, each of whom are engaged on a part-time basis. As of April 30, 2026, we had five full-time employees, all of whom are located in the United Kingdom, and we engage with various consultants and service provides from time to time, including for packaging design and advertising services, bookkeeping services and strategic consulting services. None of our employees are members of a union or subject to the terms of a collective bargaining agreement.

E.	Share Ownership

See “Item 7.A. Major Shareholders” below.

Equity Incentive Plan

The Company has a new omnibus equity incentive plan (the “Equity Incentive Plan”), which was adopted by the Board of Directors on July 21, 2025, and approved by the Company’s shareholders at the annual general meeting on August 21, 2025. The Equity Incentive Plan replaces and supersedes the Company’s previous “rolling 10%” Option Plan that was originally adopted on June 25, 2021, and last approved by the shareholders of the Company on June 27, 2024. The Option Plan authorized the issuance of up to 10% of the Shares issued and outstanding from time to time for options.

The Equity Incentive Plan is a fixed plan whereby the aggregate number of common shares of the Company that may be issued upon the exercise or settlement of performance-based awards granted shall not exceed up to 20% of the Company’s issued common shares as at the date of implementation, which maximum was fixed at 3,808,957 common shares by the Board on July 21, 2025 (representing 20% of the Company’s issued and outstanding common shares as at the Record Date).

The following is a summary of previous Equity Incentive Plan, which is qualified in its entirety by the full text of the Equity Incentive Plan, a copy of which is filed as an exhibit to this registration statement. In the case of conflict between this summary and the Equity Incentive Plan, the terms of the Equity Incentive Plan will govern. Capitalized terms used but not defined in the following section shall have the meaning ascribed to such term in the previous Equity Incentive Plan.

Purpose

The purpose of the Equity Incentive Plan is to, among other things: (i) provide the Company with an equity- related mechanism to attract, retain and motivate qualified directors, officers, employees and consultants of the Company, including its subsidiaries, (ii) reward directors, officers, employees and consultants that have been granted awards under the Equity Incentive Plan for their contributions toward the long-term goals and success of the Company, and (iii) enable and encourage such directors, officers, employees and consultants to acquire common shares as long-term investments in the Company.

The Equity Incentive Plan allows the Company to grant equity-based incentive awards in the form of Options, RSUs, PSUs, DSUs and SARs, as described in greater detail below.

Insider Participation Limit

The Equity Incentive Plan provides that unless disinterested shareholder approval is obtained, the aggregate number of common shares (a) issuable to insiders at any time (under all of the Company’s security-based compensation arrangements, including the Previous Plans) cannot exceed ten (10%) percent of the Company’s issued and outstanding common shares, and (b) common shares issued to insiders within any one-year period (under all of the Company’s security-based compensation arrangements, including under the Previous Plans) cannot exceed ten (10%) percent of the Company’s issued and outstanding common shares.

The Equity Incentive Plan further provides that for so long as the Company’s common shares are listed and posted for trading on the Exchange, (a) not more than two (2%) percent of the Company’s issued and outstanding common shares may be granted to any one consultant in any 12 month period, (b) investor relations service providers may not receive any awards other than options, (c) not more than an aggregate of two (2%) percent the Company’s issued and outstanding common shares may be granted in aggregate pursuant to options to investor relations service providers in any 12 month period, (d) unless the Company has obtained disinterested shareholder approval, not more than five (5%) percent of the Company’s issued and outstanding common shares may be issued to any one person in any 12 month period and (e) unless the Company has obtained disinterested shareholder approval, the Company shall not decrease the exercise price or extend the term of options previously granted to insiders.

Except for so long as the Company’s common shares are listed and posted for trading on the Exchange, any common shares issued by the Company through the assumption or substitution of outstanding stock options or other equity- based awards from an acquired company shall not reduce the number of common shares available for issuance pursuant to the exercise of awards granted under the Equity Incentive Plan.

Administration of the Equity Incentive Plan

The Plan Administrator (as defined in the Equity Incentive Plan) is determined by the board of directors of the Company (the “Board”). The administration of the Equity Incentive Plan may in the future be delegated to a committee of the Board. The Plan Administrator determines which directors, officers, consultants and employees are eligible to receive awards under the Equity Incentive Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Company, the number of common shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the common shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine.

In addition, the Plan Administrator interprets the Equity Incentive Plan and may adopt administrative rules, regulations, procedures and guidelines governing the Equity Incentive Plan or any awards granted under the Equity Incentive Plan as it deems appropriate.

Eligibility

All directors, officers, consultants and employees of the Company are eligible to participate in the Equity Incentive Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the Equity Incentive Plan is determined by the Plan Administrator.

Types of Awards

Awards of Options, RSUs, PSUs, DSUs and SARs may be made under the Equity Incentive Plan. All of the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the Equity Incentive Plan, and will generally be evidenced by an award agreement. In addition, subject to the limitations provided in the Equity Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or common shares issued pursuant to awards. The vesting requirements applicable to Awards (other than stock options) can be accelerated only in case of a Participant’s death or in case a Participant ceases to be an eligible Participant under the Equity Incentive Plan in connection with a change of control, take-over bid or reverse take-over. The Equity Incentive Plan per Exchange Policy 4.4 does not permit acceleration of a mandatory one year vesting provision for Awards (RSUs/DSUs/PSUs/SARs) in case of a Disability of a Participant.

Options

An Option entitles a holder thereof to purchase a prescribed number of treasury common shares at an exercise price set at the time of the grant. The Plan Administrator is required to establish the exercise price at the time each Option is granted, which exercise price must in all cases be not less than the Discounted Market Price (as defined in Exchange Policy 1.1 – Interpretation) for so long as the Company’s common shares are listed and posted for trading on the Exchange. Subject to any accelerated termination as set forth in the Equity Incentive Plan, each Option expires on its respective expiry date. The Plan Administrator has the authority to determine the vesting terms applicable to grants of Options, subject to the restrictions in the Equity Incentive Plan relating to Options granted to investor relations service providers. Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the option, unless otherwise specified by the Plan Administrator, or as otherwise set forth in any written employment agreement, consulting agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and the participant. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable. The Plan Administrator may provide at the time of granting an option that the exercise of that Option is subject to restrictions, in addition to those specified in the Equity Incentive Plan, such as vesting conditions relating to the attainment of specified performance goals.

Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular award agreement, an exercise notice must be accompanied by payment of the exercise price. The exercise price of the Options must be fully paid by certified cheque, wire transfer, bank draft or money order payable to the Company or by such other means as might be specified by the Plan Administrator, which, to the extent permitted by and otherwise subject to the rules and policies of the Exchange, may include (i) through a net exercise process, (ii) through a cashless exercise process, or (iii) by any combination thereof. Investor relations service providers are not eligible to participate in the net exercise process to exercise stock options.

Restricted Share Units

A RSU is a unit equivalent in value to a common share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one common share (or the value thereof) for each RSU after a specified vesting period. The Plan Administrator may, from time to time, subject to the provisions of the Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of services rendered by the applicable participant in a taxation year (the “RSU Service Year”).

The number of RSUs (including fractional RSUs) granted at any particular time under the Equity Incentive Plan is calculated by dividing (a) the amount of any bonus or similar payment that is to be paid in RSUs (including the elected amount, as applicable), as determined by the Plan Administrator, by (b) the greater of (i) the Discounted Market Price of a common share on the date of grant, or and (ii) such amount as determined by the Plan Administrator in its sole discretion. The Plan Administrator has the authority to determine any vesting terms applicable to the grant of RSUs, provided that such terms comply with Section 409A of the United States Internal Revenue Code, to the extent applicable.

Upon settlement, RSU holders are entitled to receive (a) one fully paid and non-assessable common share in respect of each vested RSU, (b) a cash payment, or (c) a combination of common shares and cash, in each case as determined by the Plan Administrator. Any such cash payments made by the Company shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per common share on the settlement date. Subject to the provisions of the Equity Incentive Plan, and except as otherwise provided in an award agreement, no settlement date for any RSU shall occur, and no common share shall be issued or cash payment shall be made in respect of any RSU any later than the final business day of the third calendar year following the applicable RSU Service Year.

Performance Share Units

A PSU is a unit equivalent in value to a common share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one common share (or the value thereof) for each PSU after specific performance-based vesting criteria determined by the Plan Administrator, in its sole discretion, has been satisfied. The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the termination of a participant’s employment and the amount of any payment or transfer to be made pursuant to any PSU is determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable award agreement. The Plan Administrator may, from time to time, subject to the provisions of the Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “PSU Service Year”).

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs. Upon settlement, holders will receive (a) one fully paid and non-assessable common share in respect of each vested PSU, (b) a cash payment, or (c) a combination of common shares and cash, in each case as determined by the Plan Administrator. Any such cash payments made by the Company to a participant shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per common share as at the settlement date. Subject to the provisions of the Equity Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any PSU shall occur, and no common share shall be issued or cash payment shall be made in respect of any PSU any later than the final business day of the third calendar year following the applicable PSU Service Year.

Deferred Share Units

A DSU is a unit equivalent in value to a common share credited by means of a bookkeeping entry in the books of the Company, which entitles the holder to receive one common share (or, at the election of the holder and subject to the approval of the Plan Administrator, the cash value thereof) for each DSU on a future date. The Board may fix from time to time a portion of the total compensation paid by the Company to an eligible person in a calendar year for service that are to be payable in the form of DSUs. In addition, subject to the prior approval of the Plan Administrator, certain persons designated by the Plan Administrator are given, subject to the provisions of the Equity Incentive Plan, the right to elect to receive a portion of his or her compensation owing to them in the form of DSUs.

The Plan Administrator has the authority to determine any vesting terms applicable to the grant of DSUs. The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing (a) the amount of any compensation elected to be paid by the issuance of DSUs that are paid in DSUs, by (b) the Market Price of a common share on the date of grant. Upon settlement, holders will receive (a) one fully paid and non- assessable common share in respect of each vested DSU, (b) a cash payment, or (c) a combination of common shares and cash, in each case as determined by the Plan Administrator in its sole discretion. Any cash payments made under the Equity Incentive Plan by the Company to a participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per common share as at the settlement date.

Stock Appreciation Rights

A stock appreciation right is a right of a recipient to be paid compensation equivalent to an appreciation in the value of the common shares over a certain period of time. Each SAR entitles the holder to receive, upon the payment of the exercise price in respect thereto, one common share (or, at the election of the holder and subject to the approval of the Plan Administrator, the cash value thereof) for each SAR on a future date.

Stock Appreciation Rights

A stock appreciation right is a right of a recipient to be paid compensation equivalent to an appreciation in the value of the common shares over a certain period of time. Each SAR entitles the holder to receive, upon the payment of the exercise price in respect thereto, one common share (or, at the election of the holder and subject to the approval of the Plan Administrator, the cash value thereof) for each SAR on a future date.

The Plan Administrator has the authority to determine any vesting terms applicable to the grant of SARs. Upon payment of the exercise price in respect of each SAR, which shall be the fair market value of the common shares as determined by the Plan Administrator at the time of grant, provided that such fair market value shall not be less than the minimum price permitted by applicable laws and the policies of the Exchange, holders will receive (a) one fully paid and non-assessable common share in respect of each vested SAR, (b) a cash payment, or (c) a combination of common shares and cash, in each case as determined by the Plan Administrator in its sole discretion. Any cash payments made under the Equity Incentive Plan by the Company to a participant in respect of SAR to be redeemed for cash shall be calculated by multiplying the number of SAR to be redeemed for cash by the difference between the Market Price and the exercise price in respect of such SAR (assuming that the holder thereof has elected to exercise such SARs by way of a cashless exercise) per common share as at the settlement date.

Dividend Equivalents

Unless otherwise determined by the Plan Administrator, awards of RSUs, PSUs, DSUs and SARs are credited with dividend equivalents in the form of additional RSUs, PSU, DSUs and SARs, as applicable. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the awards to which they relate. Such dividend equivalents are computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per common share by the number of RSUs, PSUs, DSUs and SARs, as applicable, held by the participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places. For clarity, any dividend equivalents granted shall be included in calculating the limits prescribed by the Equity Incentive Plan. If the Company does not have a sufficient number of available common shares under the Equity Incentive Plan to grant such dividend equivalents, the Company must make such dividend payment in cash.

Black-out Periods

If an award expires during, or within five business days after, a routine or special trading Blackout Period (as defined in the Equity Incentive Plan), then, notwithstanding any other provision of the Equity Incentive Plan, unless the delayed expiration would result in negative tax consequences to the holder of the award, the award shall expire five business days after the Blackout Period is lifted by the Company; and provided that, (i) the Blackout Period must be deemed to have expired upon the general disclosure of the undisclosed Material Information (as defined in the Equity Incentive Plan), and (ii) the automatic extension of an award will not be permitted where the participant or the Company is subject to a cease trade order (or similar order under applicable securities laws) in respect of the Company’s securities.

Term

While the Equity Incentive Plan does not stipulate a specific term for awards granted thereunder, other than the options, which are subject to a maximum term of 10 years from the date of grant, subject to certain adjustments, as discussed below, shareholder approval is required to permit an Option to be exercisable beyond 10 years from its date of grant, except where an expiry date would have fallen within a Blackout Period of the Company. All awards must vest and settle in accordance with the provisions of the Equity Incentive Plan and any applicable award agreement, which award agreement may include an expiry date for a specific award.

Termination of Employment or Services

The following table describes the impact of certain events upon the participants under the Equity Incentive Plan, including termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a participant’s applicable employment agreement, consulting agreement, award agreement or other written agreement and subject to applicable employment standards legislation or regulations applicable to the participant’s employment or other engagement with the Company or any of its subsidiaries:

Event	Provisions
Termination for Cause	●	Any unvested awards held that have not been exercised, settled or surrendered as of the Termination Date (as defined in the New Plan) shall be immediately forfeited and
Registration		cancelled for no consideration and the participant shall not be entitled to any damages or other amounts in respect of such cancelled awards.

Termination without Cause	●	Any vested awards may, subject to the terms of the New Plan be exercised, settled or surrendered to the Company by the participant at any time during the period that terminates on the date that is 90 days after the Termination Date, with any award that has not been exercised, settled or surrendered at the end of such period shall be immediately forfeited and cancelled for no consideration and the participant shall not be entitled to any damages or other amounts in respect of such cancelled awards.

Disability	●	A portion of any award held by the participant that has not vested as of the date of the Disability (as defined in the New Plan) of such participant shall vest on such date, such portion to be equal to the number of unvested awards held by the participant as of the date of disability multiplied by a fraction the numerator of which is the number of days between the date of grant and the date of the disability and the denominator of which is the number of days between the date of grant and the date any unvested awards were originally scheduled to vest, and may, subject to the terms of the New Plan, be exercised, settled or surrendered to the Company by the participant at any time until the first anniversary of the date such participant became disabled, provided that with respect to any PSUs held by such participant, the attainment of performance goals shall be assessed on the basis of actual achievement of the performance goals up to the Termination Date, if the applicable performance period has been completed and the Company can determine if the performance goals have been attained, failing which the Company will assume Target Performance (as defined in the New Plan). Any award that has not been exercised, settled or surrendered at the end of such period shall be immediately forfeited and cancelled for no consideration and the participant shall not be entitled to any damages or other amounts in respect of such cancelled awards. The Equity Incentive Plan per Exchange Policy 4.4 does not permit acceleration of a mandatory one year vesting provision for Awards (RSUs/DSUs/PSUs/SARs) in case of a Disability of a Participant.

Event	Provisions
Death	●	Any award held by the participant that has not vested as of the date of the death of such participant shall vest on such date and may, subject to the terms of the New Plan, be exercised, settled or surrendered to the Company by the participant at any time during the period that terminates on the first anniversary of the date of such participant became disabled, provided that with respect to any PSUs held by such participant, the attainment of performance goals shall be assessed on the basis of actual achievement of the performance goals up to the date of death of such participant, if the applicable performance period has been completed and the Company can determine if the performance goals have been attained, failing which the Company will assume Target Performance. Any award that has not been exercised, settled or surrendered at the end of such period shall be immediately forfeited and cancelled and the participant shall not be entitled to any damages or other amounts in respect of such cancelled awards.

Retirement	●	Any award held by the participant that has not vested as of the date of Retirement (as defined in the New Plan) shall continue to vest in accordance with its terms and, if any such awards vest, shall be exercised, settled or surrendered by the Company to the participant provided that (a) with respect to any PSUs held by such participant, the attainment of performance goals shall be assessed on the basis of actual achievement of the performance goals up to the Termination Date, if the applicable performance period has been completed and the Company can determine if the performance goals have been attained, failing which the Company will assume Target Performance, and (b) for so long as the Common Shares are listed and posted for trading on the Exchange, any such award shall expire within a reasonable period, not exceeding twelve (12) months from the Termination Date, following which the participant shall not be entitled to any damages or other amounts in respect of such expired awards. .

●	Notwithstanding the foregoing, if, following his or her Retirement, the participant breaches the terms of any restrictive covenant in the participant’s written or other applicable employment or other agreement with the Company or a subsidiary of the Company, any award held by the participant that has not been exercised, surrendered or settled shall be immediately forfeited and cancelled for no consideration and the participant shall not be entitled to any damages or other amounts in respect of such cancelled awards.

The Plan Administrator may, in its discretion, at any time prior to, or following the events listed above, or in an employment agreement, consulting agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and an individual receiving an award under the Equity Incentive Plan, permit the acceleration or vesting of any or all awards or waive termination of any or all awards, all in the manner and on the terms as may be authorized by the Plan Administrator; provided that, for so long as the common shares are listed and posted for trading on the Exchange, (a) no acceleration of the vesting of options granted to investor relations service providers is permitted without prior Exchange acceptance; and (b) no awards (other than options) may vest before the date that is one year following the date it is granted or issued, other than as may be permitted or not prohibited pursuant to Exchange policies.

Change in Control

Subject to certain rules and restrictions of the Exchange, under the Equity Incentive Plan, except as may be set forth in an employment agreement, consulting agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and a participant:

(a)	If within 12 months following the completion of a transaction resulting in a Change in Control (as defined in the Equity Incentive Plan), a participant’s employment, consultancy or directorship is terminated without Cause (as defined in the Equity Incentive Plan):

(i)	any unvested awards held by the Participant at the termination date may vest in the sole discretion of the Plan Administrator; and

(ii)	any vested awards may, subject to the terms of the Equity Incentive Plan, be exercised, settled or surrendered to the Company by the participant at any time during the period that terminates on the date that is 90 days after the Termination Date, with any award that has not been exercised, settled or surrendered at the end of such period shall be immediately forfeited and cancelled for no consideration and the participant shall not be entitled to any damages or other amounts in respect of such cancelled awards.

(b)	Unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Common Shares will cease trading on the Exchange or any other exchange, the Company may terminate all of the awards, other than an option held by a Canadian Taxpayer (as defined in the Equity Incentive Plan) for the purposes of the Tax Act, granted under the Equity Incentive Plan at the time of, and subject to the completion of, the Change in Control transaction by paying to each holder an amount equal to the fair market value of his or her respective award (as determined by the Plan Administrator, acting reasonably) at or within a reasonable period of time following completion of such Change in Control transaction.

Non-Transferability of Awards

Except as permitted by the Plan Administrator, and to the extent that certain rights may pass to a beneficiary or legal representative upon the death of a participant by will or as required by law, no assignment or transfer of awards granted under the Equity Incentive Plan, whether voluntary, involuntary, by operation of law or otherwise, is permitted.

Amendments to the Equity Incentive Plan

The Plan Administrator may also from time to time, without notice and without approval of the holders of voting shares, amend, modify, change, suspend or terminate the Equity Incentive Plan or any awards granted pursuant thereto as it, in its discretion, determines appropriate, provided that no such amendment, modification, change, suspension or termination of the Equity Incentive Plan or any award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the Equity Incentive Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements.

Notwithstanding the above, and subject to the rules of the Exchange, the approval of shareholders is required to effect any of the following amendments to the Equity Incentive Plan:

(a)	increasing the percentage of the Company’s issued and outstanding common shares reserved for issuance under the Equity Incentive Plan, except pursuant to the provisions in the Equity Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(b)	increasing or removing the 10% limits on common shares issuable or issued to insiders of the Company;

(c)	reducing the exercise price of an award (for this purpose, a cancellation or termination of an award of a participant prior to its expiry date for the purpose of reissuing an award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an award) except pursuant to the provisions in the Equity Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(d)	extending the term of an option award beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within five business days following the expiry of such a blackout period);

(e)	permitting an option award to be exercisable beyond 10 years from its date of grant (except where an expiry date would have fallen within a blackout period);

(f)	increasing or removing the limits on the participation of non-employee directors;

(g)	permitting awards to be transferred to a person;

(h)	changing the eligible participants;

(i)	pertaining to a matter expressly subject to approval of the shareholders pursuant to the applicable rules of the Exchange; and

(j)	deleting or otherwise limiting the amendments which require approval of the shareholders,

and in the case of subsections (a), (b), (c) and (f), such approval must be obtained from disinterested shareholders of the Company. Except for the items listed above, amendments to the Equity Incentive Plan do not require shareholder approval. Such amendments include (but are not limited to): (a) amending the general vesting provisions of an award provided that such amendment does not have the effect of altering the scope, nature and intent of the amended provisions, (b) adding covenants of the Company for the protection of the participants provided that such addition does not have the effect of altering the scope, nature and intent of the amended provisions, (c) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides provided that such amendments do not have the effect of altering the scope, nature and intent of the amended provisions, and (d) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error provided that such correction does not have the effect of altering the scope, nature and intent of the amended provisions.

In the event of any conflict between the provisions of the Equity Incentive Plan and an award agreement or employment agreement, the provision of the Equity Incentive Plan will prevail.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our common shares as of the date of this registration statement by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding common shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to common shares. Common shares issuable pursuant to outstanding options or warrants to purchase common shares that are exercisable, or securities that are convertible into common shares, within 60 days after April 30, 2026, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 11,362,318 common shares outstanding on April 30, 2026 plus an additional (i) 1,571,429 common shares issuable upon the effectiveness of the listing of our common shares on Nasdaq representing contingent right shares pursuant to the Share Purchase Agreement in connection with the Acquisition, and (ii) 1,949,794 common shares and warrants to purchase 1,949,794 common shares upon the automatic conversion of August 2025 Convertible Debentures (as defined below) immediately following the effectiveness of the listing of our common shares on Nasdaq.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of our company at a subsequent date. Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is c/o Fort Technology Inc., 325 Front Street West, 2nd Floor, Toronto, Ontario, M5V 2Y1, Canada.

	No. of Common Shares Beneficially Owned	Percentage Owned
Holders of 5% or more of our voting securities:
Nexera Technologies Ltd. (1)	11,416,863	72.53%
Directors and executive officers who are not 5% holders:
Gabriel Kabazo (2)	22,572	*	%
Ronen Zalayet (3)	-	-
Oz Adler (4)	-	-
Liat Sidi (5)	-	-
Tamir Fayerman (6)	-	-
Ohad David (7)	-	-
Asaf Itzhaik (8)	101,436	*	%
Avishay Rashuk	-	-
All directors and executive officers as a group (8 persons)	124,008	*	%

*	Indicates less than 1%.

(1)	The address of Nexera Technologies Ltd. is 7 Mezada Street, Bnei Brak, Israel 5126112. Nexera Technologies Ltd. is a publicly traded company. To the best of our knowledge, Nexera Technologies Ltd. does not have any controlling shareholders. The chief financial officer of Nexera Technologies Ltd. is Ronen Zalayet, our current chief financial officer, and the VP Finance of Nexera Technologies Ltd is Avishay Rashuk, our chief financial officer, effective as of the effectiveness date of the listing of our common shares on Nasdaq. Consists of (i) 8,129,379 common shares, (ii) 1,571,429 common shares issuable upon the effectiveness of the listing of our common shares on Nasdaq representing contingent right shares pursuant to the Share Purchase Agreement in connection with the Acquisition, (iii) 858,031 common shares issuable upon the conversion of August 2025 Convertible Debentures and (iv) 858,031 common shares issuable upon the exercise of August 2025 Warrants. Does not include up to an additional 3,142,858 contingent right shares, each entitling the holding thereof to acquire one common shares of Fort Technology Inc. for no additional consideration upon the achievement of certain pre-determined milestones following the Acquisition as set forth in the Share Purchase Agreement. In connection with the Company’s acquisition of Fort Products Limited in July 2025, which was a qualifying transaction under the policies of the TSX Venture Exchange, at the request of the TSX Venture Exchange, Nexera undertook not to acquire, exercise or convert securities currently held to the extent (but only to the extent) that, after giving effect to such acquisition, exercise or conversion (as applicable), Nexera would, directly or indirectly, own in excess of 80% of our outstanding common shares.

(2)	Consists of 14,286 common shares and 8,286 stock options. Does not include 85,714 RSUs that vest in more than 60 days from the date of this registration statement.

(3)	Does not include 42,857 RSUs that vest in more than 60 days from the date of this registration statement.

(4)	Does not include 10,714 RSUs that vest in more than 60 days from the date of this registration statement.

(5)	Does not include 10,714 RSUs that vest in more than 60 days from the date of this registration statement.

(6)	Does not include 10,714 RSUs that vest in more than 60 days from the date of this registration statement.

(7)	Does not include 10,714 RSUs that vest in more than 60 days from the date of this registration statement.

(8)	Consists of (i) 50,718 common shares issuable upon the conversion of August 2025 Convertible Debentures and (ii) 50,718 common shares issuable upon the exercise of August 2025 Warrants. Does not include 10,714 RSUs that vest in more than 60 days from the date of this registration statement.

Significant Changes in Percentage Ownership by Major Shareholders

To our knowledge, other than as disclosed in this registration statement, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2022. The major shareholders listed above do not have voting rights with respect to their common shares that are different from the voting rights of other holders of our common shares.

B.	Related Party Transactions

The following is a description of related-party transactions we have entered into since January 1, 2022, with any of the members of the board of directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction.

Agreements and Arrangements With, and Compensation of, Directors and Executive Officers

We have entered into written employment agreements or service agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. See “Item 6.B — Compensation — Agreements with Executive Officers.”

Indemnification Agreements

The OBCA and our by-laws provide that we may indemnify any of our directors, former directors, officers or former officers against all eligible penalties to which such person is or may be liable, and we may, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. In addition, we may indemnify any other person who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, in accordance with the OBCA.

Upon the effectiveness of the listing of our common shares on Nasdaq, we intend to enter into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our articles. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by such persons in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions in our articles and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

RSUs

We have granted RSUs to certain of our directors and executive officers. Such award agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. See also “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” We describe our Equity Incentive Plan under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Equity Incentive Plan.” If the relationship between us and a director or executive officer is terminated, RSUs that are vested shall be settled in accordance with the settlement schedule set forth in the applicable award agreement.

Nexera Loan

On February 5, 2026, we entered into a loan agreement with Nexera pursuant to which Nexera agreed to make available to us a loan of up to $450,000 The Nexera Loan bears interest at a rate of 14% per annum, calculated on a simple interest basis, and are repayable, together with all accrued and unpaid interest, on or before December 31, 2026. We may elect to repay the loan, in whole or in part, at any time without penalty, premium, or any additional fee or payment. As of the date hereof, the outstanding principal amount is $225,000. Mr. Ronen Zalayet, our Chief Financial Officer, also serves as the Chief Financial Officer of Nexera, and Mr. Avishay Rashuk, our incoming Chief Financial Officer, also serves as the Vice President of Finance of Nexera.

Fort Technology Inc. Share Purchase Agreement

On February 6, 2025, Fort Technology Inc. (then known as Impact Acquisitions Corp) entered into the Share Purchase Agreement with Nexera Technologies Ltd. for the Acquisition. The Acquisition closed on July 7, 2025. Upon the closing of the Acquisition, Fort issued 357,413 common shares to certain finders as compensation for providing advisory services in connection with the transaction. One of the finders, who received 119,048 common shares, is a company owned by a family member of one of our former directors and the former Chief Executive Officer and director of Nexera . In addition, Mr. Ronen Zalayet, our Chief Financial Officer, also serves as the Chief Financial Officer of Nexera, and Mr. Avishay Rashuk, our incoming Chief Financial Officer, also serves as the Vice President of Finance of Nexera. See “Item 4B. Business Overview – Recent Developments – Impact Share Purchase Agreement” above for further information.

Nexera Debt Settlement Agreement

On December 24, 2025, we entered into a debt settlement agreement with Nexera pursuant to which we issued to Nexera 1,700,801 common shares, at a price per share equal to CAD $1.98 (approximately US $1.44, in full and final settlement of accrued and outstanding indebtedness in the aggregate amount of CAD$3,367,587 (approximately US $2,462,767). The debt was originally incurred by Fort UK and Fort Products LLC, our wholly-owned U.S. subsidiary, as part of the 2023 Service Agreement (as defined below) and was previously assigned to us. The common shares issued to Nexera pursuant to the debt settlement agreement will be subject to a four months and a day hold period pursuant to applicable Canadian securities laws.

Nexera Services Agreement with Fort Technology

On July 7, 2025, we entered into a service agreement with Nexera, or the 2025 Service Agreement, pursuant to which Nexera will provide different services to us. The 2025 Service Agreement is for a period of 12 months starting July 2025 and renewed for additional successive 12 months period. The 2025 Service Agreement can be terminated by either party with 60 days advance notice. Fees are determined by a transfer pricing study compliant with applicable laws. We currently accrue service fees of approximately $5,000 per month to Nexera under the 2025 Service Agreement, which is expected to increase after we complete the listing of our common shares on the Nasdaq. Pursuant to the 2025 Service Agreement, the services that Nexera provides to us include corporate management services relating to business strategy and execution, corporate support and administrative services, including services relating to finance, bookkeeping and operation, and such other services as may be agreed from time to time.

Nexera Services Agreement with Fort UK

On March 30, 2023, Fort UK entered into a service agreement with Nexera, or the 2023 Service Agreement, pursuant to which Nexera will provide different services to Fort UK. The 2023 Service Agreement is for a period of 12 months starting March 2023 and renewed for additional successive 12 months period. The 2023 Service Agreement can be terminated by either party with 60 days advance notice. Fees are determined by a transfer pricing study compliant with applicable laws. On June 10, 2025, the 2023 Service Agreement was amended pursuant to which the term of the 2023 Service Agreement was extended to March 9, 2026, and will automatically renew for additional successive 12-month periods unless terminated by mutual agreement or 60 days notice. Fort UK currently accrues services fees of approximately $30,000 per month to Nexera under the 2023 Service Agreement, which is expected to remain the same in 2026. Amounts owed by Fort UK under the 2023 Service Agreement were converted into 1,700,802 common shares on December 24, 2025 pursuant to the a debt settlement agreement with Nexera, which was equal to the aggregate outstanding related parties payable balance of approximately $2.46 million as of September 30, 2025. For additional information, see “Item 7B. Related Party Transactions—Nexera Debt Settlement Agreement” above.

August 2025 Private Placement

On August 21, 2025, the Company closed the August 2025 Private Placement of 5,000 convertible debentures units, with a Principal Amount of CAD$1,000, at a price of approximately $1,452 per August 2025 Convertible Debenture for gross proceeds of $3,630,513. On December 31, 2025, we received irrevocable conversion notices from the holders of our August 2025 Convertible Debentures pursuant to which, immediately following the effectiveness of the listing of our common shares on Nasdaq, an aggregate principal amount of US $3,630,513 of the August 2025 Convertible Debentures then outstanding will be automatically converted into 1,949,794 August 2025 Units at the August 2025 Conversion Price.

The Company engaged two Advisors in connection with the August 2025 Private Placement. In consideration for the services provided by the Advisors, the Company paid to the Advisors an aggregate of $155,074 and issued to the Advisors 128,861 common share at a price of $1.862 per common share. Nexera acquired an aggregate of 2,200 August 2025 Convertible Debentures for gross proceeds of $1,597,653, representing approximately 858,031 common shares on conversion of the August 2025 Convertible Debentures. Mr. Asaf Itzhaik, a director of the Company, acquired an aggregate of 65 Convertible Debentures for gross proceeds of $94,437, representing approximately 50,718 common shares on conversion of the August 2025 Convertible Debentures. See “Item 5 — Operating and Financial Review and Prospects – Recent Transactions – August 2025 Private Placement” above for further information.

Miga Consulting Agreement

On July 7, 2025, the Company entered into a consulting agreement with Miga Consulting Ltd. (“Miga”), pursuant to which Miga will provide the Company with Chief Executive Officer services for a term of 24 months. Gabriel Kabazo, the current Chief Executive Officer of the Company, is the sole shareholder of Miga. The Company has agreed to pay Miga a monthly consulting fee of US $4,750, payable upon the commencement of services.

D.S. Blue White Assets Consulting Agreement

On July 7, 2025, the Company entered into a consulting agreement with D.S. Blue White Assets (2006) Ltd. (“D.S.”), pursuant to which D.S. will provide the Company with Chief Financial Officer services for a term of 24 months. Ronen Zalayet the current Chief Financial Officer of the Company, is the sole shareholder of D.S. The Company has agreed to pay D.S. a monthly consulting fee of US $5,500, payable upon the commencement of services.

Hike Capital Consulting Agreement

On November 8, 2025, the Company entered into a consulting agreement with Hike Capital Inc. (“Hike”) pursuant to which Hike will provide the Company with financial advisory and consulting services for a term of 24 months. The Company has agreed to pay Hike a monthly fee of CAD 5,000 (approximately $3,550) payable upon the effectiveness of the listing of our common shares on Nasdaq. In addition, the Company granted Hike Capital an aggregate of 42,857 RSUs with 21,429 RSUs vesting 12 months following the grant date and the remaining RSUs vesting in equal portion of 5,357 RSUs each three months thereafter. The chief executive officer of Hike is the brother of Ohad David, a member of the Company’s board of directors.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We are not currently subject to any material legal proceedings.

Dividends

We have never declared or paid any cash dividends to our shareholders of our common shares, and we do not anticipate or intend to pay cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors, in compliance with applicable legal requirements and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, our strategic goals and plans to expand our business, applicable law and other factors that our board of directors may deem relevant.

The OBCA imposes further restrictions on our ability to declare and pay dividends.

Payment of dividends may be subject to Canadian withholding taxes. See “Item 10.E. Taxation—Material Canadian Federal Income Tax Considerations” for additional information.

B.	Significant Changes

No significant change, other than as otherwise described in this registration statement, has occurred in our operations since the date of our consolidated financial statements included in this registration statement.

ITEM 9. THE OFFER AND LISTING.

A.	Offer and Listing Details

Our common shares are listed on the TSXV under the symbol “FORT.V” and commenced trading after our qualifying transaction with Fort Products Limited on July 10, 2025.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares are listed on the TSXV under the symbol “FORT.V” and commenced trading after our qualifying transaction with Fort Products Limited on July 10, 2025. We are filing this registration statement in anticipation of the listing of our common shares on the Nasdaq Capital Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

The following descriptions of share capital are summaries and are qualified by reference to our articles, a copy of which is filed with the SEC as an exhibit to this registration statement.

As of April 30, 2026, we had 11,362,318 common shares issued and outstanding and our authorized share capital consists of an unlimited number of common shares, no par value. In addition, (i) upon the effectiveness of the listing of our common shares on Nasdaq, 1,571,429 common shares, representing contingent right shares pursuant to the Share Purchase Agreement will be issued to Nexera as the achievement of one of the milestones and (ii) 1,949,794 common shares and warrants to purchase 1,949,794 common shares will be issued upon the automatic conversion of August 2025 Convertible Debentures (as defined below) immediately following the effectiveness of the listing of our common shares on Nasdaq. All of our outstanding common shares have been validly issued, fully paid and non-assessable. Our common shares are not redeemable and are not subject to any preemptive right.

Upon the effectiveness of this registration statement, our common shares are anticipated to be listed for trading on the Nasdaq and will continue to trade on the TSX Venture Exchange.

Since January 1, 2022, our share capital has changed as follows:

●	On August 21, 2025, we closed the August 2025 Private Placement” of convertible debentures at a price of $1,452 per August 2025 Convertible Debenture for gross proceeds of $3,630,513. The August 2025 Convertible Debentures will mature on August 21, 2027, and bear interest at 10% per annum, payable quarterly with the first payment being for the period from August 21, 2025 to September 30, 2025. At the option of the holder, the principal amount of the August 2025 Convertible Debentures is convertible into August 2025 Units, at any time from August 21, 2025 until August 21, 2027 at a price equal to $1.862 per August 2025 Unit. Each August 2025 Unit is comprised of one common share and one August 2025 Warrant. Each August 2025 Warrant will entitle the holder thereof to acquire one additional common share at an exercise price of $1.862 per common share until August 21, 2030. The August 2025 Convertible Debentures, and the securities issuable upon conversion of the August 2025 Convertible Debentures, are subject to a holding period until December 22, 2025, in compliance with applicable Canadian securities laws and the rules of the TSXV. The net proceeds from the August 2025 Private Placement were used for general working capital requirements and a loan investment. We engaged two Advisors in connection with the August 2025 Private Placement. In consideration for the services provided by the Advisors, we paid to the Advisors an aggregate of $155,074 and issued to the Advisors 128,861 common share at a price of $1.862 per common share. Nexera acquired an aggregate of 1,100 August 2025 Convertible Debentures for gross proceeds of $1,597,653, representing approximately 1858,031 common shares on conversion of the August 2025 Convertible Debentures. Mr. Asaf Itzhaik, a member of our board of directors, acquired an aggregate of 65 Convertible Debentures for gross proceeds of $94,437, representing approximately 50,718 common shares on conversion of the August 2025 Convertible Debentures. See “Item 5 — Operating and Financial Review and Prospects – Recent Transactions – August 2025 Private Placement” above for further information.

●	On February 6, 2025, we, being Fort Technology Inc. (then known as Impact Acquisitions Corp, a capital pool company listed on the TSX Venture Exchange), entered into the Share Purchase Agreement with Nexera Technologies Ltd., a company incorporated under the laws of the State of Israel, pursuant to which, on the terms and subject to the conditions of the Share Purchase Agreement, Fort Products Limited, a wholly-owned U.K.-based subsidiary of Nexera sold all of the issued and outstanding shares of Fort Products Limited to us, with us continuing as the surviving corporation. The Acquisition closed on July 7, 2025. In connection with the consummation of Acquisition, we changed our name from “Impact Acquisitions Corp” to “Fort Technology Inc.”. Pursuant to the Share Purchase Agreement, among other things, Nexera sold to us, all of the issued and outstanding common shares of Fort UK, in consideration for 7,142,857 of our common shares and an additional 4,714,287 contingent right shares, each entitling the holding thereof to acquire one of our common shares for no additional consideration upon the achievement of certain pre-determined milestones, representing a post-closing equity interest us of 75.02%. See “Item 4B. Business Overview – Recent Developments – Impact Share Purchase Agreement” above for further information.

●	On March 9, 2022, we announced the completion of our initial public offering in Canada of 214,285 common shares at the price of $1.40 per common share for gross proceeds of $300,000 on the TSX Venture Exchange. Our common shares initially commenced trading on the TSX Venture Exchange on March 11, 2022. Our common shares are currently listed on the TSXV under the symbol “FORT.V” and commenced trading after our qualifying transaction with Fort Products Limited on July 10, 2025. PI Financial Corp. was retained to act as exclusive agent with respect to our initial public offering in Canada. The Agent received commissions of $30,000 as well as non-transferrable share purchase warrants to acquire 21,428 common shares at an exercise price of $1.40 per common share. The warrants expire on March 11, 2027.

●	On March 9, 2022, we also granted incentive stock options to acquire 41,428 common shares at an exercise price of $1.40 per option to the directors and officers of the company. The options expire on March 9, 2027.

●	On November 29, 2024, we completed a private placement of 1,428,571 common shares at the price of $0.70 per common share for gross proceeds of $1,000,000.

●	A cash commission of $82,500 were paid to eligible finders and 17,857 common shares were issued to these finders. These costs were classified as share issuance costs. We recorded $213,800 share issuance costs.

Our board of directors may determine the issue prices and terms for such shares or other securities, and may further determine any other provision relating to such issue of shares or securities. We may also issue and redeem redeemable securities on such terms and in such manner as our board of directors shall determine.

As of April 30, 2026, we had 315 holders of record of our common shares.

For further information on our shares, see “—Item 10.B. Memorandum and Articles of Association.”

B.	Articles

The following is a summary of the material terms of our share capital, as set forth in our Articles of Continuance and certain related sections of the OBCA. The following summary is subject to, and is qualified in its entirety by reference to, the provisions of our articles and the applicable provisions of the OBCA.

Common Shares

All of our common shares are one and the same class, identical in all respects and have equal rights, powers and privileges.

Voting. The holders of the common shares shall be entitled to receive notice of, to attend and to one (1) vote in respect of each common shares held at all meetings of shareholders except meetings at which only holders of another class of shares of the Company are entitled to vote.

Dividends. The holders of common shares shall be entitled to receive dividends if, as and when declared by the directors of the Company out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable in such manner as the directors of the Company may from time to time determine

Liquidation. In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up the affairs of the Company, and subject to the prior rights attaching to any other class of shares of the Company, the holders of the common shares shall, after payment of all declared but unpaid dividends in respect of such shares, share ratably on a share per share basis in the remaining assets of the Company.

Other Rights and Preferences. The articles of continuance do not provide for any further rights or preferences attaching to the common shares. As a result, holders of our common shares will have no preemptive, conversion or subscription rights, and there will be no redemption or sinking funds provisions applicable to our common shares.

Fully Paid and Nonassessable. All of our outstanding common shares are fully paid and nonassessable.

Anti-Takeover Provisions

Some provisions of the OBCA and other Ontario laws could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that shareholders may otherwise consider to be in their best interests or in our best interests, including transactions that provide for payment of a premium over the market price for our common shares.

Limitations on Liability and Indemnification Matters

The OBCA and our by-laws provide that we may indemnify and save harmless a director or officer of the Company, a former director or officer of the Company, or another individual who acts or acted at the Company’s request as a director or officer, or an individual acting in a similar capacity, or another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative investigative or other proceeding in which the individual is involved because of that association with the Company or other entity. We may also advance money to a director, officer or other individual for the costs, charges and expenses of a proceeding, but the individual shall repay the money to the Company if the individual does not fulfil the conditions to have acted honestly and in good faith with a view to the best interests of the Company or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Company’s request; and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

We also have entered and intend to enter into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our articles. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by such persons in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions in our articles and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

The above description of the limitation of liability and indemnification provisions of our by-laws, and our indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which will be filed as an exhibit to this registration statement to which this prospectus forms a part.

The limitation of liability and indemnification provisions in our by-laws may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our shareholders. A shareholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is Endeavor Trust Corporation, with a mailing address of 702 - 777 Hornby Street, Vancouver, BC V6Z 1S4 Canada, and a phone number of (604) 559-8880.

Comparison of Shareholder Rights

We are a corporation governed by the OBCA. The following discussion summarizes material differences between the rights of holders of common shares and the holders of the common stock of a typical corporation incorporated under the laws of the state of Delaware, which result from differences in governing documents and the laws of Ontario and Delaware. This summary is qualified in its entirety by reference to the Delaware General Corporation Law, or the DGCL, the OBCA, and our articles.

	Delaware	Ontario
Stockholder/Shareholder Approval of Business Combinations; Fundamental Changes

Under the DGCL, certain fundamental changes such as amendments to the certificate of incorporation, a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of a corporation not in the usual and regular course of the corporation’s business, or a dissolution of the corporation, are generally required to be approved by the holders of a majority of the outstanding stock entitled to vote on the matter, unless the certificate of incorporation requires a higher percentage.

However, under the DGCL, mergers in which less than 20% of a corporation’s stock outstanding immediately prior to the effective date of the merger is issued generally do not require stockholder approval. In certain situations, the approval of a business combination may require approval by a certain number of the holders of a class or series of shares. In addition, Section 251(h) of the DGCL provides that stockholders of a constituent corporation need not vote to approve a merger if: (i) the merger agreement permits or requires the merger to be effected under Section 251(h) and provides that the merger shall be effected as soon as practicable following the tender offer or exchange offer, (ii) a corporation consummates a tender or exchange offer for any and all of the outstanding stock of such constituent corporation that would otherwise be entitled to vote to approve the merger, (iii) following the consummation of the offer, the stock accepted for purchase or exchanges plus the stock owned by the consummating corporation equals at least the percentage of stock that would be required to adopt the agreement of merger under the DGCL, (iv) the corporation consummating the offer merges with or into such constituent corporation and (v) each outstanding share of each class or series of stock of the constituent corporation that was the subject of and not irrevocably accepted for purchase or exchange in the offer is to be converted in the merger into, or the right to receive, the same consideration to be paid for the shares of such class or series of stock of the constituent corporation irrevocably purchased or exchanged in such offer.

The DGCL does not contain a procedure comparable to an arrangement under OBCA.

The OBCA permits corporations to effect certain fundamental changes to their constitution, with different specific rules governing each type of fundamental change. The OBCA provides a comprehensive list of changes that can be made, including altering the corporation’s name, adding or removing restrictions on the business or powers of the corporation, changing the number of shares authorized to be issued, creating new classes of shares, and changing the rights, privileges, restrictions and conditions attached to the shares. The process of amending a corporation’s articles is typically done through a special resolution.

Further, under the OBCA, certain extraordinary corporate actions including: amalgamations; arrangements; continuances; sales, leases or exchanges of all or substantially all of the property of a corporation; liquidations and dissolutions are required to be approved by special resolution.

A “special resolution” is a resolution (i) submitted to a special meeting of the shareholders of a corporation duly called for the purpose of considering the resolution and passed at the meeting by at least two-thirds of the votes cast, or (ii) consented to in writing by each shareholder of the corporation entitled to vote on the resolution.

In the case of an offering company, an “ordinary resolution” is a resolution that is submitted to a meeting of the shareholders of a corporation and passed, with or without amendment, at the meeting by at least a majority of the votes cast, in person or by proxy.

Under the OBCA, shareholders of a class or series of shares are entitled to vote separately as a class in the event of certain transactions that affect holders of the class or series of shares in a manner different from the shares of another class or series of the corporation, whether or not such shares otherwise carry the right to vote.

Under the OBCA, arrangements are permitted. An arrangement may include, among others, an amalgamation, a transfer of all or substantially all the property of the corporation, and a liquidation and dissolution of a corporation. In general, a plan of arrangement is approved by a corporation’s board of directors and then is submitted to a court for approval. It is customary for a corporation in such circumstances to apply to a court initially for an interim order governing various procedural matters prior to calling any security holder meeting to consider the proposed arrangement. Arrangements must generally be approved by a special resolution of shareholders. The court may, in respect of an arrangement proposed with persons require that those persons approve the arrangement in the manner and to the extent required by the court. The court determines, among other things, to whom notice shall be given and whether, and in what manner, approval of any person is to be obtained and also determines whether any shareholders may dissent from the proposed arrangement and receive payment of the fair value of their shares. Following compliance with the procedural steps contemplated in any such interim order (including as to obtaining security holder approval), the court would conduct a final hearing, which would, among other things, assess the fairness and reasonableness of the arrangement and approve or reject the proposed arrangement.

Special Vote Required for Combinations with Interested Stockholders/ Shareholders

Section 203 of the DGCL provides (in general) that a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder. The prohibition on business combinations with interested stockholders does not apply in some cases, including if: (i) the board of directors of the corporation, prior to the time of the transaction in which the person became an interested stockholder, approves (a) the business combination or (b) the transaction in which the stockholder becomes an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) the board of directors and the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder approve the business combination on or after the time of the transaction in which the person became an interested stockholder.

For the purpose of Section 203, the DGCL, subject to specified exceptions, generally defines an interested stockholder to include any person who, together with that person’s affiliates or associates, (i) owns 15% or more of the outstanding voting stock of the corporation (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or (ii) is an affiliate or associate of the corporation and owned 15% or more of the outstanding voting stock of the corporation at any time within the previous three years.

While the OBCA does not contain specific anti-takeover provisions with respect to “business combinations”, rules and policies of certain Canadian securities regulatory authorities, including Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions (“Multilateral Instrument 61-101”), contain requirements in connection with, among other things, “related party transactions” and “business combinations”, including, among other things, any transaction by which an issuer directly or indirectly engages in the following with a related party: acquires, sells, leases or transfers an asset, acquires the related party, acquires or issues treasury securities, amends the terms of a security if the security is owned by the related party or assumes or becomes subject to a liability or takes certain other actions with respect to debt.

The term “related party” includes, inter alia, directors, senior officers and holders of more than 10% of the voting rights attached to all outstanding voting securities of the issuer or holders of a sufficient number of any securities of the issuer to materially affect control of the issuer.

Multilateral Instrument 61-101 requires, subject to certain exceptions, the preparation of a formal valuation relating to certain aspects of the transaction and more detailed disclosure in the proxy materials sent to security holders in connection with a related party transaction including related to the valuation. Multilateral Instrument 61-101 also requires, subject to certain exceptions, that an issuer not engage in a related party transaction unless the shareholders of the issuer, other than shares held by the related parties, approve the transaction by a simple majority of the disinterested votes cast.

Appraisal Rights; Rights to Dissent	Under the DGCL, a stockholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction. For example, a stockholder is entitled to appraisal rights in the case of a merger or consolidation if the shareholder is required to accept in exchange for the shares anything other than: (i) shares of stock of the corporation surviving or resulting from the merger or consolidation, or depository receipts in respect thereof; (ii) shares of any other corporation, or depository receipts in respect thereof, that on the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 shareholders; (iii) cash instead of fractional shares of the corporation or fractional depository receipts of the corporation; or (iv) any combination of the shares of stock, depository receipts and cash instead of the fractional shares or fractional depository receipts.

Under the OBCA, each of the following matters listed will entitle shareholders to exercise rights of dissent and to be paid the fair value of their shares: (i) any amalgamation with another corporation (other than with certain affiliated corporations); (ii) an amendment to the corporation’s articles to add, change or remove any provisions restricting the issue, transfer or ownership of a class or series of shares; (iii) an amendment to the corporation’s articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on or the powers that the corporation may exercise; (iv) a continuance under the laws of another jurisdiction; (v) a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business; and (vi) where a court order permits a shareholder to dissent in connection with an application to the court for an order approving an arrangement. However, a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy. The OBCA provides these dissent rights for both listed and unlisted shares.

Under the OBCA, a shareholder may, in addition to exercising dissent rights, seek an oppression remedy for any act or omission of a corporation which is oppressive or unfairly prejudicial to or that unfairly disregards a shareholder’s interests. The OBCA’s oppression remedy enables a court to make an order to rectify the matters complained of if the court is satisfied upon application by a complainant (as defined herein) that in respect of a corporation or any of its affiliates, (i) any act or omission of the corporation or any of its affiliates effects or threatens to effect a result; (ii) the business or affairs of the corporation or any of its affiliates are, have been or are threatened to be carried on or conducted in a manner; or (iii) the powers of the directors of the corporation or any of its affiliates are, have been or are threatened to be exercised in a manner, that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of any securityholder, creditor, director or officer of the corporation. The oppression remedy provides the court with broad and flexible jurisdiction to make any order it thinks fit including but not limited to: amending the articles of a corporation, issuing or exchanging securities, setting aside transactions, and appointing or replacing directors.

For the purposes of the oppression remedy, a “complainant” includes current and former registered and beneficial owners of a security of the corporation or any of its affiliates, a director or an officer or former director or officer of the corporation or any of its affiliates, as well as any other person whom the court considers appropriate.

Compulsory Acquisition	Under the DGCL, mergers in which one corporation owns 90% or more of each class of stock of a second corporation may be completed without the vote of the second corporation’s board of directors or shareholders.	The OBCA provides a right of compulsory acquisition for an offeror that acquires 90% of a corporation’s securities pursuant to a take-over bid or issuer bid, other than securities held at the date of the bid by or on behalf of the offeror. The OBCA also provides that where a person, its affiliates and associates acquire 90% or more of a class of equity securities of a corporation, then the holder of any securities of that class not counted for the purposes of calculating such percentage is entitled to require the corporation to acquire the holder’s securities of that class in accordance with the procedure set out in the OBCA.

Stockholder/ Shareholder Consent to Action Without Meeting	Under the DGCL, unless otherwise provided in the certificate of incorporation, any action that can be taken at a meeting of the stockholders may be taken without a meeting if written consent to the action is signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take the action at a meeting of the stockholders.	Under the OBCA, in the case of an offering company, a written resolution signed by all the shareholders of a corporation who would have been entitled to vote on the resolution at a meeting is effective to approve the resolution.

Special Meetings of Stockholders/ Shareholders	Under the DGCL, a special meeting of shareholders may be called by the board of directors or by such persons authorized in the certificate of incorporation or the bylaws.	The OBCA provides that our shareholders may requisition a special meeting in accordance with the OBCA. The OBCA provides that the holders of not less than 5% of our issued shares that carry the right to vote at a meeting may requisition our directors to call a special meeting of shareholders for the purposes stated in the requisition. If the directors do not call such meeting within 21 days after receiving the requisition despite the technical requirements under the OBCA having been met, any shareholder who signed the requisition may call the special meeting.

Distributions and Dividends; Repurchases and Redemptions	Under the DGCL, subject to any restrictions contained in the certificate of incorporation, a corporation may pay dividends out of capital surplus or, if there is no surplus, out of net profits for the current and/or the preceding fiscal year in which the dividend is declared, as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by issued and outstanding shares having a preference upon the distribution of assets. Surplus is defined in the DGCL as the excess of the net assets over capital, as such capital may be adjusted by the board. A Delaware corporation may purchase or redeem shares of any class except when its capital is impaired or would be impaired by the purchase or redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

Under the OBCA, a corporation may pay a dividend in money or other property unless there are reasonable grounds for believing that the corporation is or after the payment would be unable to pay its liabilities as they become due or the realizable value of its assets would thereby be less than the aggregate of its liabilities and its stated capital of all classes.

The OBCA provides that no special rights or restrictions attached to a series of any class of shares confer on the series a priority in respect of dividends or return of capital over any other series of shares of the same class.

Under the OBCA, the purchase or other acquisition by a corporation of its shares is generally subject to solvency tests similar to those applicable to the payment of dividends (as set out above). We are permitted, under applicable corporate laws, to acquire any of our shares, subject to applicable corporate law requirements, any security exchange rules and conditions and the requisite corporate approval.

Vacancies on Board of Director	Under the DGCL, a vacancy or a newly created directorship may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director, unless otherwise provided in the certificate of incorporation or bylaws. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of stockholders at which the term of the class of directors to which the newly elected director has been elected expires.

Under the OBCA, vacancies that exist on the board of directors may generally be filled by the board of directors if the remaining directors constitute a quorum. In the absence of a quorum, the remaining directors shall call a meeting of shareholders to fill the vacancy.

Our articles set out a minimum number of three (3) directors. Under the OBCA, where a minimum and maximum number of directors of a corporation is provided for in its articles, the number of directors of the corporation and the number of directors to be elected at the annual meeting of the shareholders shall be such number as shall be determined from time to time by special resolution or, if the special resolution empowers the directors to determine the number, by resolution of the directors. Where such a resolution is passed, the directors may not, between meetings of shareholders, appoint an additional director if, after such appointment, the total number of directors would be greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders.

Constitution and Residency Of Directors	The DGCL does not have residency requirements, but a corporation may prescribe qualifications for directors under its certificate of incorporation or bylaws.	Under the OBCA and our articles, the board of directors must consist of at least three members so long as we remain an “offering corporation” for purposes of the OBCA, which includes a corporation whose securities are listed on a recognized stock exchange such as the Nasdaq. Under the OBCA, the shareholders of a corporation elect directors by ordinary resolution at each annual meeting of shareholders at which such an election is required. Under the OBCA, so long as we remain an offering corporation, at least one-third of our directors must not be officers or employees of our company or our affiliates. Under the OBCA, there is no residency requirement for corporate directors.

Removal of Directors; Terms of Directors	Under the DGCL, except in the case of a corporation with a classified board or with cumulative voting, any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.

Under the OBCA, shareholders of a corporation may, by ordinary resolution, remove a director and may elect any qualified person to fill the resulting vacancy. If holders of a class or series of shares have the exclusive right to elect one or more directors, a director elected by them may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

The OBCA provides that shareholders shall elect at each annual meeting of shareholders at which an election of directors is required, directors to hold office for a term expiring not later than the close of the third annual meeting of shareholders following the election. It is not necessary that all directors elected at a meeting of shareholders hold office for the same term. A director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his or her election.

Inspection of Books and Records	Under the DGCL, any holder of record of stock or a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may inspect the corporation’s books and records for a proper purpose.	Under the OBCA, registered holders of shares, beneficial owners of shares and creditors of a corporation, their agents and legal representatives may examine the records of the corporation during the usual business hours of the corporation, and may take extracts from those records, free of charge, and, if the corporation is an offering corporation, any other person may do so upon payment of a reasonable fee.

Amendment of Governing Documents

Under the DGCL, a certificate of incorporation may be amended if: (i) the board of directors adopts a resolution setting forth the proposed amendment, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of shareholders; provided that unless required by the certificate of incorporation, no meeting or vote is required to adopt an amendment for certain specified changes; and (ii) the holders of a majority of shares of stock entitled to vote on the matter approve the amendment, unless the certificate of incorporation requires the vote of a greater number of shares.

If a class vote on the amendment is required by the DGCL, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the DGCL.

Under the DGCL, the board of directors may amend a corporation’s bylaws if so authorized in the certificate of incorporation. The shareholders of a Delaware corporation also have the power to amend bylaws.

Under the OBCA, amendments to the articles of incorporation require the special resolution. In certain cases, holders of a class or series of shares are entitled to vote separately on the resolution.

Under the OBCA, the directors may, by resolution, make, amend or repeal any bylaws that regulate the business or affairs of a corporation. The by-law, amendment or repeal is effective immediately; however, the directors must submit the by-law, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the by-law, amendment or repeal.

Indemnification of Directors and Officers

Under the DGCL, subject to specified limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding, provided that there is a determination that: (i) the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation; and (ii) in a criminal action or proceeding, the individual had no reasonable cause to believe his or her conduct was unlawful.

Without court approval, however, no indemnification may be made in respect of any derivative action in which an individual is adjudged liable to the corporation, except to the extent the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

The DGCL requires indemnification of directors and officers for expenses (including attorneys’ fees) actually and reasonably relating to a successful defense on the merits or otherwise of a derivative or third-party action.

Under the DGCL, a corporation may advance expenses relating to the defense of any proceeding to directors and officers upon the receipt of an undertaking by or on behalf of the individual to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified.

Under the OBCA, a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgement, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity, and the corporation may advance moneys to such indemnified persons.

The foregoing indemnification is prohibited under the OBCA unless the individual (i) acted honestly and in good faith with a view to the best interests of the corporation or, as the case may be, to the best interests of any other entity for which the individual acted as a director or officer or in a similar capacity at the corporation’s request and (ii) if the matter is a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

In addition to any indemnity the corporation may elect to provide, the OBCA provides that an individual referred to above is entitled to an indemnity from the corporation against all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation or other entity referred to above, if, in addition to fulfilling the conditions in (i) and (ii) above, the individual was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done.

The corporation may also, with the approval of a court, indemnify an individual referred to above or advance moneys to such individual in respect of an action by or on behalf of the corporation or other entity to obtain a judgement in its favor, to which the individual is made a party because of the individual’s association with the corporation or other entity, if the individual fulfils the conditions in (i) above.

Limited Liability of Directors	The DGCL permits the adoption of a provision in a corporation’s certificate of incorporation limiting or eliminating the monetary liability of a director to a corporation or its shareholders by reason of a director’s breach of the fiduciary duty of care. The DGCL does not permit any limitation of the liability of a director for: (i) breaching the duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith; (iii) engaging in intentional misconduct or a known violation of law; (iv) obtaining an improper personal benefit from the corporation; or (v) paying a dividend or approving a stock repurchase that was illegal under applicable law.

The OBCA does not permit the limitation of a director’s liability as the DGCL does.

Under the OBCA, directors and officers owe a fiduciary duty to the corporation. Every director and officer of a corporation must act honestly and in good faith with a view to the best interests of the corporation and must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Directors will not be found liable for breach of their duties where they exercise the care, diligence and skill that a reasonably prudent person would have exercised in comparable circumstances. This includes good faith reliance on: financial statements and reports represented by an auditor or officer of the corporation to fairly present the financial position of the corporation; advice or reports from an officer or employee of the corporation where it is reasonable in the circumstances to rely on such information; and, reports from an engineer, lawyer, accountant, or other person whose profession lends credibility to a statement made by any such person.

Stockholder/ Shareholder Lawsuits	Under the DGCL, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation; provided, however, that under Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction which the subject of the suit, but through the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action have been met.

Under the OBCA, a “complainant”, which includes a current or former shareholder of the corporation or any of its affiliates (including a beneficial shareholder), director or officer of a corporation or its affiliates (or former director or officer of the corporation or its affiliates) and any other person who, in the discretion of the court, is an appropriate person, may make an application to court to bring an action in the name and on behalf of a corporation or any of its subsidiaries, or intervene in an action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate (a derivative action).

No derivative action may be brought unless notice of the application has been given to the directors of the corporation or its subsidiary not less than fourteen days before bringing the application and the court is satisfied that (i) the directors of the corporation or the subsidiary will not bring, diligently prosecute or defend or discontinue the action, (ii) the complainant is acting in good faith and (iii) it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued. A complainant is not required to provide the notice referred to above if all of the directors of the corporation or its subsidiary are defendants in the action.

In connection with a derivative action, the court may make any order it thinks fit, including an order requiring the corporation or its subsidiary to pay reasonable legal fees and any other costs reasonably incurred by the complainant in connection with the action.

Oppression Remedy	Although the DGCL imposes upon directors and officers fiduciary duties of loyalty (i.e., a duty to act in a manner believed to be in the best interest of the corporation and its stockholders) and care, there is no remedy under the DGCL that is comparable to the OBCA’s oppression remedy.	The OBCA’s oppression remedy enables a court to make an order (interim or final) to rectify the matters complained of if the court is satisfied upon application by a shareholder (as defined below) that the affairs of the company are being or have been conducted or that the powers of the directors are being or have been exercised in a manner that is oppressive, or that some action of the company or shareholders has been or is threatened to be taken which is unfairly prejudicial, in each case to one or more shareholders. The applicant must be one of the persons being oppressed or prejudiced and the application must be brought in a timely manner. A “shareholder” for the purposes of the oppression remedy includes legal and beneficial owners of shares as well as any other person whom the court considers appropriate. The oppression remedy provides the court with extremely broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders.

Blank Check Preferred Stock/Shares	Under the DGCL, the certificate of incorporation of a corporation may give the board the right to issue new classes of preferred shares with voting, conversion, dividend distribution, and other rights to be determined by the board at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares. In addition, the DGCL does not prohibit a corporation from adopting a shareholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.	There are currently no other classes of shares authorized and outstanding other than the common shares. A special resolution and an amendment to the articles of continuance will be required to create additional classes and provide the rights, privileges and restrictions in relation to such.

Advance Notification Requirements for Proposals of Stockholders/ Shareholders	Delaware corporations typically have provisions in their bylaws that require a stockholder proposing a nominee for election to the board of directors or other proposals at an annual or special meeting of the stockholders to provide notice of any such proposals to the secretary of the corporation in advance of the meeting for any such proposal to be brought before the meeting of the stockholders. In addition, advance notice bylaws frequently require the stockholder nominating a person for election to the board of directors to provide information about the nominee, such as his or her age, address, employment and beneficial ownership of shares of the corporation’s capital stock. The stockholder may also be required to disclose, among other things, his or her name, share ownership and agreement, arrangement or understanding with respect to such nomination. For other proposals, the proposing stockholder is often required by the bylaws to provide a description of the proposal and any other information relating to such stockholder or beneficial owner, if any, on whose behalf that proposal is being made, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitation of proxies for the proposal and pursuant to and in accordance with the Exchange Act and the rules and regulations promulgated thereunder.

Under the OBCA, the directors of a corporation are required to call an annual meeting of shareholders no later than fifteen months after holding the last preceding annual meeting. Under the OBCA, the directors of a corporation may call a special meeting at any time. In addition, the OBCA provides that holders of not less than five percent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information on Our Company,” Item 7B “Major Shareholders and Related Party Transactions - Related Party Transactions” or elsewhere in this registration statement.

D.	Exchange Controls

We are not aware of any governmental laws, decrees, regulations or other legislation in Canada that restrict the export or import of capital, including the availability of cash and cash equivalents for use by our affiliated companies, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities. Any remittances of dividends to residents of the United States and to other non-resident holders are, however, subject to withholding tax.

E.	Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our common shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to a holder who acquires, as beneficial owner, common shares, who has not elected to report its Canadian tax results in a currency other than the Canadian currency, and who deals at arm’s length with us and the underwriters for purposes of the Tax Act (a “Holder”).

This summary is based on the provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof, all specific proposals to amend the Tax Act and the Regulations that have been publicly announced prior to the date hereof (the “Proposed Amendments”), and our understanding of the current published administrative policies and practices of the Canada Revenue Agency. This summary assumes that the Proposed Amendments will be enacted in the form proposed; however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. Consequently, Holders and prospective holders of common shares should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring such shares, having regard to their particular circumstances. This summary does not address any tax considerations applicable to persons other than Holders and such persons should consult their own tax advisors regarding the consequences of acquiring, holding and disposing of common shares under the Tax Act and any jurisdiction in which they may be subject to tax.

Foreign Exchange

For purposes of the Tax Act, all amounts expressed in a currency other than Canadian dollars relating to the acquisition, holding or disposition of common shares, including dividends, adjusted cost base and proceeds of disposition, must be determined in Canadian dollars using the relevant rate of exchange required under the Tax Act.

Residents of Canada

The following portion of this summary is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act (a) is, or is deemed to be, resident in Canada, (b) holds common shares as “capital property”, and (c) is not affiliated with us or the underwriters (a “Resident Holder”). Generally, common shares will be considered to be capital property to a Resident Holder unless they are held in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain Resident Holders whose common shares do not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their common shares and every other “Canadian security” (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Resident Holders are advised to consult their own tax advisors to determine whether such an election is available and desirable in their particular circumstances.

This summary is not applicable to a Resident Holder: (i) that is a “financial institution” for the purposes of the “mark-to-market” rules contained in the Tax Act; (ii) that is a “specified financial institution”; (iii) an interest in which would be a “tax shelter investment”; or (iv) that enters into a “derivative forward agreement” in respect of common shares, as each of those terms is defined in the Tax Act. This summary does not address the possible application of the “foreign affiliate dumping” rules that may be applicable to a Resident Holder that is a corporation resident in Canada (for the purposes of the Tax Act) and is, or becomes, or does not deal at arm’s length with a corporation resident in Canada that is, or that becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the common shares, controlled by a non-resident corporation, individual, trust or a group of any combination of non-resident individuals, trusts, and/or corporations who do not deal with each other at arm’s length for purposes of the rules in section 212.3 of the Tax Act. Any such Resident Holder should consult its own tax advisor with respect to an investment in common shares.

Dividends

In the case of a Resident Holder who is an individual (other than certain trusts), dividends received or deemed to be received on the common shares will be included in computing the Resident Holder’s income and will be subject to the gross-up and dividend tax credit rules that apply to taxable dividends received from taxable Canadian corporations. Provided that we make the appropriate designations, such dividend will be treated as an “eligible dividend” for the purposes of the Tax Act and a Resident Holder who is an individual will be entitled to an enhanced dividend tax credit in respect of such dividend. There may be limitations on our ability to designate dividends and deemed dividends as eligible dividends.

Dividends received or deemed to be received on the common shares by a Resident Holder that is a corporation will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received, but such dividends will generally be deductible in computing the corporation’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the common shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year. A Resident Holder that is a “private corporation” or a “subject corporation” should consult their own tax advisors having regard to their own circumstances.

Dividends received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals or trusts should consult their own tax advisors in this regard.

Dispositions of Common Shares

A disposition or deemed disposition of a Common Share by a Resident Holder will generally result in the Resident Holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, are greater (or less) than the Resident Holder’s adjusted cost base of the common shares. Such capital gain (or capital loss) will be subject to the tax treatment described below under “—Taxation of Capital Gains and Capital Losses.”

The adjusted cost base to the Resident Holder of a common share acquired will, at any particular time, be determined in accordance with certain rules in the Tax Act by averaging the cost of such share with the adjusted cost base of all common shares owned by the Resident Holder as capital property at that time, if any.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in computing the Resident Holder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of any dividends received or deemed to have been received on such Common Share (or on a share for which such Common Share has been substituted) to the extent and under the circumstances described in the Tax Act. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders should consult their own tax advisors in this regard.

Taxable capital gains realized by a Resident Holder who is an individual (including certain trusts) may give rise to liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act. A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on certain investment income, including taxable capital gains. Resident Holders should consult their own tax advisors in this regard.

Eligibility for Investment

As listed securities on a designated stock exchange, the common shares are qualified investments under the Tax Act and the Regulations for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans, first home savings accounts, tax-free savings accounts (collectively “Registered Plans”) and deferred profit sharing plans, or DPSPs, all as defined in the Tax Act.

Notwithstanding the foregoing, the holder of, subscriber or annuitant under, a Registered Plan (the “Controlling Individual”) will be subject to a penalty tax in respect of common shares acquired by the Registered Plan if such shares are a prohibited investment for the particular Registered Plan. A Common Share generally will not be a “prohibited investment” for a Registered Plan provided the Controlling Individual deals at arm’s length with the Company for the purposes of the Tax Act and the Controlling Individual does not have a “significant interest” (as defined in subsection 207.01(4) the Tax Act) in the Company.

Prospective investors who intend to hold common shares in a Registered Plan or DPSP are advised to consult their personal tax advisors.

Non-Residents of Canada

The following portion of this summary is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act and any applicable tax treaty or convention (a) is not, and is not deemed to be, resident in Canada, and (b) does not use or hold, and is not deemed to use or hold, common shares in the course of carrying on a business in Canada (a “Non-Resident Holder”). Special rules which are not discussed in this summary may apply to a Non-Resident Holder that is an insurer which carries on an insurance business in Canada and elsewhere.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by us on common shares are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. For example, under the Canada – United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is a resident of the United States for purposes of the Treaty and who is fully entitled to the benefits of the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company that beneficially owns at least 10% of our common shares). Non-Resident Holders should consult their own tax advisors to determine their entitlement to relief under any applicable income tax treaty.

Dispositions of Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a common share unless the common share constitutes “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under the terms of an applicable tax treaty between Canada and the Non-Resident Holder’s jurisdiction of residence.

Provided the common shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSXV) at the time of disposition, the common shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time unless, at any time during the 60-month period immediately preceding the disposition, the following two conditions are satisfied: (i) (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length for purposes of the Tax Act, (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of our shares, and (ii) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties, whether or not the property exits. Notwithstanding the foregoing, the shares may also be deemed to be taxable Canadian property to a Non-Resident Holder under other provisions of the Tax Act.

Non-Resident Holders who may hold common shares as taxable Canadian property should consult their own tax advisors.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

THE FOLLOWING SUMMARY IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

The following discussion summarizes certain material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the common shares. For this purpose, a “U.S. Holder” is a holder of common shares s that is, for U.S. federal income tax purposes: (1) an individual citizen or resident of the United States; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or (4) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (B) the trust has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This discussion does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our common shares. This summary generally considers only U.S. Holders that will own our common shares as capital assets and does not consider the U.S. federal income tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the income tax treaty currently in force between the United States and Canada, or the Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our common shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder based on such U.S. Holder’s particular circumstances, such as the alternative minimum tax and the net investment income tax, and does not discuss any estate, gift, generation-skipping transfer, state, local, excise or non-U.S. tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is subject to special rules under the Code, including: (1) a bank, insurance company, regulated investment company, or other financial institution; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our common shares in connection with employment or other performance of services; (4) a U.S. Holder that holds our common shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (5) a tax-exempt organization, qualified retirement plan, individual retirement account or other tax-deferred account; (6) real estate investment trusts or grantor trusts; (7) a U.S. expatriate or a former long-term resident of the United States; or (8) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly, indirectly or constructively, at any time, common shares representing 10% or more of the stock of our Company. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold common shares through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our Common Shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Common Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Company Rules” below and the discussion of “qualified dividend income” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on the common shares (including the amount of any Canadian tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution that exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the common shares to the extent thereof, and then as capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation,” provided that certain holding-period requirements and other conditions are satisfied. A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United that the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program. The IRS has stated that the Treaty satisfies this requirement and we believe we are eligible for the benefits of the Treaty. In addition, our dividends will be qualified dividend income if our common shares are readily tradable on Nasdaq or another established securities market in the United States. However, we will not be a qualified foreign corporation if we are a passive foreign investment company, or PFIC, as described below under “Passive Foreign Investment Company Rules,” for the taxable year in which we pay a dividend or for the preceding taxable year.

Cash distributions paid by us in Canadian dollars will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such Canadian dollars for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the Canadian dollars into U.S. dollars or otherwise disposes of them, any subsequent gain or loss in respect of such Canadian dollars arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Subject to certain conditions and limitations, non-refundable withholding taxes (at a rate not in excess of any applicable tax treaty rate), if any, on dividends paid by us may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. However, as a result of recent changes to the U.S. foreign tax credit rules, a withholding tax generally will need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. Holder. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. For purposes of calculating the U.S. foreign tax credit, dividends paid with respect to our common shares generally will be treated as foreign source income and as passive category income. In lieu of claiming a foreign tax credit, a U.S. Holder may deduct foreign taxes, including any foreign income tax imposed with respect to their common shares, in computing their taxable income, subject to generally applicable limitations under U.S. federal income tax law.

The rules relating to the determination of the foreign tax credit are complex, and each U.S. Holder should consult its tax advisors to determine whether and to what extent such U.S. Holder will be entitled to this credit.

Taxation of the Sale, Exchange or other Disposition of Common Shares

Except as provided under the PFIC rules described below under “Passive Foreign Investment Company Rules,” upon the sale, exchange or other disposition of our common shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the common shares, determined in U.S. dollars, and the U.S. dollar value of the amount realized on the disposition (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of common shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of common shares could be materially different from that described above if we are treated as a PFIC for U.S. federal income tax purposes. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year with respect to which either:

●	75% or more of our gross income constitutes passive income for purposes of the PFIC rules; or

●	50% or more of our assets (generally determined on the basis of a quarterly average value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from certain commodities and securities transactions. Cash generally is treated as generating passive income. The value of goodwill is an active asset to the extent attributable to activities that produce active income. The determination of whether a foreign corporation is a PFIC is based upon the composition of such foreign corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% (by value) of the stock), and the nature of such foreign corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a foreign corporation was a PFIC for that year.

As of the date hereof, we have not made a determination as to our PFIC status for our current taxable year or any other taxable year. The tests for determining PFIC status are applied annually after the close of the taxable year, and therefore our possible status as a PFIC may be subject to change. Further, because the value of our goodwill may be determined based on the market value of the common shares, a decrease in the market value of the common shares and/or an increase in cash or other passive assets would increase the relative percentage of our passive assets. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, no assurances can be provided that we will not be a PFIC for any taxable year. If we are treated as a PFIC during a U.S. Holder’s holding period for common shares, we will, with respect to such U.S. Holder, continue to be treated as a PFIC, regardless of whether we satisfied either of the qualification tests in subsequent years, subject to certain exceptions.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain “excess distributions” by us and upon disposition of our common shares at a gain: (1) have such excess distribution or gain allocated ratably over the U.S. Holder’s holding period for the common shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the common shares will be treated as excess distributions. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

As an alternative to the foregoing rules, a U.S. Holder may make a mark-to-market election with respect to the common shares, provided such common shares are treated as “marketable stock.” The common shares generally will be treated as marketable stock if they are regularly traded on a “qualified exchange or other market,” as defined in applicable U.S. Treasury regulations. The common shares will be marketable stock as long as they remain listed on Nasdaq, which is a qualified exchange for this purpose, and are regularly traded.

If a U.S. Holder makes a valid mark-to-market election with respect to the common shares, the holder generally will (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of common shares held at the end of the taxable year over the adjusted tax basis of such common shares and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the common shares over the fair market value of such common shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to- market election. The U.S. Holder’s adjusted tax basis in the common shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the common shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

If we are determined to be a PFIC, we do not intend to provide the information necessary for a U.S. Holder to make a qualified electing fund, or QEF, election with respect to the common shares which, if available, would result in a tax treatment different from (and generally less adverse than) the general tax treatment for PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder generally is required to file an IRS Form 8621 with such U.S. Holder’s U.S. federal income tax return and provide such other information as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related taxable year may not close until three years after the date on which the required information is filed.

The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of common shares are urged to consult their tax advisors concerning the application of the PFIC rules to their common shares under their particular circumstances.

Additional Reporting Requirements

Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to such assets, subject to certain exceptions (including an exception for specified foreign financial assets held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 to their tax return, for each year in which they hold such assets. Failure to file IRS Form 8938 for each applicable taxable year may result in substantial penalties and the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related taxable year may not close until three years after the date on which the required information is filed. U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of the common shares.

Information Reporting and Backup Withholding

Information reporting requirements may apply to cash received in redemption of the common shares, dividends paid on the common shares and the proceeds received on the disposition of the common shares effected within the United States (and, in certain cases, outside the United States), in each case other than with respect to U.S. Holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act”, which was signed into law on December 18, 2025, will require directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. However, Canada has been designated by the SEC as a “qualifying jurisdiction” under an SEC exemptive order issued on March 5, 2026. Accordingly, directors and officers of Canadian foreign private issuers may be exempt from Section 16(a) reporting requirements under the Securities Exchange Act of 1934, as amended, provided they comply with Canada’s insider reporting regime, including National Instrument 55-104 and filings made through the System for Electronic Disclosure by Insiders (SEDI). As a result, our directors, officers and principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited half-yearly financial information.

We maintain a corporate website https://fortproducts.co.uk/. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this registration statement. We have included these website addresses in this registration statement solely as inactive textual references.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus. Accordingly, some of our cash and cash equivalents are held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of U.S. dollar/Canadian dollar, GBP/ Canadian dollar and GBP/U.S. Dollar exchange rates, which is discussed in detail in the following paragraph.

Impact of Inflation and Currency Fluctuations

Our functional and reporting currency is the United States dollar. We incur some of our expenses in other currencies, such as Canadian dollars, GBP and Euros, and we also have interest income in GBP. As a result, we are exposed to the risk that the rate of inflation in countries in which we are active other than the United Dtates will exceed the rate of devaluation of such countries’ currencies in relation to the dollar or that the timing of any such devaluation will lag behind inflation in such countries.

Global inflation has risen in 2024. To date, we have not been subject to inflationary pressures. However, to mitigate any identified potential inflationary pressures, we purchased more inventory at the beginning of the year in order to avoid price increases that may be caused by the increase in inflation or shipping costs. We cannot assure you that we will not be adversely affected in the future.

The annual rate of inflation in the United States, the United Kingdom, Canada, and the Eurozone was approximately 3.4%, 3.1%, 2.4%, and 2.6%, respectively, in 2024, compared to 3.2%, 3.9%, 3.9%, and 5.4% in 2023. The U.S. dollar appreciated against the Canadian dollar by approximately 8.8% in 2024 and depreciated 2.4% in 2023; appreciated against the British pound by approximately 7.1% in 2024 and depreciated 3.1% in 2023; and the euro depreciated against the U.S. dollar by approximately 1.5% in 2024 and appreciated 2.0% in 2023.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s financial assets consist of cash and cash equivalents. The Company’s maximum exposure to credit risk, as at period-end, is the carrying value of its financial assets. The Company mitigates credit risk by holding financial instruments within financial institutions of high creditworthiness.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they come due. The Company currently settles its financial obligations with cash. The ability to do this relies on the Company raising equity financing in a timely manner, Nexera’s ability to provide support to us, if needed, through intercompany loans and/or equity contributions and by maintaining sufficient cash in excess of anticipated needs. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they come due. As at December 31, 2025, the Company had a cash and cash equivalents balance of $605,000 and financial liabilities of $4,699,000.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to any significant interest rate risk.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk. The Company is not exposed to significant market risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On August 21, 2025, our shareholders appointed Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, or Deloitte Israel, as our independent auditors for the fiscal year ended December 31, 2025, instead of Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, or DMCL LLP. DMCL LLP issued an opinion on the financial statements of Impact Acquisition Corp. for the years ended December 31 2024 and 2023 as originally issued in Canda in March 2025, prior to consummation of the Share Purchase Agreement in July 2025. Additionally, subsequent to August 21, 2025, Deloitte Israel were engaged to perform the PCAOB audit of the recast financial statements of 2024 and 2023 of the Company included in this Form 20-F, reflecting the financial information the accounting acquirer in the Share Purchase Agreement, Fort Products LTD. DMCL LLP did not provide any services relating to our audited financial statements for the year ended on December 31, 2025 included in this registration statement.

DMCL LLP’s report on the financial statements for the fiscal years ended December 31, 2023 and 2024, contained no adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principle, other than to include an explanatory paragraph relating to the Company’s ability to continue as a going concern.

During the fiscal years ended December 31, 2023 and 2024, and in the subsequent interim periods through August 21, 2025, the date of appointment of Deloitte Israel, there were no disagreements with DMCL LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction, would have caused them to make reference to the subject matter of the disagreements in its report on the financial statements for such year. During the fiscal year ended December 31, 2024, and in the subsequent interim period through August 21, 2025, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K. DMCL LLP provided us with a letter, dated March 3, 2026, addressed to the Commission stating that it agreed with the above disclosure.

Effective August 21, 2025, Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, was appointed as our new independent registered public accounting firm.

During the fiscal years ended December 31, 2023 and 2024, and the subsequent interim periods prior to the engagement of Brightman Almagor Zohar & Co., we did not consult Brightman Almagor Zohar & Co. regarding (i) the application of accounting principles to any specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on our financial statements, and either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or (iii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(v)) of Regulation S-K or a reportable event (as defined in Item 304(a)(1)(v)) of Regulation S-K.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer, we will be permitted, and intend, to follow certain home country corporate governance practices instead of those otherwise required by the Nasdaq for domestic U.S. issuers. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on may provide less protection to you than what is accorded to investors under the Nasdaq Rules applicable to domestic U.S. issuers.

Accordingly, we have elected to follow the provisions, of the OBCA and applicable Canadian securities laws rather than the Nasdaq Stock Market Rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Canadian law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Canada is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we file our interim and annual financial statements along with the respective management’s discussion and analysis on SEDAR+ at www.sedarplus.ca as well as make such documents available to our shareholders at our offices and will only mail such documents to shareholders who have informed the company that they wish to receive a copy those documents.

●	Quorum. Under applicable Canadian law, a company is entitled to determine in its by-laws the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our by-laws provide that a quorum requires persons present being not less than two (2) in number and holding or representing not less than five (5%) per cent of the shares entitled to vote at such meeting for commencement of business at a general meeting.

●	Nomination of our directors. With the exception of directors appointed by our board of directors, our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting of shareholders. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our by-laws, the OBCA and applicable securities law corporate governance disclosure requirements. While we intend to establish a nominating committee upon the effectiveness of the listing of our common shares on Nasdaq, nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under Nasdaq rules.

●	Compensation of officers. The board of directors appoints officers and sets their compensation. Compensation of executive officers will be determined and approved by our compensation committee that will be established upon the effectiveness of the listing of our common shares on Nasdaq and our board of directors.

●	Independent directors. Applicable Canadian Securities Laws do not require but encourage that a majority of the directors serving on our board of directors be “independent,” as defined under such rules. Audit committees, however, unless subject to an exemption, must ensure that all of the members of the Audit Committee are “independent” as defined in Canadian Securities Administrators National Instrument 52-110 “Audit Committees”, or NI 52-110. For a venture issuer, the Audit Committee must be comprised of a minimum of three members.

●	We are also required to ensure that all members of our audit committee are “independent” under the applicable Nasdaq rules and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer),. Furthermore, applicable Canadian laws encourage but do not require, nor do our independent directors conduct, regularly scheduled board meetings, which the applicable U.S. exchange rules otherwise require. Additionally, we are required, by virtue of listing on the TSXV, to have a minimum of two “independent” (as such term is defined in NI 52-110) directors. Thought not mandatory requirements, there are also additional recommendations pursuant to National Policy 58-201 – Corporate Governance Guidelines in relation to composition of our various committees and the board of directors.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions as set forth in applicable Canadian Securities Laws and TSXV policies, which requires the approval of shareholders and formal valuations, as may be applicable, for specified transactions.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this registration statement beginning on page F-1.

ITEM 19. EXHIBITS

The following documents are filed as part of this registration statement.

Number	Exhibit Description
1.1*	Articles of Continuance of Fort Technology Inc.

1.2*	By-Laws of Fort Technology Inc.

4.1**+	Equity Incentive Plan.

4.2**	Form of Indemnification Agreement.

4.3**&#	Share Purchase Agreement, dated February 6, 2025, by and between Nexera Technologies Ltd. (f/k/a Jeffs’ Brands Ltd.), Fort Products Limited and Fort Technology Inc. (f/k/a Impact Acquisitions Corp.)

4.4**	Form of Contingent Right Certificate

4.5**	Services Agreement, dated July 7, 2025, by and between Fort Technology Inc. and Nexera Technologies Ltd. (f/k/a Jeffs’ Brands Ltd.)

4.6**	Services Agreement, dated March 30, 2023, by and between Fort Products Limited and Nexera Technologies Ltd. (f/k/a Jeffs’ Brands Ltd.)

4.7**&	Loan Agreement, dated August 8, 2025, by and between Fort Technology Inc., EEH Ventures Limited and Oxford Road Investments Limited

4.8**&	Guaranty Letter dated, August 15, 2025, by and between Oxford Road Investments Limited and Fort Technology Inc.

4.9**&	Amendment No. 1 to Loan Agreement, dated January 13, 2026 by and between Fort Technology Inc., EEH Ventures Limited and Oxford Road Investments Limited

4.10**	Form of Convertible Debenture Certificate

4.11**	Form of Warrant Certificate

4.12**	Debt Settlement Agreement, dated December 24, 2025, among Fort Technology Inc. and Nexera Technologies Ltd. (f/k/a Jeffs’ Brands Ltd.)

4.13**	Consulting Agreement, dated November 8, 2025, by and between Fort Technology, Inc. and Hike Capital Inc.

4.14*	Loan Agreement, dated February 5, 2026, by and between Fort Technology Inc. and Nexera Technologies Ltd. (f/k/a Jeffs’ Brands Ltd.)

4.15*	Amendment to Loan Agreement, dated April 23, 2026, by and between Fort Technology Inc. and Nexera Technologies Ltd. (f/k/a Jeffs’ Brands Ltd.)

8.1**	List of Subsidiaries.

15.1*	Consent of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm.

16.1**	Letter from Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, an independent registered public accounting firm, dated March 3, 2026.

*	Filed herewith.

**	Previously filed.

+	Compensatory arrangement.

&	Portions of this exhibit (indicated by asterisks) have been omitted under rules of the U.S. Securities and Exchange Commission permitting the confidential treatment of select information.

#	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on Form 20-F filed on its behalf.

Fort Technology Inc.

Date: May 1, 2026	By:	/s/ Gabriel Kabazo
Gabriel Kabazo
Chief Executive Officer

FORT TECHNOLOGY INC.
(Formerly Impact Acquisitions Corp.)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

FORT TECHNOLOGY INC.
(Formerly Impact Acquisitions Corp.)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

_____________________________

__________________________________________

_____________________________

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Fort Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Fort Technology Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of profit and loss, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co
Certified Public Accountants
A Firm in the Deloitte Global Network

Tel Aviv, Israel
April 29, 2026

We have served as the Company’s auditor since 2025.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(U.S. dollars in thousands)

		December 31
	Note	2025	2024
Assets
CURRENT ASSETS:
Cash and cash equivalents		605	546
Trade receivables		102	116
Other receivables		203	51
Inventory	4	3,862	3,119
		4,772	3,832
NON-CURRENT ASSETS:
Right-of-use assets	6	190	250
Deferred tax asset	12	134	-
Convertible loan receivable	5	2,285	-
Property and equipment, net		111	135
		2,720	385
TOTAL ASSETS		7,492	4,217

Liabilities and equity
CURRENT LIABILITIES:

Trade payables		543	505
Lease liability	6	55	48
Other payables	7	406	253
Loan commitment liability	5	258	-
Related parties payable	14	152	1,775
		1,414	2,581
NON-CURRENT LIABILITIES:
Lease liability	6	158	199
Convertible debenture	8	3,127	-
Deferred taxes	12	-	33
		3,285	232
TOTAL LIABILITIES		4,699	2,813

SHAREHOLDERS’ EQUITY:	10

Common shares and additional paid in capital		6,884	(*	)
Share-based payment reserve		185	-
Convertible debentures reserve		150	-
Retained earnings (Accumulated deficit)		(4,426)	1,404
TOTAL SHAREHOLDERS’ EQUITY		2,793	1,404
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		7,492	4,217

(*)	Amount less than $ 1

The accompanying notes are an integral part of the consolidated financial statements.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(U.S. dollars in thousands, except per share data)

		Year ended December 31
	Note	2025	2024

Revenues	11(a)	10,846	9,875
Cost of revenues	11(b)	9,767	8,226

Gross profit		1,079	1,649

Operating expenses:

Sales and marketing	11(c)	1,158	656
General and administrative	11(d)	1,177	326
Other expenses	11(e)	4	139

Operating profit (loss)		(1,260)	528

Listing expenses	3	3,784	-

Financial income	11(f)	(14)	-
Financial expenses	11(f)	959	31
Financial expenses (income), net		945	31

Profit (loss) before taxes		(5,989)	497

Tax expense (benefit)	12	(159)	137

Net profit (loss) and total comprehensive profit (loss) for the year		(5,830)	360

Earnings (loss) per common share (basic and diluted)		(0.69)	0.05

Weighted average common shares outstanding (*)		8,388,212	7,142,857

(*)	Retrospectively adjusted to reflect the exchange ratio in the SPA consummated on July 7, 2025, see Note 1(a), and the reverse share splits effected on October 1, 2025 and February 18, 2026, see Note 1(e).

The accompanying notes are an integral part of the consolidated financial statements

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except per share data)

	Number of common shares(**)	Common shares and additional paid in capital	Share-based payment reserve	Convertible debentures reserve	Retained earnings	Total

Balance as of January 1, 2024	7,142,857	(*)	-	-	1,044	1,044

Net profit for the year	-	-	-	-	360	360
Balance as of December 31, 2024	7,142,857	(*)	-	-	1,404	1,404

Effect of reverse recapitalization transaction (Note 3)	2,378,572	4,168	-	-	-	4,168
Issuance of convertible debentures (Note 8)	-	-	-	185	-	185
Share-based payment in connection with issuance costs of convertible debentures	128,861	242	-	-	-	242
Exercise of warrants	11,260	11	-	-	-	11
Share-based payment	-	-	150	-	-	150
Conversion of debt into equity (Note 10(b))	1,700,802	2,463	-	-	-	2,463
Net loss for the year	-	-	-	-	(5,830)	(5,830)
Balance as of December 31, 2025	11,362,352	6,884	150	185	(4,426)	2,793

(*)	Amount less than $ 1

(**)	Retrospectively adjusted to reflect the exchange ratio in the SPA consummated on July 7, 2025, see Note 1(a), and the reverse share splits effected on October 1, 2025 and February 18, 2026, see Note 1(e).

The accompanying notes are an integral part of the consolidated financial statements

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31
	2025	2024

CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net profit (loss) for the year	(5,830)	360
Adjustments required to reflect net cash from (used in) operating activities (see Appendix A):	4,597	163
Net cash provided by (used in) operating activities	(1,233)	523

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(6)	(132)
Changes in short term deposit	588	-
Investment in convertible loan receivable (Note 5)	(2,717)	-
Net cash used in investing activities	(2,135)	(132)

CASH FLOWS USED IN FINANCING ACTIVITIES:
Issuance of convertible debentures, net of issuance costs (Note 8)	3,464	-
Exercise of warrants	11	-
Net increase in cash resulting from reverse recapitalization (Note 3)	4	-
Lease payments	(69)	(59)
Net cash from (used in) financing activities	3,410	(59)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	42	332

EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	17	4
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	546	210

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	605	546

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31
	2025	2024
APPENDIX A:
Adjustments required to reflect net cash provided by (used in) operating activities:
Revenues and expenses that do not involve cash flows:
Exchange differences on cash and cash equivalent	(17)	(4)
Changes in deferred taxes, net	(167)	33
Depreciation	94	58
Amortization of discount on convertible debentures (Note 8)	90	-
Interest expenses on convertible debenture (Note 8)	92
Share-based payment to employees	150	-
Listing expenses (non-cash) (Note 3)	3,459	-
Revaluation of convertible loan receivable (Note 5)	40	-
Revaluation of loan commitment liability (Note 5)	(3)	-
convertible loan receivable revaluation (Note 5)	653	-
Lease financing expenses	31	(4)
	4,422	83
Changes in working capital:
Decrease in trade receivables	14	92
Decrease (increase) in other receivables	(152)	272
Increase in related parties payable	840	2,059
Increase in inventory	(743)	(2,195)
Decrease in trade payables	19	6
Decrease (increase) in other payables	197	(154)
	175	80

Adjustments required to reflect net cash provided by (used in) operating activities	4,597	163

Supplemental disclosure of cash flow information:
Interest received	15	10
Interest paid	49	17
Taxes paid	8	158
Non cash financing and investing activities
Right of use assets obtained in exchange for lease liabilities	-	273
Share-based payment in connection with issuance costs of convertible debentures	242	-
Conversion of debt into equity (Note 10(b))	2,463	-

The accompanying notes are an integral part of the financial statements

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollar in thousands)

NOTE 1 - GENERAL

a.	Fort Technology Inc.

Fort Technology Inc. (formerly Impact Acquisitions Corp.) (the “Company”) was incorporated on December 5, 2019, under the Business Corporations Act (British Columbia). The Company was a Capital Pool Company (the “CPC”) as defined in the TSX Venture Exchange (the “Exchange”) Policy 2.4. The principal business of the Company since incorporation and until closing of the SPA (see below) on July 7, 2025 was the identification and evaluation of assets or business with a view to potentially acquire them or an interest therein by an option or any concomitant transaction. The purpose of such acquisition was to satisfy the related conditions of a qualifying transaction under the policies of the Exchange.

On February 6, 2025, Nexera Technologies Ltd (formerly Jeffs’ Brands Ltd, a public company traded on the NASDAQ Stock Market) (“Nexera”) signed a Share Purchase Agreement (the “SPA”) for the sale of all the shares of Fort Products Limited (“Fort”) to the Company. On July 7, 2025, Nexera closed the SPA and the Company changed its name to Fort Technology Inc. Pursuant to the closing of the SPA, Nexera sold to the Company all of the issued and outstanding shares of Fort, in consideration for 7,142,857 common shares of the Company and up to an additional 4,714,287 common shares (the “Contingent Right Shares”), each at a deemed price per share of CAD 2.396 (approximately $1.76 per share), representing a post-closing common share interest in the Company of 75.02% (or up to 83.29% in the event of the full achievement of the milestones resulting in the issuance in full of the Contingent Right Shares).

The Contingent Right Shares will be issued to Nexera upon the achievement of the following milestones:

i.	1,571,429 common shares upon the completion of a transaction resulting in the listing of the Company’s securities on the New York Stock Exchange, the Nasdaq Stock Market LLC, or another U.S. national securities exchange, if completed within 24 months from the closing date,

ii.	1,571,429 common shares upon the successful capital raising by the Company, within 48 months of the closing date, in equity and/or debt financing totalling at least $8 million,

iii.	1,571,429 common shares upon the Company reaching annual revenues of at least $15 million by December 31, 2028, as reflected in its audited financial statements.

b.	Fort Products Limited

Fort, a private company incorporated under the laws of England and Wales, was established on November 25, 2005. Fort is engaged in the sale of pest control products primarily through Amazon.uk under its own trademarks: Roshield, Entopest, Rempro and Birdgo. Until the closing of the SPA, Fort was a wholly owned subsidiary of Nexera.

The acquisition of Fort by the Company, upon closing of the SPA, was accounted for as a reverse recapitalization. Fort was determined to be the “accounting acquirer” in the reverse recapitalization based on an evaluation of the guidance in IFRS 3, primarily because the shareholders of Fort (which is Nexera) received the majority voting interest in the Company, which confers the ability to elect or remove a majority of the governing body, and because Fort’s former management dominates the senior management of the combined entity. As a result, the historical financial statements of the Company were replaced with the historical financial statements of Fort. See Note 3 for further details of the accounting treatment.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 1 - GENERAL (continued)

c.	Fort Products LLC

On September 11, 2025, Fort and KeepZone AI Inc. (formerly Jeffs’ Brands Holdings Inc., a wholly owned subsidiary of Nexera) (“KeepZone”) entered into a membership interests transfer agreement, pursuant to which KeepZone assigned to Fort all of the membership interest in Fort Products LLC (then a wholly owned subsidiary of KeepZone), such that Fort Products LLC became a wholly owned subsidiary of Fort. The membership interests transfer agreement was considered as business combination under common control and accounted in a manner similar to pooling-of-interests with an immaterial consideration.

Fort Products LLC was incorporated in 2023, and did not have operations since incorporation and through the issuance date of these financial statements. Also, Fort Products LLC did not have any material assets during this period.

The Company and its subsidiaries, Fort and Fort Products LLC, are collectively referred to as the “Group”. Additionally, Nexera became the parent company.

d.	Liquidity

During the year ended December 31, 2025, the Company incurred a net loss of $5,830 and cash flows used in operating activities were $1,233. As of December 31, 2025, the Company had an accumulated deficit of $4,426.

The net loss for the year ended December 31, 2025 was mainly attributable to the non-recurring listing expenses related to the reverse capitalization transaction (see Note 3). The Company reported net income for the year ended December 31, 2024.

The Company intends to continue to finance its operating activities through revenues generated from its operation and, if required, through financial support from its parent company, Nexera. In assessing the Company’s liquidity, management considered Nexera’s ability to provide support to the Company, if needed, through intercompany loans and/or equity contributions.

Based on the foregoing, management believes that the Company’s cash on hand, together with expected cash flows from operations and financial support available from Nexera, will be sufficient to support the Company’s operations and meet its obligations as they fall due for a period of at least twelve months from the date of approval of these financial statements. Accordingly, these financial statements have been prepared on a going concern basis.

e.	Reverse Share Splits

(1)	On October 1, 2025, the Company effected a one-for-seven (1-for-7) reverse share split of its issued and outstanding common shares. As a result, every seven (7) shares of common shares issued and outstanding were combined into one common share.

(2)	On February 18, 2026, the Company effected a one-for-two (1-for-2) reverse share split of its issued and outstanding common shares. As a result, every two (2) shares of common shares issued and outstanding were combined into one common share.

All outstanding securities entitling their holders to purchase or receive common shares of the Company were adjusted pursuant to their terms as a result of the reverse share splits. The reverse share splits did not affect the number of common shares authorized for issuance. All share amounts, per share data and exercise prices have been adjusted retroactively within these financial statements to reflect the reverse share splits.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 2 - MATERIAL ACCOUNTING POLICY INFORMATION

a.	Basis of preparation of the financial statements:

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS® Accounting Standards, hereafter “IFRS”) as issued by the International Accounting Standards Board. The material accounting policies described below have been applied consistently in relation to all the periods presented, unless otherwise stated.

The consolidated financial statements have been prepared under the historical cost basis.

The Company’s operating period is 12 months.

The consolidated financial statements were authorized for issuance by the Board of Directors on April 29, 2026.

b.	Estimates:

The preparation of the consolidated financial information requires management to make assumptions, estimates, and judgments that affect the application of policies and reported amounts of assets and liabilities and disclosures of assets and liabilities at the date of the consolidated financial statements, along with reported amounts of revenues and expenses during the period. Actual results may differ from these estimates, and as such, estimates and underlying assumptions are reviewed on an ongoing basis.

c.	Functional and presentation currency:

1)	Functional and presentation currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”).

The functional currency of the Company and each of its subsidiaries is the United States dollar (“U.S. dollar”) as the U.S. dollar is the currency of the primary economic environment in which the Company and its subsidiaries has operated and expects to continue to operate in the foreseeable future.

These consolidated financial statements are presented in U.S. dollar, which is the presentation currency of the Group.

2)	Transactions and balances

In preparing the financial statements, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing on the dates of the transactions. At each reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Nonmonetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

d.	Cash and cash equivalents

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

e.	Inventory

Inventories are stated at the lower of cost or net realizable value. Inventories are adjusted for estimated excess inventories and obsolescence and written down to net realizable value based upon estimates of future demand, technology developments, and market conditions. Cost is determined in accordance with first-in, first-out method. The cost of inventory includes all costs of purchase, and other costs incurred in bringing the inventories to their present location and condition including shipment and freight costs.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 2 - MATERIAL ACCOUNTING POLICY INFORMATION (continued)

f.	Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Repairs and maintenance are charged to the statements of profit or loss during the period in which they are incurred.

Property and equipment are depreciated using the straight-line method to allocate their cost over their estimated useful lives, as follows:

%
Plant, Machinery & Office Furniture	20
Computers Equipment	33

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from its continued use. The gain or loss arising on the disposal of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of an item of property and equipment and is recognized in profit or loss.

g.	Financial instruments

Financial assets and financial liabilities are recognized in the statements of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value, except for trade receivables that do not have a significant financing component which are measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

All recognized financial assets are measured subsequently in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.

Classification of financial assets

The Company classifies its financial assets in the following measurement categories:

Those to be measured subsequently at fair value through profit or loss, and those to be measured at amortized cost. The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows. Financial assets measured at amortized cost are subsequently measured using the effective interest method, less any impairment, where applicable, while financial assets measured at fair value are subsequently measured in fair value, with gains and losses recognized in profit or loss.

Measurement at Initial Recognition

At initial recognition, the Company measures a financial asset at its fair value.

Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 2 - MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Financial liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash flows (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.

The Company’s financial liabilities at amortized cost are trade and other payables, related parties payable, lease liability and convertible debentures.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

h.	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

i.	Leases

The Company assesses whether a contract is or contains a lease, at inception of the contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease, which if not readily determinable, the Company uses its incremental borrowing rate.

The incremental borrowing rate depends on the term, currency and start date of the lease and is determined based on a series of inputs including: the risk-free rate based on government bond rates; a country-specific risk adjustment; a credit risk adjustment based on bond yields; and an entity-specific adjustment when the risk profile of the entity that enters into the lease is different to that of the Company and the lease does not benefit from a guarantee from the Company.

Lease payments included in the measurement of the lease liability comprise of fixed lease payments (including in-substance fixed payments).

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the lease commencement date, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the right-of-use asset.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 2 - MATERIAL ACCOUNTING POLICY INFORMATION (continued)

j.	Taxation

The income tax expense represents the sum of the tax currently payable and deferred tax.

Current Tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit (loss) before taxes as reported in the statements of profit or loss because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred Tax

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

k.	Revenue recognition

The Company sells pest control products, mainly through Amazon.uk.

Revenue is recognized when control of the goods has transferred, being at the point that the goods are delivered. Payment of the transaction price is due immediately at the point the customer purchases the goods.

The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

In determining the amount of revenue from contracts with customers, the Company assesses whether it acts as a principal in the arrangement. The Company is considered a principal when it controls the promised goods before transferring them to the customer. The Company recognizes revenue on a gross basis, reflecting the total consideration received.

Under the Company’s standard contract terms, customers have a right to return within 45 days. For contracts with rights of return, the Company recognizes revenue based on the amount of the consideration which the Company expects to receive for goods which are not expected to be returned and recognizes a refund liability for the amount not expected to be received. At the end of each reporting period, the Company updates its estimates of expected goods returns and adjusts the refund liabilities with a corresponding adjustment in revenues.

l.	Cost of revenues

In accordance with the Company’s contract with Amazon, as well as other platforms through which the Company sells its goods, the Company is obligated to pay incremental costs, such as sales fulfillment commissions, which are contingent on making binding sales. These sales fulfillment commissions would not have been incurred if the contract had not been obtained.

Additionally, cost of revenues includes the total cost of the goods, as well as expenses related to freight, storage, and salaries, which constitute direct costs associated with the goods sold.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 2 - MATERIAL ACCOUNTING POLICY INFORMATION (continued)

m.	Share-based payments

Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date. In the case of restricted share units (“RSUs”) granted by the Company, the grant date fair value is based on the market price of the Company’s common shares at the grant date.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the number of equity instruments that will eventually vest. At each reporting date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to reserves.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

n.	Earnings (loss) per share

Basic loss per share is computed by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding during the year.

Diluted earnings per share is computed by adjusting the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares, including share options, restricted share units (“RSUs”), warrants and convertible debentures, using the treasury stock method or the if-converted method, as applicable.

For the year ended December 31, 2025, the Company had potentially dilutive common shares outstanding. However, because the Company incurred a net loss for the year, the inclusion of such instruments would have been anti-dilutive. Accordingly, diluted loss per share was the same as basic loss per share.

For the year ended December 31, 2024, the Company did not have potentially dilutive common shares outstanding.

o.	New and revised IFRS Accounting Standards in issue but not yet effective

At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective

The Company does not expect that the adoption of the new and revised IFRS Accounting Standards will have a material impact on the financial statements of the Company in future periods, except if indicated below.

Amendments to IFRS 9 and IFRS 7—Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments (the Amendments). The Amendments include:

●	A clarification that a financial liability is derecognized on the ‘settlement date’ and the introduction of an accounting policy choice (if specific conditions are met) to derecognize financial liabilities settled using an electronic payment system before the settlement date

●	Additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features should be assessed

●	Clarifications on what constitute ‘non-recourse features’ and what are the characteristics of contractually linked instruments

●	The introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income (OCI).

The Amendments are effective for annual periods starting on or after January 1, 2026 with early adoption permitted for classification of financial assets and related disclosures only. The Company does not anticipate that the amendments will have a material effect on the Company’s financial statements.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 2 - MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Annual Improvements to IFRS Accounting Standards—Volume 11

In July 2024, the IASB issued nine narrow scope amendments as part of its periodic maintenance of IFRS accounting standards. The amendments include clarifications, simplifications, corrections or changes to improve consistency in IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 7 Financial instruments: Disclosure and its accompanying Guidance on implementing IFRS 7, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements and IAS 7 Statements of Cash Flows.

The amendments will be effective for reporting periods beginning on or after January 1, 2026. Earlier application is permitted and must be disclosed.

The amendments are not expected to have a material impact on the Company’s financial statements.

IFRS 18 Presentation and Disclosures in Financial Statements

IFRS 18 replaces IAS 1, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some paragraphs from IAS 1 have been moved to IAS 8 and IFRS 7. Furthermore, the IASB has made minor amendments to IAS 7 and IAS 33 Earnings per Share.

IFRS 18 introduces new requirements to:

●	present specified categories and defined subtotals in the statement of profit or loss

●	provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements

●	improve aggregation and disaggregation.

An entity is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The amendments to IAS 7 and IAS 33, as well as the revised IAS 8 and IFRS 7, become effective when an entity applies IFRS 18. IFRS 18 requires retrospective application with specific transition provisions.

The Company anticipates that the adoption of IFRS 18 may have an impact on the Company’s consolidated financial statements in future periods and is currently assessing the impact of the adoption.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 3 - REVERSE RECAPITALIZATION AND LISTING EXPENSE

As described in Note 1(a), on July 7, 2025, the Company completed the acquisition of all of the issued and outstanding shares of Fort from Nexera (the “Transaction”). Following the Transaction, Nexera, the former sole shareholder of Fort, obtained control of the Company. For accounting purposes, the Transaction has been accounted for as a reverse recapitalization, with Fort identified as the accounting acquirer and the Company identified as the accounting acquiree.

The Company, the accounting acquiree, did not meet the definition of a business in IFRS 3 Business Combinations. Accordingly, the Transaction has been accounted for as a reverse recapitalization and an equity-settled share-based payment transaction for the provision of a stock exchange listing and related services in accordance with IFRS 2 Share-based Payment. The share-based payment for stock exchange listing and related services had been recorded in profit or loss and measured as the excess of fair value of the Company’s common shares issued to acquire the Company over the fair value of the Company’s identifiable net assets acquired.

As consideration for the acquisition of the Company’s net assets and the provision of stock exchange listing and related services, the Company is considered to have issued, on the closing of the Transaction, 2,378,572 common shares to the former shareholders of the Company, representing 24.98% equity interests deemed to have been issued by Fort in exchange to the acquired assets, with an aggregate fair value of $4,168. The fair value of the 2,378,572 common shares was measured at the closing market price of the Company’s publicly traded shares on July 7, 2025 which was CAD 2.40 per share (approximately $1.76 per share). The Contingent Right Shares are considered an integral part of the Transaction, as they have non-vesting conditions, and therefore their measurement is included as part of the deemed consideration issued to the Company’s shareholders as a share-based payment for the listing service which is already reflected in the fair value of the Company’s shares in the market at the date of the Transaction.

The identifiable net assets of the Company at the acquisition date were as follows:

July 7,
2025

Cash and cash equivalents	4
Deposit	588
Prepaid expenses	136
Trade payables	(19)
Net assets acquired	709

The fair value of the common shares issued in excess of the net assets acquired represents the cost of the stock exchange listing related services and advisory and other services received, and has been recognized as a listing expense in profit or loss for the period, as follows:

July 7,
2025

Fair value of 2,378,572 common shares	4,168
Less: net assets acquired	(709)
Direct legal expenses incurred on the Transaction	325
Listing expenses recognized in profit or loss	3,784

For periods prior to the Transaction, the consolidated financial statements present the results of Fort, as the accounting acquirer, with comparative information recasted accordingly. The equity structure presented in these consolidated financial statements, adjusted to the equity structure of the legal parent, Fort Technology Inc. (formerly Impact Acquisitions Corp).

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 4 - INVENTORY

	December 31,
	2025	2024

Goods in transit	711	389
Finished goods	3,151	2,730
	3,862	3,119

NOTE 5 - CONVERTIBLE LOAN RECEIVABLE AND LOAN COMMITMENT LIABILITY

On August 8, 2025, the Company entered into a convertible loan agreement with EEH Ventures Ltd. (“EEH”), a privately held United Kingdom company engaged in residential real estate investment and development. Under the agreement, the Company provided a loan (the “Primary Loan”) in an amount of £2 million (approximately $2,717) to EEH. The loan is denominated in GBP, bears a fixed rate of interest of 7.5% and is repayable at maturity, 3 years from the drawdown date of the Primary Loan, unless earlier converted. The Company has the right, but not the obligation, to convert the outstanding principal and accrued interest of the Primary Loan into ordinary shares of EEH representing 19.9% of EEH’s fully diluted share capital.

In addition, EEH has an option, exercisable one year after signing, to draw down an additional loan (the “Additional Loan”) of up to £1 million (approximately $1,358) on similar terms as the Primary Loan. If the Additional Loan is drawn and subsequently converted, the combined conversion of the Primary Loan and Additional Loan would entitle the Company to receive ordinary shares representing up to 25% of EEH’s fully diluted share capital.

As of December 31, 2025, only the Primary Loan had been drawn and no part of the loan had been converted into ordinary shares of EEH as at that date.

The Primary Loan is a non-derivative financial asset whose contractual cash flows (principal, interest and equity conversion feature) are not solely payments of principal and interest on the principal amount outstanding (SPPI), due to the equity conversion option that links the cash flows to the value of EEH’s ordinary shares. Accordingly, the Primary Loan fails the SPPI test under IFRS 9 and does not qualify for measurement at amortized cost or FVOCI. The Company therefore classified the Primary Loan in its entirety as a financial asset measured at fair value through profit or loss (FVTPL) in accordance with IFRS 9.

The undrawn Additional Loan represents a contractual commitment to provide credit on terms that include an equity conversion feature and that are considered, in aggregate, to be potentially favorable to the borrower. The Company accounts for this undrawn Additional Loan as a loan commitment liability (the “Loan Commitment”) measured at FVTPL under IFRS 9.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 5 - CONVERTIBLE LOAN RECEIVABLE AND LOAN COMMITMENT LIABILITY (continued)

The fair value of both the Primary Loan and the Loan Commitment is determined using a Black-Scholes pricing model. As such, both instruments are classified within Level 3 of the fair value hierarchy. A summary of significant unobservable inputs (Level 3 inputs) used in measuring the fair value of the convertible loan receivable and loan commitment liability, at initial recognition, are as follows:

	Convertible loan receivable	Loan commitment liability
Conversion ratio of EEH’s fully diluted share capital	19.9%	5.1%
Underlying asset value (GBP in thousands)	12,012	12,012
Expected term (years)	3	2
Exercise price (GBP in thousands)	2,485	1,156
Expected volatility	29.78%	27.52%
Risk-free interest rate	3.72%	3.92%
Expected dividend yield	0	0

On initial recognition, the fair value of the Primary Loan (asset) and the Loan Commitment was £2,192 thousand (approximately $2,977) and £192 thousand (approximately $260), respectively.

As of December 31, 2025, the Primary Loan was remeasured at FVTPL. The fair value of the Primary Loan as of that date was determined based on the cash flows expected to be derived from the instrument, taking into account both the contractual cash repayment alternative and the conversion feature. The value of the contractual cash repayment alternative was determined based on the expected contractual cash flows, including principal and accrued interest, discounted at a rate of 15% over the remaining expected term of 2.6 years. As of December 31, 2025, the fair value attributable to the contractual cash repayment alternative exceeded the fair value attributable to the conversion feature and therefore drove the fair value measurement of the instrument at that date.

As of December 31, 2025, the Loan Commitment was subsequently measured in accordance with IFRS 9 at the higher of (i) the amount of the loss allowance determined under the expected credit loss model and (ii) the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with IFRS 15. As no income was recognized in respect of the Loan Commitment and the amount of the expected credit loss allowance did not exceed the amount initially recognized, the carrying amount of the Loan Commitment remained unchanged in GBP since initial recognition. The change in the US dollar carrying amounts between these dates arose from changes in the GBP/USD exchange rate over the period.

The net change in the fair value of the Primary Loan and the Loan Commitment (including exchange rate differences) in the amount of $694 was recognized within financial expenses.

On January 13, 2026, the Company entered into an amendment to the convertible loan agreement with EEH. Under the amendment, the option to provide the Additional Loan of £1 million was cancelled. In addition, the conversion mechanism of the existing loan was modified. Instead of a right to convert the outstanding Primary Loan into 19.9% of the EEH fully diluted share capital, the Company obtained the right, upon conversion of the Primary Loan, to receive from EEH all of its holdings of Wigan Topco Limited (“Wigan”) representing 35.8% of the issued share capital of Wigan. As a result of the amendment, subsequent to December 31, 2025, the Company derecognized the loan commitment liability. The Company is evaluating the impact of the changes of the amendment on its consolidated financial statements.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 6 - LEASES

Right-of-use assets

Buildings
Cost
As of December 31, 2023	57
Additions	273
As of December 31, 2024	330
Additions	-
As of December 31, 2025	330

Accumulated depreciation
As of December 31, 2023	30
Charge for the year	52
Exchange rate translation	(2)
As of December 31, 2024	80
Charge for the year	64
exchange rate differences	(4)
As of December 31, 2025	140

Carrying amount
As of December 31, 2024	250
As of December 31, 2025	190

Fort leases two warehouse facilities in the United Kingdom.

One warehouse lease expired on February 23, 2025. Following the expiry date, Fort continued to occupy the premises by mutual agreement with the lessor pending execution of a new lease agreement. During this interim period, no enforceable lease agreement was in place and, accordingly, no right-of-use asset or lease liability was recognized in respect of this arrangement during that period. Payments made during this period were recognized as lease expense in profit or loss. On January 28, 2026, Fort entered into a new lease agreement with respect of this facility, providing for annual rent of £44 thousand (approximately $60), payable quarterly.

The second warehouse is leased under an agreement effective from July 1, 2024 for a fixed term of five years, with no early termination option and no renewal option. Annual lease payments under this agreement were £52 thousand (approximately $65), payable monthly.

In addition, beginning in July 2024, Fort leased a warehouse in Italy under a month-to-month arrangement. The Company elected to apply the short-term lease exemption under IFRS 16 to this arrangement.

Lease expense related to the interim occupancy of the expired UK warehouse lease and short-term lease expense related to the Italian warehouse lease amounted to $42 for the year ended December 31, 2025. Short-term lease expense related to the Italian warehouse amounted to $2 for the year ended December 31, 2024.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 6 - LEASES (continued)

Amounts recognized in profit and loss

	Year ended December 31,
	2025	2024
Depreciation expense on right-of-use assets	64	52
Interest expense on lease liabilities	18	13
Exchange rate (income) expenses	12	(1)

Lease liabilities

	As of December 31,
	2025	2024
Maturity analysis:
Year 1	70	65
Year 2	70	65
Year 3	70	65
Year 4	35	65
Year 5	-	33
Onwards	-	-
Total undiscounted cash flows	245	293
Imputed interest	(32)	(46)
Lease Liability	213	247

Analyzed as:
Current	55	48
Non-current	158	199
	213	247

NOTE 7 - OTHER PAYABLES

	December 31,
	2025	2024
Government institutions	12	181
Employees and related benefits	5	13
Accrued interest	92	7
Accrued expenses and other payables	297	52
	406	253

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 8 - CONVERTIBLE DEBENTURES

On August 21, 2025, the Company issued unsecured convertible debentures for an aggregate principal of CAD 5,000 thousand (approximately $3,630). The convertible debentures mature on August 21, 2027 (the “Maturity Date”) and bear yearly interest of 10%, payable quarterly in cash (with the first interest payment for the period from issuance to September 30, 2025). The conversion price was determined in US dollars at the date of issuance, by reference to the CAD/USD exchange rate on August 21, 2025, such that the related cash flows are fixed in US dollars.

Holders of the convertible debentures have the option to convert the principal amount into Units of the Company at any time from issuance up to the Maturity Date at a conversion price of $1.86 per Unit. Each Unit consists of one common share and one warrant. Each warrant entitles the holder to purchase one additional common share at an exercise price of $1.86 per share, exercisable until August 21, 2030. Any unconverted principal will be repayable in cash at the Maturity Date.

The convertible debentures are compound financial instrument with both a debt component and an equity component, accounted for in accordance with IAS 32 Financial Instruments: Presentation and IFRS 9 Financial Instruments. The debt component represents the Company’s contractual obligation to repay principal and interest, and the equity component (which is shown as Convertible debenture reserve in the consolidated statements of financial position) represents the holder’s conversion feature.

On August 21, 2025, the Company allocated the proceeds from the issuance of the convertible debentures between a debt component and an equity component. The debt component was measured first at fair value, equal to the present value of the scheduled future cash flows (interest and principal) discounted at the estimated market interest rate for similar debt with no conversion features. The equity component was determined as the residual amount of the proceeds less the fair value of the debt component. The carrying amount of the equity component will remain fixed in value, while the debt component will be subsequently measured at amortized cost using the effective interest method under IFRS 9.

Issuance costs totaled $408 thousand comprised of: (1) the fair value of 128,828 common shares issued to advisors and certain investors in the amount of $242, and (2) $166 paid to advisors and certain investors. The total issuance costs were allocated between the debt and equity components on a pro-rata basis, consistent with the amounts initially recognized for each component at the issuance date. The portion attributed to the equity component was recorded as a reduction of equity, while the portion attributed to the debt component was deducted from the carrying amount of the debt on initial recognition. Accordingly, the debt component was recognized at $3,422 before the costs allocation and at $3,037 after allocation of issuance costs, and the equity component was recognized at $208 before the cost allocation and $185 after such allocation.

From the issuance date to December 31, 2025, the Company recognized total finance costs of $221 related to the convertible debentures. This amount is comprised of $131 of interest expenses and $90 of additional non-cash financial expenses arising from the accretion of the convertible debentures’ debt component. All interest and accretion expenses related to the convertible debentures have been recognized within financial expenses.

The table below summarizes the carrying amount of the convertible debenture as of December 31, 2025 and August 21, 2025 (issuance date):

	December 31,	August 21,
	2025	2025
Proceeds	3,630	3,630
Less: Unamortized discount	(503)	(593)
Carrying amount	3,127	3,037

On December 31, 2025, the Company received irrevocable conversion notices from all of the holders of the convertible debentures. Pursuant to these notices, contingent upon and immediately following the effectiveness of the listing of the Company’s common shares on Nasdaq, the aggregate outstanding principal amount of the convertible debentures will be automatically converted into Units of common share and warrant, as described above.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 9 - FINANCIAL INSTRUMENTS

A.	Classes and categories of financial instruments

December 31, 2025	Amortized Cost	FVTPL Level 3	Total
Cash and cash equivalents	605	-	605
Trade receivables	102	-	102
Other receivables	203	-	203
Convertible loan receivable	-	2,285	2,285
Total financial assets	910	2,285	3,195

Trade payables	543	-	543
Other payables	406	-	406
Related parties payable	152	-	152
Lease liability (current and non-current)	213	-	213
Convertible debenture	3,127	-	3,127
Total financial liabilities	4,441	-	4,441

In addition, financial liabilities include a loan commitment liability was initially recognized at fair value and is subsequently measured in accordance with IFRS 9 in the amount $258.

December 31, 2024	Amortized Cost	Total
Cash and cash equivalents	546	546
Trade receivables	116	116
Other receivables	51	51
Related parties receivables	-	-
Total financial assets	713	713

Trade payables	505	505
Other payables	253	253
Related parties payable	1,775	1,775
Lease liability (current and non-current)	247	247
Total financial liabilities	2,780	2,780

B.	Liquidity risk management

Ultimate responsibility for liquidity risk management rests with the Board of Directors, which has established an appropriate liquidity risk management framework for management of the Company’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

Liquidity and interest risk tables

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows. To the extent that interest cash flows are floating rate, the undiscounted amount is derived from interest rate curves at the reporting date.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 9 - FINANCIAL INSTRUMENTS (continued)

The contractual maturity is based on the earliest date on which the Group may be required to pay.

	0-1 year	2-5 year
December 31, 2025
Trade payables	543	-
Other payables	406	-
Lease liability	70	175
Related parties payable	152	-
Convertible debenture	363	3,862
	1,534	4,037

	0-1 year	2-5 year
December 31, 2024
Trade payables	505	-
Other payables	253	-
Lease liability	65	228
Related parties payable	1,775	-
	2,581	199

C.	Foreign currency risk management

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities denominated in the principal currencies at the reporting date are as follows:

	GBP		Euro		CAD
	December 31,		December 31,		December 31,
	2025	2024	2025	2024	2025	2024
Assets	3,716	530	16	14	193	-
Liabilities	686	779	-	-	24	-
Net exposure	3,030	(249)	16	14	169	-

Foreign currency sensitivity analysis

The Group is mainly exposed to GBP, Euro and CAD.

The following table details the Company’s sensitivity to a 10 per cent increase and decrease in currency units against the relevant foreign currencies. 10 per cent is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year-end for a 10 per cent change in foreign currency rates.

	GBP		Euro		CAD
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Profit or loss	(1,471)	86	(4)	-	119	-
Equity	1,471	(86)	(4)	-	(119)	-

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 10 - SHARE CAPITAL:

a.	The share capital composed of common shares as follows:

	Number of common shares
	December 31
	2025	2024
Issued (*)	11,362,352	7,142,857

(*)	Retrospectively adjusted to reflect the exchange ratio in the SPA consummated on July 7, 2025, see Note 1(a), and the reverse share splits effected on October 1, 2025 and February 18, 2026, see Note 1(e).

The Company has unlimited number of authorized common shares without par value.

The common shares confer upon their holders the following rights: (i) the right to vote in any general meeting of the Company, (ii) the right to receive dividends, if and when declared by the Board of Directors and (iii) the right to receive upon liquidation of the Company a sum equal to the nominal value of the share, and if a surplus remains, to receive such surplus, subject to the rights conferred on any class of shares which may be issued in the future.

b.	On December 24, 2025, the Company entered into a debt settlement agreement with Nexera. Pursuant to the agreement, on December 31, 2025, the Company issued 1,700,802 common shares to Nexera at an aggregate fair value of approximately $2,463, in settlement of the related parties payable balance which was included in the Company’s consolidated statement of financial position as of September 30, 2025.

c.	Contingent Right Shares - pursuant to the SPA, the Company is committed to issue additional common shares to Nexera up to 4,714,287 shares upon the achievement of certain milestones as detailed in note 1(a).

d.	Share option - The Company has a share option plan (the “Previous Plan”) pursuant to which the Board of Directors may grant incentive share options to officers, directors, other employees and consultants. Under the Previous Plan, the Company may grant options to purchase up to 10% of the issued and outstanding common shares. Share options granted may not exceed a term of 10 years, and the term will be reduced to 1 year following the death of the optionee. All share options vest when granted unless otherwise specified by the Board of Directors.

As of December 31, 2024, a total of 41,429 share options were outstanding and fully exercisable at an exercise price of CAD 1.40 per option (approximately $0.98 per option). These share options are scheduled to expire in March 2027.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 10 - SHARE CAPITAL: (continued)

On July 21, 2025, the Company adopted a new equity incentive plan (the “New Plan”), which was approved by the shareholders on August 21, 2025 and replaces the Previous Plan. Under the New Plan, the Company may grant share options, restricted share units (“RSUs”) and performance-based awards to officers, directors, other employees, and consultants.

The New Plan is allowing the issuance of up to 1,904,479 common shares, which represented 20% of the issued and outstanding common shares as of the adoption date.

On September 15, 2025, the Company granted 139,287 RSUs to officers and members of the Board of Directors and 128,570 RSUs to consultants. The RSUs are, upon vesting, exchangeable on a one-for-one basis with common shares. 50% of the RSUs granted will vest after one year and the remaining 50% will vest in four tranches over the second year from the date of grant. The RSUs are equity-settled share-based payment awards. The fair value of each RSU at the grant date was $2.32, based on the Company’s common share price on their grant date.

On November 8, 2025, the Company granted 42,857 RSUs to a consultant. The RSUs are, upon vesting, exchangeable on a one-for-one basis with common shares. 50% of the RSUs granted will vest after one year and the remaining 50% will vest in four tranches over the second year from the date of grant. The RSUs are equity-settled share-based payment awards. The fair value of each RSU at the grant date was $2.85, based on the Company’s common share price on their grant date.

During 2025, no RSUs vested, forfeited, or expired. The Company recorded an expense of $150 in respect of such grants, included in general and administrative expenses. As of December 31, 2025, unrecognized share-based compensation expense that will be recognized over the next 1.75 years is $474.

e.	As of December 31, 2025, a total of 10,168 warrants were outstanding and fully exercisable at an exercise price of CAD 1.40 per option (approximately $0.98 per warrant). During 2025, 11,260 warrants were exercised in total consideration of $11.

NOTE 11 - ADDITIONAL INFORMATION REGARDING PROFIT OR LOSS:

a.	Revenues:

	Year ended December 31,
	2025	2024
Revenues from products sales, net	10,846	9,875

b.	Cost of Revenues:

	Year ended December 31,
	2025	2024
Purchases and changes in inventory	3,252	3,165
Sales fulfillment commissions	5,153	4,455
Freight	610	296
Wages, salaries and related expenses	561	210
Depreciation	46	-
Packing supplies	78	83
Storage	67	17
	9,767	8,226

c.	Sales and marketing:

	Year ended December 31,
	2025	2024
Advertising on Amazon and other platforms	823	640
Wages, salaries and related expenses	151	16
Consultants	184	-
	1,158	656

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 11 - ADDITIONAL INFORMATION REGARDING PROFIT OR LOSS: (continued)

d.	General and administrative:

	Year ended December 31,
	2025	2024
Directors’ fees	53	25
Wages, salaries and related expenses	43	-
Professional services	713	109
Maintenance	39	49
Depreciation	48	58
IT software and consumables	30	21
Share-based payment	150	-
Other	101	64
	1,177	326

e.	Other expenses:

	Year ended December 31,
	2025	2024
Management fees to Parent Company	-	139
Other	4	-
	4	139

f.	Finance expenses, net:

	Year ended December 31,
	2025	2024
Finance income:
Interest income	(14)	-
Total finance income	(14)	-

Finance expense:

Exchange rate differences	57	11
Bank fees	10	3
Amortization of discount on convertible debentures	90	-
Interest expenses on convertible debentures	131	-
Revaluation of convertible loan receivable	653	-
Lease liability interest	18	17
Total finance expenses	959	31

Finance expense (income), net	945	31

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 12 - TAXES ON INCOME:

a.	Tax rates

The Company is taxed according to Canadian corporate tax law and is subject to a tax rate of 27%.

Fort is taxed according to UK tax laws. The UK corporate income tax rate is 25%.

b.	Taxes on income included in the consolidated statements of profit or loss:

	Year ended December 31,
	2025	2024
Current taxes	-	104
Deferred taxes	(167)	33
Prior year adjustments	8	-
	(159)	137

c.	Deferred taxes:

Deferred taxes are comprised of the following components:

	As of December 31,
	2025	2024
Deferred tax asset
Operating lease right of use asset	53	62
Operating loss carryforward	159	-
Total deferred tax assets	212	62

Deferred tax liabilities
Property and equipment	28	33
Operating lease liability	50	62
Total deferred tax liability	78	95

Net deferred tax (liability) assets	134	(33)

d.	Theoretical tax:

Reconciliation between tax expenses and the product of profit (loss) before taxes multiplied by the Company’s statutory income tax rate is as follows:

	Year ended December 31,
	2025	2024
Profit (loss) before taxes	(5,989)	497

Statutory income tax rate	27%	27%
Tax expense (tax benefit) computed at the statutory income tax rate	(1,617)	134
Increase (decrease) in tax expenses resulting from the following:
Previous years taxes	(8)	18
Unrecognized deferred tax assets in respect of tax loss carryforwards	297	-
Permanent differences related to the reverse capitalization transaction and non-deductible listing expenses(*)	1,023	-
Non-Canada tax rate differential	13	(10)
Others	133	(5)

Tax expenses	(159)	137

(*)	Includes non deductible listing expenses recognized in connection with the reverse recapitalization transaction completed on July 7, 2025 (see Note 3) .

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 13 - SEGMENTS

The Company has one operating segment, sale of pest control products. Revenues are attributed to geographic areas based on location of the end customers as follows:

	Year ended December 31,
	2025	2024
United Kingdom	9,075	9,106
France (*)	700	454
Other	1,071	315
	10,846	9,875

(*)	In 2025, revenues from France were disclosed separately as they became material in accordance with IFRS 8. In previous year, there were no material revenues in a single country within Europe.

Information about the Company’s non-current assets (excluding financial instruments and deferred tax assets) by geographical location is detailed below:

	As of December 31,
	2025	2024
United Kingdom (*)	301	385
	301	385

(*)	All of the Company’s non-current assets are located in the United Kingdom. Non-current assets in other countries, if any, are not material and are therefore not disclosed separately.

NOTE 14 - RELATED PARTIES

a.	Transactions with related parties

	Year ended December 31,
	2025	2024
Cost of revenues
Management fees (c1)	193	-

Sales and marketing
Management fees (c1)	151	-

General and administrative expenses:
Directors’ fees	53	148
Management fees (c1)	46	-
Professional services – CEO and CFO (c3)	59	-
Share-based payments to directors and officers (Note 10d)	126	-

Other expenses:
Management fees (c1)	-	37

Financial expenses:
Interest expenses on convertible debentures (c3)	103	-

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 14 - RELATED PARTIES (continued)

b.	Balances with related parties:

	As of December 31,
	2025	2024
Trade payables	46	198
Other payables (c2) (c3)	43	-
Related parties payable (c1)	152	1,775
Convertible debentures (c3)	1,457	-

(c1)

On March 30, 2023, Fort entered into a service agreement with Nexera (the “Nexera Service Agreement”) pursuant to which Nexera will provide different services to Fort. The Nexera Service Agreement is for a period of 12 months starting March 2023 and renewed for additional successive 12 months period. On June 10, 2025, the Nexera Service Agreement was amended to extend the term of the agreement to March 9, 2026, and will automatically renew for additional successive 12-month periods unless terminated by mutual agreement or 60 days’ notice.

On July 7, 2025, the Company entered into a service agreement with Nexera (the “Nexera Service Agreement”), pursuant to which Nexera provides various services to the Company. The Nexera Service Agreement is for a period of 12 months commencing in July 2025 and will automatically renew for additional successive 12-month periods unless terminated by either party upon 60 days’ prior notice. Fees under the Nexera Service Agreement are determined based on a transfer pricing study compliant with applicable laws.

(c2)

On July 7, 2025, the Company entered into a consulting agreement with Miga Consulting Ltd. (“Miga”), a company controlled by the Company’s Chief Executive Officer, pursuant to which Miga provides Chief Executive Officer services to the Company for a term of 24 months. Under the agreement, Miga is entitled to a monthly consulting fee of $4.75.

On July 7, 2025, the Company entered into a consulting agreement with D.S. Blue White Assets (2006) Ltd. (“D.S.”), a company controlled by the Company’s Chief Financial Officer pursuant to which D.S. provides Chief Financial Officer services to the Company for a term of 24 months. Under the agreement, D.S. is entitled to a monthly consulting fee of $5.5.

(c3)	In connection with the issuance of the convertible debentures (as described in Note 8), Nexera participated in the offering and acquired convertible debentures in an amount of approximately $1.6 million. In addition, one of the Company’s director participated in the offering and acquired convertible debentures in an amount of approximately $94 thousand on the same terms as the rest of the participants. Interest receivables recorded in other receivables.

(c4)	On November 8, 2025, the Company entered into a consulting agreement with Hike Capital Inc. (“Hike”), pursuant to which Hike will provide financial advisory and consulting services to the Company for a term of 24 months. Under the agreement, Hike is entitled to a monthly fee of CAD 5,000 (approximately $3.5), payable upon the effectiveness of the listing of the Company’s common shares on Nasdaq. In addition, on November 8, 2025, the Company granted to Hike 42,857 RSUs, see note 10d. The chief executive officer of Hike is the brother of one of the Company’s directors.

NOTE 15 - SUBSEQUENT EVENTS

a.	On January 13, 2026, the Company entered into an amendment to its convertible loan agreement with EEH (see Note 5).

b.	On January 28, 2026, Fort signed a new lease agreement (see Note 6).

c.

On February 5, 2026, the Company entered into a loan agreement with Nexera, as amended on April 23, 2026, for a loan of up to $450. Amounts drawn under the loan bear interest at 14% per annum, calculated on a simple interest basis, and are repayable, together with accrued and unpaid interest, by December 31, 2027. As of the date of approval of these financial statements, the outstanding principal amount under the loan was $225.

c.	On February 18, 2026, the Company effected a 1 to 2 reverse share split. See Note 1(e).

e.	On April 9, 2026, the Company entered into a loan agreement with an investor for a loan of up to $450. Amounts drawn under the loan bear interest at 10% per annum, calculated on a simple interest basis, and are repayable, together with accrued and unpaid interest, by December 31, 2027. As of the date of approval of these financial statements, the outstanding principal amount under the loan was $100.

f.	On April 10, 2026, the shareholders approved the continuance of the Company from British Columbia to Ontario under the Business Corporations Act (Ontario).